   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON SEPTEMBER 21, 2001
                                               REGISTRATION NO. 333-

===============================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                  -------------

                                    FORM S-2
             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                               ------------------

                         URSTADT BIDDLE PROPERTIES INC.
             (Exact name of registrant as specified in its charter)

            MARYLAND                                    04-2458042
(State or other jurisdiction of            (I.R.S. Employer Identification No.)
 Incorporation or Organization)
                               ------------------
                               321 RAILROAD AVENUE
                          GREENWICH, CONNECTICUT 06830
                                 (203) 863-8200
       (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

         CHARLES J. URSTADT                         WILLING L. BIDDLE
CHAIRMAN AND CHIEF EXECUTIVE OFFICER      PRESIDENT AND CHIEF OPERATING OFFICER
   URSTADT BIDDLE PROPERTIES INC.             URSTADT BIDDLE PROPERTIES INC.
        321 RAILROAD AVENUE                        321 RAILROAD AVENUE
    GREENWICH, CONNECTICUT 06830               GREENWICH, CONNECTICUT 06830
           (203) 863-8200                             (203) 863-8200

            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)
                               ------------------
                                   Copies to:
    THOMAS J. DRAGO, ESQ.                            DAVID C. WRIGHT, ESQ.
       COUDERT BROTHERS                                HUNTON & WILLIAMS
        GRACE BUILDING                            RIVERFRONT PLAZA, EAST TOWER
 1114 AVENUE OF THE AMERICAS                          951 EAST BYRD STREET
NEW YORK, NEW YORK 10036-7703                    RICHMOND, VIRGINIA 23219-4074
        (212) 626-4400                                   (804) 788-8200

       Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

       If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. |_|

       If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this Form, check the following box. |_|

       If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_| _____________

       If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_| _____________

       If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_| _____________

       If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. |_|

                         CALCULATION OF REGISTRATION FEE

====================================================================================================================
                                                                     PROPOSED
                                                                     MAXIMUM
                                                                     OFFERING        PROPOSED          AMOUNT OF
        TITLE OF EACH CLASS OF SECURITIES           AMOUNT TO BE     PRICE PER   MAXIMUM AGGREGATE   REGISTRATION
                 TO BE REGISTERED                    REGISTERED      SHARE(1)    OFFERING PRICE (1)       FEE
====================================================================================================================
     Class A Common Stock, par value $.01          4,600,000 (3)      $9.485       $43,631,000         $11,000.00
       per share (2)
====================================================================================================================

(1)  Estimated solely for purposes of calculating the registration fee in accordance with Rule 457(c) under the
     Securities Act of 1933, as amended, based upon the average of the high and low sales prices of the Class A
     Common Stock on the New York Stock Exchange on September 17, 2001.

(2)  This registration statement also relates to the rights to purchase shares of Series A Participating Preferred
     Stock of the Registrant which are attached to all shares of Class A Common Stock issued pursuant to the terms of the Registrant's Amended and Restated Rights Agreement dated July 31, 1998. Until the occurrence of certain prescribed events, the rights are not exercisable, are evidenced by the certificates for the Class A Common
     Stock and will be transferred with and only with such Class A Common Stock. Because no separate consideration is paid for the rights, the registration fee therefor is included in the fee for the Class A Common Stock.

(3)  Includes 600,000 shares of Class A Common Stock which may be purchased by the underwriters solely to cover over-allotments, if any.

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY
ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS
REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF
1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND
EXCHANGE COMMISSION, ACTING PURSUANT TO SUCH SECTION 8(A), MAY DETERMINE.

====================================================================================================================

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission becomes effective. This prospectus is not an offer to sell these securities and it is not seeking an offer to buy these securities in any state where the offer or sale is not permitted.

                SUBJECT TO COMPLETION, DATED SEPTEMBER 21, 2001
                                   PROSPECTUS


                                    [LOGO]


                         URSTADT BIDDLE PROPERTIES INC.

                                4,000,000 shares
                              Class A common stock
                          (par value, $.01 per share)

     We are selling 4,000,000 shares of our Class A common stock. We will receive all of the net proceeds from this sale. Our shares of Class A common stock are listed on the New York Stock Exchange under the symbol "UBP.A". Our most recent quarterly dividend for our Class A common stock was paid at an annual rate of $.80 per share, representing an annual yield of 8.25%, based upon the last reported sales price of our Class A common stock of $9.70 on September 20, 2001.

     We have two classes of common equity securities: common stock and Class A common stock. Our common stock entitles the holder to one vote per share and our Class A common stock entitles the holder to 1/20th of one vote per share on all matters submitted to a vote of shareholders. Each share of our Class A common stock is also entitled to dividends in an amount equal to not less than 110% of the regular quarterly dividends paid on each share of our common stock.

     Investing in our Class A common stock involves risks. You should read the section entitled "Risk Factors" beginning on page 9 before buying our Class A common stock.

                                                 Per Share             Total
Public offering price.........................   $                     $
Underwriting discounts........................   $                     $
Proceeds, before expenses, to us..............   $                     $

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

     We have granted the underwriters an option to purchase an additional 600,000 shares of Class A common stock at the public offering price, less the underwriting discounts, solely to cover over-allotments, if any.

    We expect that the shares of Class A common stock will be ready for delivery on or about ___________, 2001.

FERRIS, BAKER WATTS, INCORPORATED
          J.J.B. HILLIARD, W.L. LYONS, INC.
                    ADVEST, INC.

              The date of this prospectus is __________ ___, 2001

           [Map indicating location of core properties appears here]

                   A WARNING ABOUT FORWARD-LOOKING STATEMENTS

     This prospectus, and the documents incorporated by reference, may contain "forward-looking" statements as described in Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements usually include words like "believes," "anticipates" and "expects" and describe our expectations for the future. Some of these expectations may not be met in important ways for a variety of reasons. We have described these reasons under the heading "Risk Factors" in this prospectus and in the other reports we file with the Securities and Exchange Commission, and you should review them before you make any investment decision. We are not required to update any forward-looking statements we make and we may not make any updates.

                               PROSPECTUS SUMMARY

     This summary highlights selected information in this prospectus. This summary is not complete and does not contain all of the information that you should consider before investing in our Class A common stock. You should carefully read this entire prospectus before making an investment decision. The information presented in this prospectus assumes a public offering price of $9.70 per share, based on the last reported sales price for our Class A common stock on September 20, 2001. Unless otherwise indicated, this prospectus does not reflect the exercise of the underwriters' over-allotment option.

OUR COMPANY

     We are a self-administered real estate investment trust, or REIT, which owns and manages income producing commercial real estate investments. We have been in business and our common equity has been listed on the New York Stock Exchange since 1969 and we have paid 128 consecutive quarterly cash dividends to our shareholders since that time. During the last seven fiscal years, our funds from operations have increased from $7,653,000 in fiscal 1994 to $11,914,000 in fiscal 2000. Also, our dividends paid on our common stock have increased from $1.10 per share in fiscal 1994 to $1.26 in fiscal 1997. In fiscal 1998, we declared a dividend of one share of Class A common stock for each share of common stock then outstanding. Since the date of the dividend, our combined dividends paid on our shares of Class A common stock and common stock have increased from $1.32 in fiscal 1998 to $1.48 in fiscal 2000.


     Our primary investment focus is neighborhood and community shopping centers which are typically anchored by grocery and drug stores and located in suburban areas of the northeastern United States, with a primary concentration in Fairfield County, Connecticut, and Westchester and Putnam Counties, New York. We currently own 12 neighborhood and community shopping centers, three mixed-use (office/retail) properties and five office buildings, one of which contains our corporate headquarters, in these primary markets. We refer to these 20 properties, which contain 1.8 million square feet of space, as our "core properties." As of September 20, 2001, our core properties collectively had 352 tenants and were 98% leased based upon square footage.

     We also own four non-core properties located outside of our primary markets consisting of one office building, one retail property and two distribution and service properties. As of September 20, 2001, our non-core properties were 100% leased based upon square footage. Our strategy is to sell our non-core properties opportunistically over the next several years and re-deploy the proceeds of sale into acquisitions of properties located principally in our primary markets of Fairfield County, Connecticut, and Westchester and Putnam Counties, New York.

     Our investment objective is to increase the cash flow and, consequently, the value of our properties, and to seek continued growth through (i) the strategic re-leasing, renovation and expansion of our existing properties, and
(ii) the selective acquisition of income-producing properties, primarily neighborhood and community shopping centers, in our targeted geographic region. We may also invest in other types of real estate and real estate-related assets in our targeted and other geographic regions from time to time.

     We are owners and operators of income producing real estate and not real estate developers. We invest in properties where we believe cost-effective expansion and renovation programs, combined with effective leasing and operating strategies, can improve the existing properties' value while providing superior current economic returns. We believe that investment in and operation of commercial real estate is a local business and we focus our investments in areas where we have strong knowledge of the local markets. Our home office is located in Greenwich, Connecticut, at the center of the region representing our primary investment focus. All of the members of our senior management team and a majority of our directors live in the areas where our core assets are located.

     The areas where our core properties are located are densely populated, affluent bedroom communities for people who work in New York City and the surrounding areas. The population in the three counties in our target market tends to be high-income, with a median annual household income of over $55,000 compared to the national average of approximately $37,000, based upon the 2000 U.S. National Census. We believe these areas also have barriers to entry for competitors seeking to develop new properties. For example, in many of these communities, it is difficult to develop new shopping centers due to the lack of available land, zoning restrictions and the anti-development bias of many local planning boards. We generally target for purchase properties which are smaller in size than those which are typically sought by pension funds and other large institutional owners. Owners of commercial properties which we target for purchase tend to be individuals, families or private real estate companies rather than institutional owners, including other REITs. We believe our status as a publicly traded REIT provides us with substantial advantages over non-REIT competitors in making investments in our targeted market, especially through our ability to offer sellers the opportunity to defer taxable gains by exchanging their properties for partnership interests that are convertible into our Class A common stock.

     We directly manage the operations and leasing at all of our core properties. Two of our non-core properties, representing approximately 5% of our total revenues for our 2000 fiscal year, are net leased to single tenants under long-term lease arrangements where property management is handled by the tenants. Our remaining non-core properties are managed by us or property management companies supervised by us.

     When evaluating potential acquisitions, we consider such factors as:

     o economic, demographic and regulatory conditions in the property's local and regional market;

     o  the location, construction quality and design of the property;

     o the current and projected cash flow of the property and the potential to increase cash flow;

     o  the potential for capital appreciation of the property;

     o the terms of tenant leases, including the relationship between the property's current rents and market rents and the ability to increase rents upon lease rollover;

     o the occupancy and demand by tenants for properties of a similar type in the market area;

     o the potential to complete a strategic renovation, expansion or re-leasing of the property;

     o the property's current expense structure and the potential to increase operating margins; and

     o  competition from comparable properties in the market area.

     We believe that there are more than 250 shopping centers located in our targeted region containing more than 20 million square feet of leaseable space that we consider to be potentially attractive acquisition candidates.

     We seek to maintain a prudent amount of leverage. Over the last ten fiscal years, at each fiscal year end, our long-term debt averaged approximately 28% of our total company capitalization and never exceeded 40% of our total company capitalization. As of July 31, 2001, our long-term debt totaled 30.1% of our total company capitalization and our earnings before interest, taxes, depreciation and amortization ("EBITDA") to interest coverage for the nine-months ended July 31, 2001 was 4.9 to 1.

     Our shopping center tenants consist of national, regional and local retailers. Our typical shopping center is anchored by an established major grocery store operator in the region. The balance of our retail properties is leased to regional drug stores, national value oriented retail stores and other regional and local franchise stores. Two of our shopping centers, not anchored by grocery stores, are located adjacent to large regional malls which create substantial retail shopping traffic. Our properties generally attract tenants who provide basic staples and convenience items to local customers. We believe sales of these items are less sensitive to fluctuations in the business cycle than higher priced retail items. No single retail tenant currently represents more than 7% of the total annual base rent of our retail properties.

MANAGEMENT

     Our senior management group includes professionals with an average of 28 years of experience in real estate investment and related fields. We also have a strong independent Board of Directors with many years of experience in the real estate industry. Our Board of Directors and senior executive officers beneficially own 47.4% of our outstanding shares of common stock and 13.0% of our outstanding shares of Class A common stock, which collectively represents approximately 30.7% of our total outstanding shares of common stock and Class A common stock.

     Our offices are located at 321 Railroad Avenue, Greenwich, Connecticut 06830. Our telephone number is (203) 863-8200.

RECENT DEVELOPMENTS

     Since July 31, 2001, we have:

     o sold approximately 4.2 acres of undeveloped land in Denver, Colorado for $1.2 million;

     o received commitments from two major commercial banks for $11 million of seven and ten year first mortgage loans at fixed rates of 2% over the then applicable treasury note rates, the proceeds of which will be used to re-finance existing debt under our revolving credit facilities; and

     o sold the Countryside Square shopping center that was owned by our Countryside Square Limited Partnership. Upon liquidation of this partnership we will receive distributions of approximately $1.8 million in cash, $1.2 million in notes issued by the purchaser of the property which bear interest at 12.5% per annum, and 1,200,000 shares of our Class A common stock currently held by this partnership. Upon liquidation of this partnership, the 1,200,000 shares of Class A common stock will be retired by us as treasury shares. For accounting purposes, 545,454 of these shares of Class A common stock held by the partnership were deemed to have been retired by us as treasury shares prior to the sale of the Countryside Square shopping center. As a result of this sale, the remaining 654,546 shares of Class A common stock held by the partnership are deemed to be retired by us as treasury shares for accounting purposes. Therefore, the number of our outstanding shares of Class A common stock reported in our financial statements will be reduced by these 654,546 shares.

                                  THE OFFERING


Class A common stock                                            4,000,000 shares(1)
Class A common stock to be outstanding after this offering      9,995,108 shares(2)(3)
New York Stock Exchange symbol for Class A common stock         UBP.A

---------------------------
(1) 4,600,000 shares of Class A common stock if the underwriters exercise their over-allotment option in full.
(2) 10,595,108 shares of Class A common stock if the underwriters exercise their over-allotment option in full. Does not include (i) 120,144 shares of Class A common stock reserved for issuance under our employee stock option plans, (ii) 187,143 shares of Class A common stock reserved for issuance under our dividend reinvestment and share purchase plan,
     (iii) 207,125 shares of Class A common stock reserved for issuance under our restricted stock plan or (iv) 309,650 shares of Class A common stock issuable upon redemption of outstanding partnership interests. Includes 1,200,000 shares of Class A common stock held by Countryside Square Limited Partnership, of which we are the general partner. For accounting purposes, these shares are deemed to be retired by us as treasury shares but will not actually be retired by us as treasury shares until we receive these shares upon the liquidation and winding up of this partnership.


(3) Does not include 6,237,850 shares of our common stock outstanding as of September 20, 2001.

                                 USE OF PROCEEDS

         We estimate that the net proceeds to us from the sale of 4,000,000 shares of our Class A common stock in this offering will be approximately $36,763,000. If the underwriters exercise their over-allotment option in full, we estimate that our net proceeds will be approximately $42,277,450.

         We intend to use the net proceeds to acquire income producing properties consistent with our current business strategy and to fund renovations on, or capital improvements to, our existing properties, including tenant improvements. We intend to focus our acquisition activities on neighborhood and community shopping centers primarily located in the northeastern United States, with a concentration on Fairfield County, Connecticut, and Westchester and Putnam Counties, New York.

         Pending the use of the net proceeds for acquisitions of properties, we intend to use the net proceeds to reduce amounts outstanding under our revolving credit facilities and make investments in short-term income producing securities.

                                  RISK FACTORS

         An investment in our Class A common stock involves a number of risks. Before making an investment decision, you should carefully consider all of the risk factors described in this prospectus. If any of the risks actually occur, our business, financial condition and results of operations could be materially adversely affected. If this were to occur, the market price of our Class A common stock could decline significantly and you may lose all or part of your investment.

We may be unable to acquire or may be delayed in acquiring appropriate properties with the proceeds of the offering.

         We currently have no specific properties under contract for acquisition and we may be unable to acquire or may be delayed in acquiring appropriate properties with the proceeds of the offering that will generate returns consistent with our historical returns on our other properties. Pending the use of the net proceeds to acquire properties, we intend to use the net proceeds to reduce outstanding indebtedness under our revolving credit facilities, fund renovations on, capital improvements to or pay leasing costs in connection with our existing properties and make investments in short-term income producing securities. Reducing outstanding indebtedness and making short-term investments generally will provide us with a lower rate of return than investing in income producing real estate. As a result, our inability to acquire, or delays in acquiring, appropriate properties may likely dilute the amount of cash available per share for distributions to holders of Class A common stock.

Our business strategy is mainly concentrated in one type of commercial property and in one geographic location.

         Our primary investment focus is neighborhood and community shopping centers located in the northeastern United States, with a concentration in Fairfield County, Connecticut, and Westchester and Putnam Counties, New York. Various factors may adversely affect a shopping center's profitability. These factors include circumstances that affect consumer spending, such as general economic conditions, economic business cycles, rates of employment, income growth, interest rates and general consumer sentiment. These factors could have a more significant localized effect on the areas where our core properties are concentrated. As a result, we may be exposed to greater risks than if our investment focus was based on more diversified types of properties and in more diversified geographic areas. In addition, although we generally invest between $2 million and $25 million in property interests, we have no limit on the size of our investments. If we were to buy larger property interests, our portfolio would be concentrated in a smaller number of assets, increasing the risk to shareholders.

We are dependent on anchor tenants in many of our retail properties.

         Several of our retail properties are dependent on a major or anchor tenant. If we are unable to renew any lease we have with the anchor tenant at one of these properties upon expiration of the current lease, or re-lease the space to another anchor tenant of similar or better quality upon expiration of the current lease on similar or better terms, we could experience material adverse consequences such as higher vacancy, re-leasing on less favorable economic terms, reduced net income and reduced funds from operations. In addition, other tenants may not be attracted to these properties without an anchor tenant. Under certain circumstances, certain of our anchor tenants may be able to cease operations at our properties while continuing to pay rent. Failure to have an operating anchor tenant could reduce the attractiveness of our properties to other prospective tenants and could adversely affect the business of existing tenants. Similarly, if one or more of our anchor tenants goes bankrupt, we could experience material adverse consequences like those described above. There can be no assurance that our anchor tenants will renew their leases when they expire or will be willing to renew on similar economic terms.

We face potential difficulties or delays in renewing leases or re-leasing space.

         We derive most of our income from rent received from our tenants. Although our properties currently have favorable occupancy rates, we cannot predict that current tenants will renew their leases upon the expiration of their terms. In addition, we cannot predict that current tenants will not attempt to terminate their leases prior to the expiration of their current terms. If this occurs, we may not be able to locate qualified replacement tenants and, as a result, we would lose a source of revenue while remaining responsible for the payment of our obligations. Even if tenants decide to renew their leases, the terms of renewals or new leases, including the cost of required renovations or concessions to tenants, may be less favorable than current lease terms. Additionally, properties we may acquire with the proceeds of this offering may not be fully leased and the cash flow from existing operations may be insufficient to pay the operating expenses and debt service associated with that property until the property is fully leased. As a result, our ability to make distributions to our shareholders could be adversely affected.

Leverage can reduce cash available for distribution and cause losses.

         Our Articles of Incorporation do not limit the amount of indebtedness we may incur. Using debt, whether with recourse to us generally or only with respect to a particular property, to acquire properties creates an opportunity for increased net income, but at the same time creates risks. For example, variable rate debt can reduce the cash available for distribution to shareholders in periods of rising interest rates where interest rate increases are greater than increases in the rates of return on our investments. We use debt to fund investments only when we believe it will enhance our risk-adjusted returns. However, we cannot be sure that our use of leverage will prove to be beneficial. Moreover, when our debt is secured by our assets, we can lose those assets through foreclosure if we do not meet our debt service obligations. While we generally attempt to minimize the use of variable rate mortgage debt whenever possible, we could experience circumstances where variable rate mortgage debt is our only economically viable option.

We face risks associated with the use of debt to fund acquisitions and developments, including refinancing risk.

         We are subject to the risks normally associated with debt financing, including the risk that our cash flow will be insufficient to meet required payments of principal and interest. We anticipate that a portion of the principal of our debt will not be repaid prior to maturity. Therefore, we will likely need to refinance at least a portion of our outstanding debt as it matures. There is a risk that we may not be able to refinance existing debt or that the terms of any refinancing will not be as favorable as the terms of the existing debt. If principal payments due at maturity cannot be refinanced, extended or repaid with proceeds from other sources, such as new equity capital or sales of properties, our cash flow will not be sufficient to repay all maturing debt in years when significant "balloon" payments come due.

Construction risks could adversely affect our profitability.

         We currently are renovating some of our properties and may in the future renovate other properties, including tenant improvements required under leases. Our renovation and related construction activities may expose us to certain risks. We may incur renovation costs for a property which exceed our original estimates due to increased costs for materials or labor or other costs that were unexpected. We also may be unable to complete renovation of a property on schedule, which could result in increased debt service expense or construction costs. Additionally, the time frame required to recoup our renovation and construction costs and to realize a return on such costs can often be significant.

Uninsured and underinsured losses may affect the value of, or return from, our property interests.

         Our properties, and the properties securing our loans, have comprehensive insurance in amounts we believe are sufficient to permit the replacement of the properties in the event of a total loss, subject to applicable deductibles. There are certain types of losses, such as earthquakes, floods and hurricanes, that may be uninsurable or not economically insurable. Changes in building codes and ordinances, environmental considerations and other factors also might make it impracticable for us to use insurance proceeds to replace a damaged or destroyed property. If any of these or similar events occurs, it may reduce our return from an affected property and the value of our investment.

The real estate business is highly competitive.

         We compete for real estate investments with all types of investors, including domestic and foreign corporations, financial institutions, other real estate investment trusts and individuals. Many of these competitors have greater resources than we do. Our shopping centers compete for tenants with other regional, community or neighborhood shopping centers in the respective areas where our retail properties are located. Our office buildings compete for tenants with office buildings throughout the areas in which they are located.

The value of our property interests depends on conditions beyond our control.

         Real property investments are illiquid and subject to varying degrees of risk. Yields from our real properties depend on their net income and capital appreciation. We are dependent on the northeastern United States market due to the concentration of a majority of our real estate assets in this region. Real property income and capital appreciation may be adversely affected by general and local economic conditions, neighborhood values, competitive overbuilding, weather, casualty losses and other factors beyond our control. In particular, general and local economic conditions may be adversely affected by the recent terrorist incidents in New York and Washington D.C. There was no physical damage to our properties as a result of these incidents. Our management is unable to determine the long-term impact, if any, of these incidents or of any acts of war or terrorism in the United States or worldwide on the U.S. economy, on our Company or on the market price of our Class A common stock. The value of our real property may also be adversely affected by factors such as costs of complying with regulations and liability under applicable environmental laws, interest rate changes and the availability of financing. Income from a property will be adversely affected if a large tenant or a significant number of tenants is unable to pay rent or if available space cannot be rented on favorable terms. Operating and other expenses of our properties, particularly significant expenses such as debt payments, real estate taxes and maintenance costs, generally do not decrease when income decreases and, even if revenues increase, operating and other expenses may increase faster than revenues.

Our Class A common stock has less voting power than our common stock.

         Our common stock is entitled to one vote per share on all matters submitted to shareholders for a vote. Our Class A common stock is entitled to 1/20th of one vote per share on all matters submitted to shareholders for a vote. Except as otherwise required by law or as to certain matters as to which separate class voting rights may be granted in the future to holders of one or more other classes or series of our capital stock, holders of common stock and Class A common stock vote together as a single class, and not as separate classes, on all matters voted upon by our shareholders. After giving effect to the issuance of 4,000,000 shares of Class A common stock pursuant to this offering, the holders of our Class A common stock, as a group, will control 7.27% of the voting power of our common equity securities and the holders of our common stock, as a group, will control 92.73% of the voting power of our common equity securities. Therefore, holders of our common stock have sufficient voting power to approve or disapprove all matters voted upon by our shareholders, including any proposal that could affect the relative dividend or other rights of our common stock and Class A common stock.

Our Board of Directors may change our investment and operational policies without shareholder consent.

         Our Board of Directors determines our investment and operational policies and, in particular, our investment policies. Our Board of Directors may amend or revise our investment and operational policies, including our policies with respect to acquisitions, growth, operations, indebtedness, capitalization and dividends, or approve transactions that deviate from these policies without a vote of or notice to our shareholders. Investment and operational policy changes could adversely affect the market price of our shares of Class A common stock and our ability to make distributions to our shareholders.

We are dependent on key personnel.

         We depend on the services of our existing senior management to carry out our business and investment strategies. As we expand, we will continue to need to attract and retain qualified additional senior management. The loss of the services of any of our key management personnel, or our inability to recruit and retain qualified personnel in the future, could have an adverse effect on our business and financial results.

The market value of our Class A common stock could decrease based on our performance and market perception and conditions.

         The market value of our Class A common stock may be based primarily upon the market's perception of our growth potential and current and future cash dividends, and may be secondarily based upon the real estate market value of our underlying assets. The market price of our Class A common stock is influenced by the dividend on our Class A common stock relative to market interest rates. Rising interest rates may lead potential buyers of our Class A common stock to expect a higher dividend rate, which would adversely affect the market price of our Class A common stock. In addition, rising interest rates would result in increased expense, thereby adversely affecting cash flow and our ability to service our indebtedness and pay dividends.

We are the general partner of partnerships and may become liable for the debts and other obligations of these partnerships beyond the amount of our investment.

         Two of our properties are owned by partnerships in which we are the general partner. As a general partner of these partnerships, we are liable for the partnerships' debts and other obligations. If these partnerships are unable to pay their debts and other obligations, as general partner, we will be liable for such debts and other obligations beyond the amount of our investment in these partnerships.

Real properties with environmental problems may create liabilities for us.

         The existence of hazardous or toxic substances on a property will adversely affect its value and our ability to sell or borrow against the property. Contamination of a real property by hazardous substances or toxic wastes not only may give rise to a lien on that property to assure payment of the cost of remediation, but also can result in liability to owners, operators or lenders for that cost. Many environmental laws impose liability whether a person knows of, or is responsible for, the contamination. In addition, if a property owner arranges for the disposal of hazardous or toxic substances at another site, it may be liable for the costs of cleaning up and removing those substances from the site, even if it neither owned nor operated the disposal site. Environmental laws may require us to incur substantial expenses and may materially limit our use of our properties. In addition, future or amended laws, or more stringent interpretations or enforcement policies of existing environmental requirements, may increase exposure to environmental liability.

Compliance with the Americans with Disabilities Act could be costly.

         Under the Americans with Disabilities Act of 1990, all public accommodations must meet federal requirements for access and use by disabled persons. We believe that our properties substantially comply with the requirements of the Americans with Disabilities Act. However, a determination that these properties do not comply with the Americans with Disabilities Act could result in liability for both governmental fines and damages to private parties. If we were required to make unanticipated major modifications to comply with the Americans with Disabilities Act, it could adversely affect our ability to make distributions to shareholders.

We will be taxed as a regular corporation if we fail to maintain our REIT status.

         Since our founding in 1969, we have operated and intend to continue to operate in a manner that enables us to qualify as a real estate investment trust, or REIT, for federal income tax purposes. However, the federal income tax laws governing REITs are complex. We have received an opinion of counsel that we qualify as a REIT based on our current operations and on certain assumptions and representations concerning future operations. Opinions of counsel are not binding on the Internal Revenue Service or any court. The opinion only represents the view of counsel based on counsel's review and analysis of existing law. Furthermore, our continued qualification as a REIT will depend on our satisfaction of the asset, income, organizational, distribution and shareholder ownership requirements of the Internal Revenue Code on a continuing basis. If we fail to qualify as a REIT in any taxable year, we will be subject to federal income tax, including any applicable alternative minimum tax, on our taxable income at regular corporate rates. In addition, distributions to shareholders would not be deductible in computing our taxable income. Corporate tax liability would reduce the amount of cash available for distribution to shareholders which, in turn, would reduce the market price of our shares of Class A common stock. Unless entitled to relief under certain Internal Revenue Code provisions, we also would be disqualified from taxation as a REIT for the four taxable years following the year during which we ceased to qualify as a REIT.

Failure to make required distributions would subject us to tax.

         In order to qualify as a REIT, each year we must distribute to our shareholders at least 95% of our taxable income, other than any net capital gain. For our taxable years beginning on or after November 1, 2001, we will be required to distribute at least 90% of our taxable income annually. To the extent that we satisfy the distribution requirement, but distribute less than 100% of our taxable income, we will be subject to federal corporate income tax on our undistributed income. In addition, we will incur a 4% nondeductible excise tax on the amount, if any, by which our distributions in any year are less than the sum of:

         o  85% of our ordinary income for that year;

         o  95% of our capital gain net income for that year; and

         o  100% of our undistributed taxable income from prior years.

         We have paid out, and intend to continue to pay out, our income to our shareholders in a manner intended to satisfy the distribution requirement and to avoid corporate income tax and the 4% excise tax. Differences in timing between the recognition of income and the related cash receipts or the effect of required debt amortization payments could require us to borrow money or sell assets to pay out enough of our taxable income to satisfy the distribution requirement and to avoid corporate income tax and the 4% tax in a particular year.

Gain on disposition of assets deemed held for sale in the ordinary course is subject to 100% tax.

         If we sell any of our assets, the Internal Revenue Service may determine that the sale is a disposition of an asset held primarily for sale to customers in the ordinary course of a trade or business. Gain from this kind of sale generally will be subject to a 100% tax. Whether an asset is held "primarily for sale to customers in the ordinary course of a trade or business" depends on the particular facts and circumstances of the sale. Although we will attempt to comply with the terms of safe-harbor provisions in the Internal Revenue Code prescribing when asset sales will not be so characterized, we cannot assure you that we will be able to do so.

Our ownership limitation may restrict business combination opportunities.

         To qualify as a REIT under the Internal Revenue Code, no more than 50% in value of our outstanding capital stock may be owned, directly or indirectly, by five or fewer individuals during the last half of each taxable year. To preserve our REIT qualification, our Articles of Incorporation generally prohibit any person from owning more than 7.5% of the value of all of our outstanding capital stock and provide that:

         o  a transfer that violates the limitation is void;

         o a transferee gets no rights to the shares that violate the limitation;

         o shares transferred to a shareholder in excess of the ownership limitation are automatically converted, by operation of law, into shares of "Excess Stock;" and

         o the Excess Stock will be held by us as trustee of a trust for the exclusive benefit of future transferees to whom the shares of capital stock will ultimately be transferred without violating the ownership limitation.

We may also redeem Excess Stock at a price which may be less than the price paid by a shareholder.

Our Articles of Incorporation provide that the ownership limitation does not apply to Mr. Charles J. Urstadt, our Chairman and Chief Executive Officer, who beneficially owns 33.1% and 5.7% of our outstanding common stock and Class A common stock, respectively. Such holdings represent approximately 31.9% of our outstanding voting interests. In addition, our executive officers and directors, as a group, hold approximately 45.8% of our outstanding voting interests through their beneficial ownership of our common stock and Class A common stock. The ownership limitation may discourage a takeover or other transaction that our shareholders believe to be desirable.

Certain provisions in our Articles of Incorporation and Bylaws may prevent or delay a change of control or limit our shareholders from receiving a premium for their shares.

         Our Articles of Incorporation and Bylaws contain the following provisions:

         o Our Board of Directors is divided into three classes, with directors in each class elected for three-year staggered terms.

         o Our directors may be removed only for cause upon the vote of the holders of two-thirds of the voting power of our common equity securities.

         o Our shareholders may act by written consent only if all shareholders execute such written consent.

         o Our shareholders may call a special meeting of shareholders only if the holders of a majority of the voting power of our common equity securities requests such a meeting in writing.

         o Our shareholders who wish to make proposals or nominate directors must comply with certain advance notification requirements.

         o Any consolidation, merger, share exchange or transfer of all or substantially all of our assets must be approved by (a) a majority of our directors who are currently in office or who are approved or recommended by a majority of our directors who are currently in office (the "Continuing Directors") and (b) the holders of two-thirds of the voting power of our common equity securities.

         o Certain provisions of our Articles of Incorporation may only be amended by (a) a vote of a majority of our Continuing Directors and
            (b) the holders of two-thirds of the voting power of our common equity securities. These provisions relate to the election, classification and removal of directors, the ownership limit and the shareholder vote required for certain business combination transactions.

         These provisions could delay, defer or prevent a transaction or change of control of the Company in which our shareholders might otherwise receive a premium for their shares above then-current market prices or might otherwise deem to be in their best interests.

         In view of the common equity securities controlled by Mr. Urstadt, Mr. Urstadt may control a sufficient percentage of the voting power of our common equity securities to effectively block any proposal which requires a vote of our shareholders.

Our preferred stock may deter a change in control.

         Our Articles of Incorporation authorize our Board of Directors to issue preferred stock, to establish the preferences and rights of any preferred stock issued, to classify any unissued preferred stock and reclassify any previously classified but unissued preferred stock without shareholder approval. We currently have 20,000,000 shares of preferred stock authorized, of which 350,000 shares of Series B Senior Cumulative preferred stock are issued and outstanding. The terms of our Series B preferred stock contain change of control provisions which, under certain circumstances, may require us to pay a substantial premium above the liquidation preference if we repurchase the Series B preferred stock when a change of control occurs. This may deter changes of control of the Company because of the increased cost for a third party to acquire control of the Company.

Our shareholder rights plan could deter a change of control.

         We have adopted a shareholder rights plan. This plan will generally deter a person or a group from acquiring more than 10% of the combined voting power of our outstanding shares of common stock and Class A common stock because, after (i) the person acquires more than 10% of the combined voting power of our outstanding common stock and Class A common stock, or (ii) the commencement of a tender offer or exchange offer by any person (other than us, any one of our wholly owned subsidiaries or any of our employee benefit plans, or any Exempted Person (as defined below)), if, upon consummation of the tender offer or exchange offer, the person or group would beneficially own 30% or more of the combined voting power of our outstanding shares of common stock and Class A common stock, all other shareholders will have the right to purchase securities from us at a price that is less than their fair market value. This would substantially reduce the value and influence of the stock owned by the acquiring person. Our Board of Directors can prevent the plan from operating by approving the transaction and redeeming the rights. This gives our Board of Directors significant power to approve or disapprove of the efforts of a person or group to acquire a large interest in the Company. The rights plan exempts acquisitions of common stock and Class A common stock by Mr. Charles J. Urstadt, members of his family and certain of his affiliates.

Maryland anti-takeover statutes may restrict business combination opportunities.

         As a Maryland corporation, we are subject to various provisions of Maryland law that impose restrictions and require affected persons to follow specified procedures with respect to certain takeover offers and business combinations, including combinations with persons who own 10% or more of our outstanding shares. These provisions of Maryland law could delay, defer or prevent a transaction or change of control of the Company in which our shareholders might otherwise receive a premium for their shares above then-current market prices or might otherwise deem to be in their best interests. In view of the common equity securities controlled by Mr. Urstadt, Mr. Urstadt may control a sufficient percentage of the voting power of our common equity securities to block a proposal respecting a business combination under these provisions of Maryland law.

Maryland law also eliminates the voting rights of shares deemed to be "control shares."

         Under Maryland law, "control shares" are those which, when aggregated with any other shares held by the acquiror, allow the acquiror to exercise voting power within specified ranges. The control share provisions of Maryland law could delay, defer or prevent a transaction or change of control of the Company in which our shareholders might otherwise receive a premium for their shares above then-current market prices or might otherwise deem to be in their best interests.

We have exceptions to the "business combinations" and "control share" provisions of Maryland law.

         As permitted by Maryland law, our Articles of Incorporation and Bylaws provide that the "control shares" and "business combinations" provisions of Maryland law described above will not apply to transactions between the Company and Mr. Charles J. Urstadt or any of his affiliates. Consequently, unless such exemptions are amended or repealed, we may in the future enter into business combinations or other transactions with Mr. Urstadt or any of his affiliates without complying with the requirements of Maryland law.

Additional issuances of equity securities could dilute shareholder interests.

         Our Articles of Incorporation authorize our Board of Directors to issue additional shares of our common stock, Class A common stock and preferred stock without shareholder approval. Any additional issuances of common stock, Class A common stock or preferred stock could have the effect of diluting the interests of our then-existing holders of Class A common stock.

Our change of control agreements could deter a change of control.

         We have entered into change of control agreements with each of our executives providing for the payment of money to these executives upon the occurrence of a change of control of the Company as defined in these agreements. If, within 18 months following a change of control, the Company terminates the executive's employment other than for cause, or if the executive elects to terminate his employment with the Company for reasons specified in the agreement, we will make a severance payment equal to a portion of the executive's base salary, together with medical and other benefits. In the case of Messrs. Charles J. Urstadt, Willing L. Biddle, James R. Moore and

Raymond P. Argila, we will make a payment equal to their respective annual salaries plus benefits. Based upon their current salary and benefit levels, this provision would result in payments totaling $920,000 to Messrs. Urstadt, Biddle, Moore and Argila, in the aggregate. These agreements may deter changes of control of the Company because of the increased cost for a third party to acquire control of the Company.

                             SELECTED FINANCIAL DATA

         The following table sets forth selected consolidated financial data for each of the periods indicated. The financial data as of and for the five years ended, October 31, 2000, are derived from our audited consolidated financial statements. You should read this information along with our consolidated financial statements and the notes to those financial statements included in this prospectus. The selected financial data as of, and for the nine-months ended, July 31, 2001 and 2000 is derived from our unaudited financial statements. The selected data provided below is not necessarily indicative of our future results of operations or financial performance, and our results for the nine-months ended July 31, 2001 are not necessarily indicative of our results for the year ending October 31, 2001. For further discussion of our consolidated financial statements, see "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                                                                                              Nine-months ended
                                                              Year ended October 31,                                July 31,
                                       ----------------------------------------------------------------   ------------------------
                                           2000         1999         1998         1997           1996          2001         2000
                                           ----         ----         ----         ----           ----          ----         ----
                                        (Amounts in thousands, except per share data)                     (Unaudited)
BALANCE SHEET DATA:
Total Assets                           $181,100     $183,774     $165,039     $137,430       $132,160      $196,304     $180,786
Mortgage Notes Payable                  $51,903      $51,263      $32,900      $43,687        $39,798       $54,323      $52,101
Preferred Stock                         $33,462      $33,462      $33,462           --             --       $33,462      $33,462
OPERATING DATA:
Total Revenues                          $31,254      $29,814      $25,595      $24,827        $24,432       $26,966      $23,283
Total Operating Expenses                $23,281      $21,596      $17,252      $16,238        $20,502       $19,215      $17,346
Net Income Applicable to
  Common and Class A Common
    Stockholders                         $5,442       $6,043       $5,615       $8,589        $10,271        $5,059       $4,306
Weighted Average Number of
Shares Outstanding:
  Common and Common
    Equivalent                            5,433        5,317        5,283        5,194          5,441         5,984        5,416
  Class A Common and Class A
    Common Equivalent                     5,532        5,545        5,279        5,194          5,441         5,618        5,519
PER SHARE DATA (2):
Diluted Earnings Per Share:
  Common Stock                             $.49         $.54         $.52         $.79           $.90          $.43         $.39
  Class A Common Stock                     $.55         $.61         $.57         $.86           $.99          $.47         $.43
Cash Dividends on:
  Common Stock                             $.70         $.68        $1.13        $1.26          $1.22          $.54         $.525
  Class A Common Stock                     $.78         $.76         $.19           --             --          $.60         $.585
                                           ----         ----         ----         ----           ----          ----         -----
                                          $1.48        $1.44        $1.32        $1.26          $1.22         $1.14         $1.11
                                          =====        =====        =====        =====          =====         =====         =====
OTHER DATA:
Funds from Operations (1)               $11,914      $11,878      $11,782      $10,189         $9,525       $11,037        $8,819
                                        =======      =======      =======      =======         ======       =======        ======

--------------------------
(1) We have adopted the definition of Funds from Operations (FFO) suggested by the National Association of Real Estate Investment Trusts (NAREIT) and defined FFO as net income (computed in accordance with generally accepted accounting principles), excluding gains (or losses) from sales of properties, plus depreciation and amortization and after adjustments for unconsolidated joint ventures. FFO does not represent net cash from operating activities in accordance with generally accepted accounting principles and should not be considered an alternative to net income as an indicator of our operating performance, or for cash flows as a measure of liquidity or ability to make distributions. For a further discussion of FFO, see "Management's Discussion and Analysis of Financial Condition and Results of Operations."
(2) Per share data for all periods prior to 1999 have been restated to reflect the effect of a one-for-one stock dividend in the form of a new issue of Class A common stock distributed in August 1998. However, the cash dividends are presented based on actual amounts paid.

                                   OUR COMPANY

GENERAL

         Urstadt Biddle Properties Inc. (formerly HRE Properties, Inc.), a Maryland corporation, is a real estate investment trust engaged in the acquisition, ownership and management of commercial real estate. We were organized as Hubbard Real Estate Investments, an unincorporated business trust under the laws of the Commonwealth of Massachusetts on July 7, 1969. Subsequently, the trust changed its name to HRE Properties. In 1997, the shareholders of HRE Properties approved a plan of reorganization of HRE Properties from a Massachusetts business trust to a corporation organized in Maryland. The plan of reorganization was effected by means of a merger of HRE Properties into our Company. As a result of the plan of reorganization, HRE Properties merged with and into our Company and the separate existence of HRE Properties ceased. Our Company was the surviving entity in the merger and each issued and outstanding common share of beneficial interest of HRE Properties was converted into one share of our common stock. In 1998, our shareholders approved an amendment to our Articles of Incorporation to change our name from HRE Properties, Inc. to Urstadt Biddle Properties Inc. On June 16, 1998, our Board of Directors reclassified 40,000,000 shares of our 70,000,000 authorized but unissued shares of common stock into 40,000,000 shares of Class A common stock. On that same date, our Board of Directors also declared a stock dividend on the then existing common stock consisting of one share of Class A common stock for each share of common stock outstanding as of the close of business on July 31, 1998. Our purpose for the declaration and payment of this stock dividend and the establishment of the Class A common stock was to:

         o provide us with flexibility to issue common stock or Class A common stock to raise equity capital;

         o provide us with flexibility to issue Class A common stock or other securities convertible into Class A common stock for employee compensation purposes, in each case without significantly diluting the voting power of our existing shareholders;

         o enable our shareholders to sell portions of their equity interests without proportionately reducing their voting interests; and

         o increase our ability to make investments in our targeted market by offering sellers the opportunity to defer taxable gains by exchanging their properties for partnership interests that are convertible into our Class A common stock.

OUR BUSINESS

         We have been in business and our common equity has been listed on the New York Stock Exchange since 1969, over which period we have paid 128 consecutive quarterly cash dividends to our shareholders. During the last seven fiscal years, our funds from operations have increased from $7,653,000 in fiscal 1994 to $11,914,000 in fiscal 2000. Also, our dividends paid on our common stock have increased from $1.10 per share in fiscal 1994 to $1.26 in fiscal 1997. In fiscal 1998, we declared a dividend of one share of Class A common stock for each share of common stock then outstanding. Since the date of the dividend, our combined dividends paid on our shares of Class A common stock and common stock have increased from $1.32 in fiscal 1998 to $1.48 in fiscal 2000.


         Our primary investment focus is neighborhood and community shopping centers which are typically anchored by grocery and drug stores and located in suburban areas of the northeastern United States, with a primary concentration in Fairfield County, Connecticut, and Westchester and Putnam Counties, New York. We currently own 12 neighborhood and community shopping centers, three mixed-use (office/retail) properties and five office buildings, one of which contains our corporate headquarters, in these primary markets. We refer to these 20 properties, which contain 1.8 million square feet of space, as our "core properties." As of September 20, 2001, our core properties collectively had 352 tenants and were 98% leased based upon square footage.

         We also own four non-core properties located outside of our primary markets consisting of one office building, one retail property and two distribution and service properties. As of September 20, 2001, these "non-core properties" were 100% leased based upon square footage. Our strategy is to sell our non-core properties opportunistically over the next several years and re-deploy the proceeds of sale into acquisitions of properties located principally in our primary markets of Fairfield County, Connecticut, and Westchester and Putnam Counties, New York.

         We have elected to be treated as a real estate investment trust for federal income tax purposes. This treatment permits us to deduct dividend distributions to our shareholders for federal income tax purposes, thus effectively eliminating the "double taxation" that generally results when a corporation earns income and distributes that income to its shareholders by way of dividend payments. In order to maintain our status as a REIT, we must comply with a number of requirements under federal income tax law that are discussed under "Federal Income Tax Consequences of Our Status as a REIT." While we intend to continue to qualify as a REIT, we cannot assure you that we will qualify as a REIT in any particular taxable year given the highly complex nature of the rules governing REITs.

OUR PROPERTIES

         We currently own or have a direct or indirect equity interest in 24 properties. These properties consist of 13 neighborhood and community shopping centers, three mixed-use (office/retail) properties, six office buildings and two distribution and service facilities. Our properties are located in ten states and contain in the aggregate 2.6 million square feet of gross leaseable area. Two of our core properties are owned through partnership structures where we are the general partner of the limited partnership that owns the property and the former owners are the limited partners. One of our non-core properties is owned by a general partnership in which we have an 85% general partnership interest. We hold a $9,000,000 mortgage note on this non-core property which is payable on demand, bears interest at 12% per annum and is secured by a first mortgage on this property.

         The following table sets forth information as of August 31, 2001 concerning each property in which we currently own an equity interest. Except as otherwise noted, we own 100% of our properties.

                        Year       Year      Year      Leasable
     Location         Renovated    Built   Acquired   Square Feet  Tenants  Leased       Significant Tenant(s)
     --------         ---------    -----   --------   -----------  -------   ------      ---------------------
CORE PROPERTIES

Retail Properties:

Springfield, MA      1996         1970     1970         314,000       26     99%       A&P Supermarket

Meriden, CT          2001         1989     1993         312,000       23     98%       ShopRite Supermarket

Danbury, CT             -         1989     1995         193,000       20     94%       Barnes & Noble, Christmas Tree Shops

Briarcliff, NY (1)   2000         1978     1998         160,000       29     98%       Stop & Shop Supermarket

Carmel, NY           1999         1983     1995         126,000       18     100%      ShopRite Supermarket

Wayne, NJ            1992         1959     1992         102,000       46     100%      A&P Supermarket

Darien, CT           1992         1958     1998          95,000       22     100%      Shaw's Supermarket

Somers, NY          --            1991     1999          78,000       36     100%      Gristede's Supermarket

Farmingdale, NY      1993         1981     1993          70,000       15     100%      King Kullen Supermarket

                                                                                       Food Emporium Supermarket
Eastchester, NY(2)  --            1978     1997          68,000        8     91%       (Division of A&P)

Briarcliff, NY      --            1975     2001          38,000       18     97%       Dress Barn, Radio Shack

Somers, NY          --            1987     1992          19,000       12     100%      Putnam County Savings Bank
                                                      ---------    -----
                                                      1,575,000      273
                                                      ---------    -----
Office Properties:

Greenwich, CT       --            1977     2001          11,000        4     100%      Glenville Medical

Greenwich, CT       --            1983     1998          20,000        2     100%      Greenwich Hospital

                                                                                       Urstadt Biddle Properties
Greenwich, CT       --            1983     1993          10,000        3     100%      Inc.

Greenwich, CT       --            1978     2000          10,000        4     100%      Insurance Center of Greenwich

Greenwich, CT       --            1953     1994          10,000        4     100%      Prescott Investors
                                                      ---------    -----
                                                         61,000       17
                                                      ---------    -----
Mixed-Use:
Newington, NH        1994         1975     1979         102,000        9     93%       Linens 'N Things

Ridgefield, CT       1999         1930     1998          48,000       51     89%       Chico's

                                                                                       Westchester Community
Briarcliff, NY       2001         1981     1999          29,000        2     88%       College
                                                      ---------    -----
                                                        179,000       62
                                                      ---------    -----
                   Total Core Properties              1,815,000      352
                                                      =========    =====

---------------------
(1) This property is owned by a limited partnership in which we are the general partner and have a 63.4% general partnership interest. We are entitled to receive all of the profits of this limited partnership which exceed a preferred return to the limited partners.

(2) This property is owned by a limited partnership in which we are the general partner and have a 15% general partnership interest. We are entitled to receive all of the profits of this limited partnership which exceed a preferred return to the limited partners.


                         Year      Year         Year        Leasable
      Location         Renovated    Built     Acquired    Square Feet   Tenants     Leased       Significant Tenant(s)
      --------         ---------    -----     --------    -----------   -------     ------       ---------------------
NON-CORE PROPERTIES

Office Property:

Southfield, MI (1)        --        1973        1983        202,000          5       100%        Giffels Associates
                                                          ---------     -------

Retail Property:

Tempe, AZ                2000       1970        1970        126,000          2       100%        Mervyn's Department Store
                                                          ---------     -------
Distribution and
  Servicees Properties:
Dallas, TX               1989       1970        1970        253,000          1       100%        DaimlerChrysler

St. Louis, MO            2000       1970        1970        170,000          1       100%        DaimlerChrysler
                                                          ---------     -------
                                                            423,000          2
                                                          ---------     -------
                      Total Non-Core Properties             751,000          9
                                                          =========     =======

--------------------------
(1) This property is owned by a general partnership in which we are a general partner with an 85% general partnership interest. We hold a $9,000,000 mortgage note on this non-core property which is payable on demand, bears interest at 12% per annum and is secured by a first mortgage on this property.

         We also hold two fixed rate mortgage notes totaling $2,321,000. The notes bear rates of interest of 12% and 14% per annum and are secured by first mortgages on retail properties we sold in prior years.

BUSINESS STRATEGY

         Our investment objective is to increase the cash flow and, consequently, the value of our properties, and to seek continued growth through
(i) the strategic re-leasing, renovation and expansion of our existing properties, and (ii) the selective acquisition of income-producing properties, primarily neighborhood and community shopping centers, in our targeted geographic region. We may also invest in other types of real estate and real estate-related assets in our targeted and other geographic regions from time to time.

         We are owners and operators of income producing real estate and not real estate developers. We invest in properties where we believe cost-effective expansion and renovation programs, combined with effective leasing and operating strategies, can improve the existing properties' value while providing superior current economic returns. We believe that investment in commercial real estate is a local business and we focus our investment in areas where we have strong knowledge of the local markets. Our home office is located in Greenwich, Connecticut, at the center of the region representing our primary investment focus. All of the members of our senior management team and a majority of our directors live in the areas where our core assets are located.

         The areas where our core properties are located are densely populated, affluent bedroom communities for people who work in New York City and the surrounding areas. The population in the three counties in our targeted market tends to be high-income, with a median annual household income of over $55,000 compared to the national average of approximately $37,000, based upon the 2000 U.S. National Census. We believe these areas also have barriers to entry for competitors seeking to develop new properties. For example, in many of these communities, it is difficult to develop new shopping centers due to the lack of available land, zoning restrictions and the anti-development bias of many local planning boards. We generally target for purchase properties which are smaller in size than those which are typically sought by pension funds and other large institutional owners. Owners of commercial properties which we target for purchase tend to be individuals, families or private real estate companies rather than institutional owners, including other REITs. We believe our status as a publicly traded REIT provides us with substantial advantages over non-REIT competitors in making investments in our targeted market, especially through our ability to offer sellers the opportunity to defer taxable gains by exchanging their properties for partnership interests that are convertible into our Class A common stock.

         We directly manage the operations and leasing at all of our core properties. Two of our non-core properties, representing approximately 5% of our total revenues for our 2000 fiscal year, are net leased to single tenants under long-term lease arrangements where property management is handled by the tenant. Our remaining non-core properties are managed by us or property management companies supervised by us.

         We intend to continue to invest substantially all of our assets in income producing real properties, with a primary emphasis on neighborhood and community shopping centers anchored by grocery stores. However, we may invest in other types of real property and make other investments. Our core assets include five office buildings containing approximately 61,000 square feet of space, all of which are located in Greenwich, Connecticut. Our corporate headquarters are located in one of these buildings. We may acquire additional office properties in this area when investment yields are attractive. While we are not limited to any geographic location, our current strategy is to invest primarily in properties located in the northeastern United States, with an emphasis on Fairfield County, Connecticut, and Westchester and Putnam Counties, New York.

         When evaluating potential acquisitions, we consider such factors as:

         o economic, demographic and regulatory conditions in the property's local and regional market;

         o  the location, construction quality and design of the property;

         o the current and projected cash flow of the property and the potential to increase cash flow;

         o  the potential for capital appreciation of the property;

         o the terms of tenant leases, including the relationship between the property's current rents and market rents and the ability to increase rents upon lease rollover;

         o the occupancy and demand by tenants for properties of a similar type in the market area;

         o the potential to complete a strategic renovation, expansion or re-leasing of the property;

         o the property's current expense structure and the potential to increase operating margins; and

         o  competition from comparable properties in the market area.

         We believe that there are more than 250 shopping centers located in our targeted region containing more than 20 million square feet of leaseable space that we consider to be potentially attractive acquisition candidates. We have had preliminary discussions with the owners of a number of these properties regarding the possibility of selling the properties to us and the related terms of sale. There can be no guarantee that we will be able to reach an agreement with the owners of any of these properties or that we will complete the purchase of any of these properties even if we do reach an agreement with the owners.

         We seek to maintain a prudent amount of leverage. Over the last ten fiscal years, at each fiscal quarter end, our long-term debt averaged approximately 28% of our total company capitalization and never exceeded 40% of our total company capitalization. As of July 31, 2001, our long-term debt totaled 30.1% of our total company capitalization and our earnings before interest, taxes, depreciation and amortization ("EBITDA") to interest coverage for the nine-months ended July 31, 2001 was 4.9 to 1.

TENANTS

         Our shopping center tenants consist of national, regional and local retailers. Our typical shopping center is anchored by an established major grocery store operator in the region. The balance of our retail properties is leased to regional drug stores, national value oriented retail stores and other regional and local franchise stores. Two of our shopping centers, not anchored by grocery stores, are located adjacent to large regional malls which create substantial retail shopping traffic. Our properties generally attract tenants who provide basic staples and convenience items to local customers. We believe sales of these items are less sensitive to fluctuations in the business cycle than higher priced retail items. No single retail tenant currently represents more than 7% of the total annual base rent of our retail properties. The list below shows our ten largest tenants by percent of total annual base rent of our retail properties as of August 31, 2001:

                                                                                          Percent of Total Annual
                           Tenant                                No. of Stores         Base Rent of Retail Properties
                           ------                                -------------         ------------------------------
Great Atlantic & Pacific Tea Company (A&P)                             3                            7.0%
Shop Rite Supermarkets                                                 2                            4.9%
Christmas Tree Shops, Inc.                                             1                            4.6%
Stop & Shop Companies, Inc.                                            2                            4.3%
Linens 'N Things, Inc.                                                 2                            3.0%
Shaw's Supermarkets, Inc.                                              1                            2.6%
Kay-Bee Toys, Inc.                                                     4                            2.0%
Dress Barn, Inc.                                                       2                            1.9%
Mervyn's Inc.                                                          1                            1.9%
Spag's Supply, Inc.                                                    1                            1.6%

         Nearly all of our shopping center tenants have leases that obligate the tenant to pay fixed base rentals monthly in advance and for the payment of a pro-rata share of real estate taxes, insurance, utilities and common area operating expenses of the shopping center. Our properties are typically adaptable for varied tenant layouts and can be reconfigured to accommodate new tenants or the changing space needs of existing tenants. In determining whether to proceed with a renovation or expansion, we consider both the cost of such expansion or renovation and the anticipated increase in rent attributable to such expansion or renovation.

RECENT DEVELOPMENTS

         Since July 31, 2001, we have:

         o sold approximately 4.2 acres of undeveloped land in Denver, Colorado for $1.2 million;

         o received commitments from two major commercial banks for $11 million of seven and ten year first mortgage loans at fixed rates of 2% over the then applicable treasury note rates, the proceeds of which will be used to re-finance existing debt under our revolving credit facilities; and

         o sold the Countryside Square shopping center that was owned by our Countryside Square Limited Partnership. Upon liquidation of this partnership we will receive distributions of approximately $1.8 million in cash, $1.2 million in notes issued by the purchaser of the property which bear interest at 12.5% per annum, and 1,200,000 shares of our Class A common stock currently held by this partnership. Upon liquidation of this partnership, the 1,200,000 shares of Class A common stock will be retired by us as treasury shares. For accounting purposes, 545,454 of these shares of Class A common stock held by the partnership were deemed to have been retired by us as treasury shares prior to the sale of the Countryside Square shopping center. As a result of this sale, the remaining 654,546 shares of Class A common stock held by the partnership are deemed to be retired by us as treasury shares for accounting purposes. Therefore, the number of our outstanding shares of Class A common stock reported in our financial statements will be reduced by these 654,546 shares.

                    MARKET PRICE OF AND DISTRIBUTIONS ON OUR
                      CLASS A COMMON STOCK AND COMMON STOCK

         Our Class A common stock and common stock trade on the New York Stock Exchange under the symbols "UBP.A" and "UBP," respectively. The following table sets forth the high and low sale prices of our Class A common stock and common stock as reported by the New York Stock Exchange and dividend payments on our Class A common stock and common stock on a quarterly basis for each of the quarters indicated. On September 20, 2001, the closing sale prices of our Class A common stock and common stock were $9.70 and $8.68 per share, respectively, as reported by the New York Stock Exchange. As of September 18, 2001, there were 5,995,108 shares of Class A common stock outstanding held by 1,574 persons of record and 6,237,850 shares of common stock outstanding held by 1,520 persons of record.

                                  CLASS A COMMON STOCK                             COMMON STOCK
                        ==========================================      =========================================
                                                        Cash                                           Cash
                                                      dividends                                      dividends
                            High          Low         per share            High          Low         per share
                            ----          ---         ---------            ----          ---         ---------
  Fiscal 2001

  Fourth quarter
    (through
    September 20,
    2001)                $   9.750     $   8.550       $   .20(1)       $   8.930     $   8.200      $   .18(1)
  Third quarter              9.277         8.123           .20              8.660         7.638          .18
  Second quarter             8.543         7.354           .20              7.848         6.987          .18
  First quarter              7.641         6.385           .20              7.274         6.354          .18

  Fiscal 2000

  Fourth quarter             7.563         7.125           .195             7.188         6.750          .175
  Third quarter              7.563         6.750           .195             7.313         6.750          .175
  Second quarter             7.688         7.250           .195             7.375         6.750          .175
  First quarter              7.688         7.125           .195             7.438         6.750          .175

  Fiscal 1999

  Fourth quarter             8.063         7.500           .19              7.688         6.688          .17
  Third quarter              8.625         7.750           .19              8.000         7.438          .17
  Second quarter             8.563         8.000           .19              8.250         7.500          .17
  First quarter              8.688         7.375           .19              8.625         7.063          .17

----------------------
(1) Dividends for the fourth quarter of fiscal 2001 have been declared but not yet paid. The record date for these dividends is September 28, 2001 and the payment date is October 19, 2001.

         We have paid uninterrupted quarterly dividends since we commenced operations as a real estate investment trust in 1969. Future dividends will be at the discretion of our Board of Directors and will depend on a number of factors, including our operating results and financial condition. We cannot assure you that the historical level of dividends will be maintained.

         We have made, and we intend to continue to make, timely dividend distributions to our shareholders sufficient to satisfy the annual distribution requirements applicable to REITs under federal income tax law that are discussed under "Federal Income Tax Consequences of Our Status as a REIT" and to avoid the imposition of federal income and excise taxes on us. However, we cannot assure you that we will be able to make sufficient distributions in any given year to maintain our REIT status and to avoid the imposition of federal income and excise taxes on us.

                                 USE OF PROCEEDS

         We estimate that the net proceeds to us from the sale of 4,000,000 shares of our Class A common stock in this offering will be approximately $36,763,000. If the underwriters exercise their over-allotment option in full, we estimate that our net proceeds will be approximately $42,277,450.

         We intend to use the net proceeds to acquire income producing properties consistent with our current business strategy and to fund renovations on, or capital improvements to, our existing properties, including tenant improvements. We intend to focus our acquisition activities on neighborhood and community shopping centers primarily located in the northeastern United States, with a concentration on Fairfield County, Connecticut, and Westchester and Putnam Counties, New York.

         Pending the use of the net proceeds for acquisitions of properties, we intend to use the net proceeds to reduce amounts outstanding under our revolving credit facilities and make investments in short-term income producing securities.

                                 CAPITALIZATION

         The following table sets forth (1) our actual, unaudited capitalization as of July 31, 2001, and (2) our capitalization as adjusted to reflect the sale of 4,000,000 shares of Class A common stock in this offering at an assumed public offering price of $9.70 per share, based on the last reported sale price for our Class A common stock on September 20, 2001, and the application of the net proceeds as set forth under "Use of Proceeds." The following table should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our financial statements and the related notes included in this prospectus.

                                                                                       AS OF JULY 31, 2001
                                                                           ---------------------------------------------
                                                                                UNAUDITED          AS ADJUSTED (1) (3)
                                                                           --------------------    ---------------------
                                                                                          (In thousands)
Unsecured Revolving Credit Loans......................................           $11,500                  $11,500

Long Term Debt:
  Secured Revolving Credit Loans......................................            16,819                   16,819
  Mortgage Notes Payable..............................................            37,504                   37,504
                                                                                  ------                   ------
                                                                                  54,323                   54,323

Preferred Stock, par value $.01 per share,
  20,000,000 shares authorized; 8.99% Series B Senior Cumulative
    Preferred Stock (liquidation preference of $100 per share); 350,000
    shares issued and outstanding.....................................            33,462                   33,462

Stockholders' Equity:
Excess Stock, par value $.01 per share, 10,000,000 shares authorized;.
  none issued and outstanding.........................................                --                       --
Common Stock, par value $.01 per share, 30,000,000 shares
  authorized; 6,238,750 shares issued and outstanding.................                62                       62
Class A Common Stock, par value $.01 per share, 40,000,000
  Shares authorized; 5,451,955 and 9,451,955 shares issued and
    outstanding as of July 31, 2001 and as adjusted, respectively(2)..                54                       94
Additional paid-in capital............................................           127,866                  163,535
Cumulative distributions in excess of net income......................          (34,965)                 (34,965)
Unamortized restricted stock compensation and notes receivable from
  officers/shareholders...............................................           (5,095)                  (5,095)
                                                                           --------------    ---------------------

Total Stockholders' Equity............................................           $87,922                 $123,631
                                                                           ==============    =====================
Total Capitalization..................................................          $187,207                 $222,916
                                                                           ==============    =====================

--------------------------
(1) After deducting underwriting discounts and commissions and expenses of this offering, estimated to be $763,112, payable by us.

(2) 10,051,955 shares of Class A common stock if the underwriters exercise their over-allotment option in full. Does not include (i) 120,144 shares of Class A common stock reserved for issuance under our employee stock option plans, (ii) 187,143 shares of Class A common stock reserved for issuance under our dividend reinvestment and share purchase plan, (iii) 207,125 shares of Class A common stock reserved for issuance under our restricted stock plan or (iv) 309,650 shares of Class A common stock issuable upon redemption of outstanding partnership interests. Includes 654,546 shares of Class A common stock held by Countryside Square Limited Partnership, of which we are the general partner. For accounting purposes, these shares are deemed to be retired by us as treasury shares but will not actually be retired by us as treasury shares until we receive these shares upon the liquidation and winding up of this partnership.

(3) Does not reflect transactions described in "Recent Developments" in the prospectus summary which have occurred since July 31, 2001.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

         The following is a discussion and comparison of our financial condition and our results of operations as of and for the three years ended October 31, 2000, 1999 and 1998 and the three-month and nine-month periods ended July 31, 2001. These discussions should be read in conjunction with our consolidated financial statements, the notes to the financial statements and the other financial data included in this prospectus.

RESULTS OF OPERATIONS

Comparison of the three-months and nine-months ended July 31, 2001 with the three-months and nine-months ended July 31, 2000

Revenues

         For the nine-months ended July 31, 2001 our operating lease revenues increased 12.6% to $25.3 million as compared with $22.5 million in the corresponding nine-month period in fiscal 2000. Our revenues from operating leases increased 17.1% to $8.6 million for the three-months ended July 31, 2001 compared with $7.4 million for the corresponding three-month period in fiscal year 2000. The increase in our operating lease revenues results from, among other things, new leasing of previously vacant space, higher tenant base rent renewal rates at certain of our properties, higher recoveries of property operating, real estate taxes and other recoverable costs and the reclassification of rents received from properties previously accounted for under the direct finance lease method of accounting. Our revenues from leases previously accounted for as direct finance leases increased operating rents by $656,000 and $228,000, respectively, in the nine-month and three-month periods ended July 31, 2001 as a result of the reclassification of the rents received from these properties.

         During fiscal 2001 and 2000, three of our properties were accounted for as direct finance leases in accordance with the provisions of FAS Statement No. 13 "Accounting for Leases." Our direct financing leases are carried on the balance sheet at the aggregate minimum lease payments to be received over the terms of the leases, plus an estimated residual value, less unearned income. The income component of rental payments received, which is based upon the interest rate implicit in the lease, is reflected as financing lease revenues and the remaining portion of the rent is reflected as a recovery of the financing lease asset. In fiscal 2001, one of the properties accounted for as direct finance leases was sold. The initial lease terms for the remaining two properties expired in fiscal 2001. The leases were renegotiated and are accounted for as operating leases under FAS Statement No. 13.

         We entered into a settlement with a former tenant in bankruptcy whereby the former tenant paid $1.21 million in satisfaction of the Company's claims against the tenant arising from the tenant's filing a petition in bankruptcy and rejection of its lease at one of our properties. We have reflected the settlement in revenues in the accompanying consolidated statements of income for the three-month and nine-month periods ended July 31, 2001.

         Our core properties contain more than 1.8 million square feet of gross leasable area and were 97% leased at July 31, 2001. At our core properties, we leased or renewed 179,000 square feet of gross leasable area in the first nine months of fiscal 2001 compared to 235,000 square feet of space in the comparable period in fiscal 2000.

Expenses

         For the nine-months ended July 31, 2001, our total expenses increased 10.8% to $19.2 million from $17.3 million for the comparable period in fiscal 2000. Our total expenses, including depreciation and amortization, increased 17.3% to $6.7 million in the third quarter of fiscal 2001 compared to $5.7 million in the same period in fiscal 2000. The largest expense category is property expenses of the real estate properties. The increase in property expenses resulted principally from increased snow removal expenses and higher property taxes at certain of our core properties in fiscal 2001.

         Our interest expense increased in the nine-month and three-month periods ended July 31, 2001 from additional borrowings totaling $16.5 million on our unsecured and secured revolving credit lines. The increases in interest expense were offset by mortgage loans totaling $12.7 million that were refinanced at lower interest rates during fiscal 2001 and 2000.

         Our depreciation and amortization expense increased $860,000 and $596,000, respectively, in the nine-month and three-month periods ended July 31, 2001, respectively, compared to the same periods in fiscal 2000. The increases resulted from additional depreciation and amortization changes related to $12.95 million of capital improvements, tenant allowances and other leasing costs incurred during the period and $11.4 million of properties acquired in fiscal 2000 and 2001. In the three-month period ended July 31, 2001, we wrote off $287,000 for unamortized tenant allowances relating to a tenant who vacated its leased space at one of our properties during the quarter.

Comparison of fiscal 2000 with fiscal year ended 1999 ("fiscal 1999")

Revenues

         Our revenues from operating leases increased $1,576,000 or 5.5% to $30,242,000 in fiscal 2000 compared to $28,666,000 in fiscal 1999. The increase in operating lease revenues reflects $1,867,000 of additional rental income from properties we acquired in fiscal 1999. Operating lease revenues for properties owned during fiscal 2000 and 1999 reflect the loss of $700,000 in rental income from several tenants at two rental properties who filed for bankruptcy protection and vacated the premises. We subsequently signed leases with new tenants to re-lease the vacant spaces.

         Our core properties, consisting of over 1.7 million square feet of gross leasable area, were 97% leased at October 31, 2000, an increase of 1% from the end of fiscal 1999. During fiscal 2000, we leased or renewed 353,000 square feet of gross leasable area compared to 293,000 square feet of gross leasable area in the comparable period in fiscal 1999.

Expenses

         Our total expenses amounted to $23,281,000 in fiscal 2000 compared to $21,596,000 in fiscal 1999. The largest expense category is property expenses of the real estate operating properties. The increases in property expenses in fiscal 2000 resulted principally from the additional property expenses for properties acquired during fiscal 1999, which increased property expenses by $669,000.

         Our property expenses for all other properties increased by 3.3% from higher repair and maintenance expenses and real estate taxes at certain of our core properties. Our interest expense increased as a result of a full year's interest expense on incremental borrowings of $18.3 million in fiscal 1999.

         Our depreciation and amortization expense increased principally from the write off of unamortized tenant improvement costs and other allowances for tenants that vacated during the year.

Comparison of fiscal 1999 with fiscal year ended 1998 ("fiscal 1998")

Revenues

         Our operating lease revenue increased 20.6% from the comparable period in fiscal 1998. The increase in operating lease revenues results principally from additional rent income earned from the addition of properties acquired during fiscal 1999 and 1998. Such new properties increased operating rent by $5.9 million in fiscal 1999. Lease revenues for properties owned in both fiscal 1999 and 1998 were generally unchanged in fiscal 1999 when compared to the same period in fiscal 1998. Overall, our properties were 96% leased at October 31, 1999. During fiscal 1999, we leased or renewed 293,000 square feet of space or 13% of our total retail and office portfolio. Our industrial properties are leased to single tenants under long term leases.

         Our interest income decreased in fiscal 1999. In fiscal 1998, we sold a $35 million preferred stock issue and proceeds of the offering were invested in short-term cash investments until such time as they were used to make real estate investments and repay outstanding mortgage indebtedness later in the year. Also, we earned additional interest income of $278,000 from the repayment of a mortgage note receivable last year.

Expenses

         Our total expenses amounted to $21,596,000 in fiscal 1999 compared to $17,252,000 in fiscal 1998. The largest expense category is property expenses of the real estate operating properties. The increase in property expenses reflects the effect of the addition of properties acquired in fiscal 1999 and 1998. Property expenses of new properties increased operating expenses by $1.8 million. Property expenses for properties owned during both fiscal 1999 and 1998 increased by 5% compared to fiscal 1998.

         Our interest expense increased from borrowings on our unsecured and secured revolving credit facilities utilized to complete the acquisition of certain properties in fiscal 1999 and 1998 and the addition of $25.4 million in first mortgage loans in fiscal 1999.

         Our depreciation expense increased principally from the acquisition of the properties referred to above. General and administrative expenses increased in fiscal 1999 from higher legal and other professional costs and compensation expense related to restricted stock issued to certain of our key employees.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

         We are exposed to interest rate risk primarily through our borrowing activities. There is inherent rollover risk for borrowings as they mature and are renewed at current market rates. The extent of this risk is not quantifiable or predictable because of the variability of future interest rates and our future financing requirements.

         As of July 31, 2001, we had approximately $28.3 million of variable rate debt outstanding under our secured and unsecured lines of credit arrangements. The interest rate risk related to the secured line of credit can be mitigated by electing a fixed rate interest option at any time prior to the last year of the credit agreement which expires in 2005. During the nine-month periods ended July 31, 2001 and 2000, the average variable rate indebtedness outstanding during such periods had combined weighted average interest rates of 7.5% and 7.7%, respectively. Had the weighted average interest rate been 100 basis points higher, our net income would have been lower by approximately $123,000 and $89,000 in the nine-month periods ended July 31, 2001 and 2000, respectively, and approximately $52,000 and $30,000 in the three-month periods ended July 31, 2001 and 2000, respectively.

         We have not, and do not plan to, enter into any derivative financial instruments for trading or speculative purposes. As of July 31, 2001, we have no other material exposure to market risk.

LIQUIDITY AND CAPITAL RESOURCES

         Our liquidity and capital resources include cash and cash equivalents, proceeds from bank borrowings and long-term mortgage debt, capital financings and sales of real estate investments. We expect to meet our short-term liquidity requirements primarily by generating net cash from the operations of our properties. Payments of expenses related to real estate operations, debt service, management and professional fees and dividend requirements place demands on our short-term liquidity. We believe that our net cash provided by operations is sufficient to fund our short-term liquidity needs in the near term. We expect to meet our long-term liquidity requirements such as property acquisitions, debt maturities and capital improvements through long-term secured indebtedness, proceeds from sales of real estate investments and/or the issuance of additional equity securities.

         At July 31, 2001, we had cash and cash equivalents of $2.8 million compared to $2.0 million at October 31, 2000. We also have a $20 million secured revolving credit facility with a bank which expires in fiscal year 2005. The facility is secured by first mortgage liens on two retail properties having a net book value of $30.4 million. We also have a conditional unsecured line of credit with the same bank which was increased by $5 million to $20 million in June 2001 and expires in fiscal year 2002. The revolving credit lines are available to finance the acquisition, management or development of commercial real estate, refinance indebtedness and for working capital purposes. Extensions of credit under the unsecured credit line are at the bank's discretion and subject to the bank's satisfaction of certain conditions. In fiscal 2001, we utilized borrowings from the secured revolving credit line to repay a $1.95 million mortgage note which matured and finance the acquisition of real property. At July 31, 2001, our long-term debt consisted of mortgage notes payable totaling $54.3 million, including $16.8 million outstanding under the secured revolving credit facility. We also had $11.5 million outstanding on the unsecured revolving credit line at July 31, 2001. Borrowings from the secured and unsecured revolving credit line totaling $16.45 million in fiscal 2001 were used to fund tenant improvement costs, repay secured indebtedness of $4.1 million and finance the acquisitions of real property.

         During fiscal year 2001, we sold 200,000 shares of common stock and 5,000 shares of Class A common stock in a private placement to two entities controlled by one of our officers. We realized $1.435 million in cash proceeds from the equity sale.

         We are the general partner in a consolidated joint venture that owns the Arcadian Shopping Center in Briarcliff, New York. In a prior year, the limited partners contributed the property in exchange for operating partnership units ("OPU's") in the venture. The OPU's are redeemable at the option of the holder, into an equivalent number of shares of Class A common stock or cash, at our option. In February 2001, pursuant to notice from a limited partner, we redeemed 127,548 OPU's for $1.0 million, an amount that equaled our net book value of the OPU's.

         In February 2001, a tenant at our warehouse facility in Albany, Georgia exercised its option under its lease to purchase the property at a price of $100,000, an amount which equaled the property's net book value.

     In August 2001, we sold 4.2 acres of undeveloped land in Denver, Colorado for $1.2 million. We will report a gain on the sale of this property in the fourth quarter of fiscal 2001.

     Our Countryside Square Limited Partnership sold its Countryside Square shopping center. Upon liquidation of this partnership we will receive distributions of approximately $1.8 million in cash, $1.2 million in notes issued by the purchaser of the property which bear interest at 12.5% per annum, and 1,200,000 shares of our Class A common stock currently held by this partnership. Upon liquidation of this partnership, the 1,200,000 shares of Class A common stock will be retired by us as treasury shares. For accounting purposes, 545,454 of these shares of Class A common stock held by the partnership were deemed to have been retired by us as treasury shares prior to the sale of the Countryside Square shopping center. As a result of this sale, the remaining 654,546 shares of Class A common stock held by the partnership are deemed to be retired by us as treasury shares for accounting purposes. Therefore, the number of our outstanding shares of Class A common stock reported in our financial statements will be reduced by these 654,546 shares.

     We expect to make real estate investments periodically. In fiscal 2001, we effectively acquired two properties for a total purchase price of $9.5 million. One property was acquired subject to a first mortgage loan of $4.2 million. We financed the balance of the purchase prices from available cash and short-term bank borrowings. We also invested in our existing properties and, in the first nine months of fiscal 2001, spent approximately $9.2 million to complete tenant improvements and related tenant allowances in connection with our core property leasing activities. We expect to spend approximately $3.0 million to complete our leasing related costs over the next six months.

FUNDS FROM OPERATIONS

     We consider Funds From Operations ("FFO") to be an appropriate supplemental financial measure of an equity REIT's operating performance since such measure does not recognize depreciation and amortization of real estate assets as reductions of income from operations.

     We have adopted the definition of Funds from Operations (FFO) suggested by the National Association of Real Estate Investment Trusts (NAREIT) and define FFO as net income (computed in accordance with generally accepted accounting principles), excluding gains (or losses) from sales of properties, plus depreciation and amortization and after adjustments for unconsolidated joint ventures. FFO does not represent net cash from operating activities in accordance with generally accepted accounting principles and should not be considered an alternative to net income as an indicator of our operating performance, or for cash flows as a measure of liquidity or ability to make distributions. The Company considers FFO an appropriate supplemental measure of operating performance because it primarily excludes the assumption that the value of real estate assets diminishes predictably over time, and because industry analysts recognize it as a performance measure. Comparison of the Company's presentation of FFO, using the NAREIT definition, to similarly titled measures for other REITs may not necessarily be meaningful due to possible differences in the application of the NAREIT definition used by such REITs. Effective January 1, 2000, NAREIT clarified the definition of the FFO to include non-recurring items. Accordingly, amounts prior to 2000 have been restated to conform to the new definition.

     The table below provides a reconciliation of net income in accordance with GAAP to FFO as calculated under the current NAREIT guidelines for the nine-month periods ended July 31, 2001 and 2000, and for the three years ended October 31, 2000, 1999 and 1998 (amounts in thousands).



                                                                                   Nine-Months Ended July 31,
                                                                       ---------------------------------------------------
                                                                                2001                      2000
                                                                                ----                      ----
Net Income Applicable to Common and Class A Common Stockholders                 $5,059                  $4,306
Plus:  Real property depreciation                                                3,299                   3,173



       Amortization of tenant improvements and allowances                        1,651                     899
       Amortization of deferred leasing costs                                      464                     409
       Recoveries of investments in properties subject to finance leases            91                     734
       Adjustments for unconsolidated joint venture                                473                     365

Less:  Gains on sales of real estate investments                                    --                 (1,067)
                                                                               -------                 -------
Funds from Operations                                                          $11,037                  $8,819
                                                                               =======                  ======



                                                                                          Year Ended October 31,
                                                                         ---------------------------------------------------------

                                                                                2000                1999               1998
                                                                                ----                ----               ----
Net Income Applicable to Common and Class A Common Stockholders                $5,442              $6,043            $5,615
Plus:  Real property depreciation                                               5,638               5,070             4,152
       Amortization of tenant improvement and lease acquisition costs             545                 585               525
       Recoveries of investments in properties subject to finance leases          822                 890               798
       Adjustments for unconsolidated joint venture                               534                 654               692

Less:  Gains on sales of real estate investments                               (1,067)             (1,364)               --
                                                                              -------             -------            ------
Funds from Operations                                                          $11,914            $11,878           $11,782
                                                                               ======             =======           =======



SEGMENT REPORTING

     For financial reporting purposes, we have grouped our real estate investments into two segments: equity investments and mortgage loans. Equity investments are managed separately from mortgage loans as they require a different operating strategy and management approach. We assess and measure operating results for each of our segments, based on net operating income. For equity investments, net operating income is calculated as rental revenues of the property less its rental expenses (such as common area expenses, property taxes, insurance, etc.) and, for mortgage loans, net operating income consists of interest income less direct expenses, if any.

     The revenue, net operating income and assets for each of the reportable segments are summarized in the following tables for the three-month and nine-month periods ended July 31, 2001 and 2000, and for the fiscal year ended October 31, 2000. Non-segment assets include cash and cash equivalents, interest receivable, and other assets. The non-segment revenues consist principally of interest income on temporary investments. The accounting policies of the segments are the same as those used for our other financial statements. (In thousands)



                                            All Equity                                  Non
     Three-Months Ended July 31,            Properties         Mortgage Loans         Segment               Total
======================================= ==================== =================== ================== ======================
                 2001
Total Revenues                                  $ 9,833                $ 74               $ 76                $ 9,983
                                                =======                ====               ====                =======
Net Operating Income                            $ 6,880                $ 74               $ 76                $ 7,030
                                                =======                ====               ====                =======
Total Assets                                  $ 192,716             $ 2,321            $ 1,267              $ 196,304
                                              =========             =======            =======              =========
                 2000
Total Revenues                                  $ 7,402               $ 119               $ 85                $ 7,606
                                                =======               =====               ====                =======
Net Operating Income                            $ 4,735               $ 119               $ 85                $ 4,939
                                                =======               =====               ====                =======
Total Assets                                  $ 175,752             $ 2,399            $ 2,635              $ 180,786
                                              =========             =======            =======              =========




                                            All Equity                                  Non
      Nine-Months Ended July 31,            Properties         Mortgage Loans         Segment               Total
======================================= ==================== =================== ================== ======================

                 2001
Total Revenues                                 $ 26,533               $ 229              $ 204               $ 26,966
                                               ========               =====              =====               ========
Net Operating Income                           $ 17,771               $ 229              $ 204               $ 18,204
                                               ========               =====              =====               ========
Total Assets                                  $ 192,716             $ 2,321            $ 1,267              $ 196,304
                                              =========             =======            =======              =========
                 2000
Total Revenues                                 $ 22,782               $ 299              $ 202               $ 23,283
                                               ========               =====              =====               ========
Net Operating Income                           $ 14,896               $ 299              $ 202               $ 15,397
                                               ========               =====              =====               ========
Total Assets                                  $ 175,752             $ 2,399            $ 2,635              $ 180,786
                                              =========             =======            =======              =========



                                            All Equity                                  Non
        Year Ended October 31,              Properties         Mortgage Loans         Segment               Total
======================================= ==================== =================== ================== ======================

                 2000
Total Revenues                                 $ 30,664              $  376             $  214               $ 31,254
                                               ========              ======             ======               ========
Net Operating Income                           $ 19,800              $  376             $  214               $ 20,390
                                               ========              ======             ======               ========
Total Assets                                  $ 176,769             $ 2,379            $ 1,952              $ 181,100
                                              =========             =======            =======              =========
                 1999
Total Revenues                                 $ 29,282              $  302             $  230               $ 29,814
                                               ========              ======             ======               ========
Net Operating Income                           $ 19,430              $  302             $  230               $ 19,962
                                               ========              ======             ======               ========
Total Assets                                   $179,370             $ 2,500            $ 1,904              $ 183,774
                                               ========             =======            =======              =========
                 1998
Total Revenues                                 $ 24,335              $  684             $  576               $ 25,595
                                               ========              ======             ======               ========
Net Operating Income                           $ 16,472              $  684             $  576               $ 17,732
                                               ========              ======             ======               ========
Total Assets                                   $158,455             $ 2,607            $ 3,977              $ 165,039
                                               ========             =======            =======              =========

The reconciliation to net income for the combined segments and us is as follows:


                                                                          Three-Months Ended July 31,
                                                       -------------------------------------------------------------------

                                                                       2001                               2000
                                                                       ----                               ----
Net Operating income from reportable segments                         $ 7,030                             $ 4,939
                                                                      -------                             -------
Deductions:
     Interest Expense                                                     609                                 575
     Depreciation and amortization                                      1,123                               1,062
     General and administrative expenses                                2,087                               1,491
                                                                      -------                             -------
Total Deductions                                                        3,819                               3,128
                                                                        -----                               -----
Net Income                                                              3,211                               1,811

     Preferred Stock Dividends                                           (787)                               (787)
                                                                      -------                             -------
Net Income applicable to Common and Class A
     Common stockholders                                              $ 2,424                             $ 1,024
                                                                      =======                             =======



                                                                           Nine-months Ended July 31,
                                                       -------------------------------------------------------------------
                                                                       2001                               2000
                                                                       ----                               ----
Net Operating income from reportable segments                        $ 18,204                            $ 15,397
                                                                     --------                            --------
Additions:

     Gain on sale of real estate                                           --                            $  1,067
                                                                                                         --------
Deductions:
     Interest Expense                                                   2,087                               2,046
     Depreciation and amortization                                      3,269                               3,183
     General and administrative expenses                                5,429                               4,569
                                                                     --------                            --------
Total Deductions                                                       10,785                               9,798
                                                                     --------                            --------
Net Income                                                              7,419                               6,666

     Preferred Stock Dividends                                         (2,360)                             (2,360)
                                                                     --------                            --------
Net Income applicable to Common and Class A
     Common stockholders                                              $ 5,059                             $ 4,306
                                                                      =======                             =======

                                                                          Year Ended October 31,
                                                       -------------------------------------------------------------
                                                               2000                 1999                1998
                                                               ----                 ----                ----
Net Operating income from reportable segments              $ 20,390               $ 19,962            $ 17,732
                                                           --------               --------            --------
Additions:
     Gain on sale of real estate                           $  1,067               $  1,364                  --
                                                           --------               --------
Deductions:
     Interest Expense                                         4,245                  3,913               2,522
     Depreciation and amortization                            6,307                  5,896               4,747
     General and administrative expenses                      2,316                  2,327               2,287
                                                           --------               --------            --------
Total Deductions                                             12,868                 12,136               9,556
                                                           --------               --------            --------
Net Income                                                    8,589                  9,190               8,176
     Preferred Stock Dividends                               (3,147)                (3,147)             (2,561)
                                                           --------               --------            --------
Net Income applicable to Common and Class A
     Common stockholders                                   $  5,442               $  6,043            $  5,615
                                                           ========               ========            ========

                                   MANAGEMENT

     Our senior management group includes professionals with an average of 28 years of experience in real estate investment and related fields. We also have a strong independent Board of

Directors with many years of experience in the real estate industry. Detailed biographical information on our officers and directors is set forth below.

     Our Board of Directors and senior management beneficially own 47.4% of our outstanding shares of common stock and 13.1% of our outstanding shares of Class A common stock, which collectively represents approximately 30.7% of the total outstanding shares of common stock and Class A common stock and 45.8% of the aggregate voting power of the outstanding shares of common stock and Class A common stock.

BOARD OF DIRECTORS

The following persons currently serve as members of our Board of Directors:

Name                                           Age                   Position
----                                           ---                   --------
Charles J. Urstadt                             72                    Chairman and Director
Robert R. Douglass                             69                    Vice Chairman and Director
Willing L. Biddle                              39                    Director
E. Virgil Conway                               71                    Director
Peter Herrick                                  73                    Director
George H.C. Lawrence                           63                    Director
Charles D. Urstadt                             41                    Director
George J. Vojta                                65                    Director




     Charles J. Urstadt has served as a Director since 1975 and as our Chairman of the Board of Trustees/Directors and Chief Executive Officer since 1989. He is also Chairman and Director of Urstadt Property Company, Inc., a real estate investment corporation that is not affiliated with the Company other than through Mr. Urstadt's personal affiliation with the two companies. Mr. Urstadt was appointed First Chairman and CEO of the Battery Park City Authority by Governor Nelson A. Rockefeller in 1968. The Authority was created to develop 100 acres in the Hudson River off lower Manhattan as a new community containing six million square feet of hotel, shopping, education, service and recreational space and he has been called the "Father of Battery Park City." His term as Chairman expired in 1978. He was reappointed as a member of the Authority in 1998 by Governor Pataki for a six-year term and was elected Vice Chairman upon his appointment. As Commissioner of NYS Housing and Community Renewal from 1967 to 1973, he was responsible for the administration of New York State's $2.5 billion middle income housing program, its $1 billion low income housing program, its $185 million Urban Renewal Program and State Rent Control. This entailed the planning, construction and management of over 60,000 apartments in 144 middle income projects, 66,000 apartments in 290 low income projects and 200,000 apartments under rent control. He was also the chief architect of the concept for the New York State Urban Development Corporation which was created in 1968, as well as other New York State legislation which vitally affected housing throughout New York State between 1967 and 1973. Other significant positions of Mr. Urstadt include: Advisory Director, Putnam Trust Company; former Trustee, Teacher's Insurance and Annuity Association; Trustee Emeritus, Pace University; former Chairman & President of Pearce, Urstadt, Mayer & Greer Realty Corp; and Trustee of Historic Hudson Valley. He has served four Presidents and five New York Governors in various appointed positions in the Housing and Real Estate areas during his career.

     Robert R. Douglass has served as a Director since 1991. Mr. Douglass is also currently Of Counsel to Milbank, Tweed, Hadley and McCloy, the Chairman and a Director of Cedel International and the Chairman and a Director of Clearstream International. Other significant positions of Mr. Douglass include: retired Vice Chairman and Director of The Chase Manhattan Corporation (1985 to
1993); Executive Vice President, General Counsel and Secretary of The Chase Manhattan Corporation (1976 to 1985); Trustee of Dartmouth College (1983 to
1993); Chairman of the Downtown Lower Manhattan Association; Chairman of the Alliance for Downtown New York; Director of the Business Council for the United Nations; a Member of the Council on Foreign Relations; Member of the Board of Managers of The New York Botanical Garden; and former Director of Gryphon Holdings, Inc.

     Willing L. Biddle has served as a Director since 1997 and as our President and Chief Operating Officer since 1996. Other significant positions of Mr. Biddle include: our Executive Vice President from March 1996 to December 1996; our Senior Vice President - Management from June 1995 to March 1996; our Vice President - Retail from April 1993 to June 1995; Commercial Lending Officer at Chase Manhattan Bank; Certified Property Manager by IREM; Licensed Real Estate Broker, New York; and former Executive Committee Member of the Real Estate Finance Association.

     E. Virgil Conway has served as a Director since 1989. Mr. Conway recently retired as Chairman of the Metropolitan Transportation Authority after serving in that capacity since 1995. Other significant positions of Mr. Conway include:
Chairman of the Financial Accounting Standards Advisory Council (1992- 1995); Financial Consultant and Corporate Director (since January 1989); Chairman and Director of The Seamen's Bank for Savings, FSB (1969-1989); Trustee of Consolidated Edison Company of New York, Inc.; Director of Union Pacific Corporation; Trustee of Phoenix Duff & Phelps Mutual Funds; Trustee of Atlantic Mutual Insurance Company; Director of Centennial Insurance Company; Director of AccuHealth, Inc.; Chairman of the New York Housing Partnership Development Corporation; Vice Chairman of the Academy of Political Science; and Trustee of Pace University.

     Peter Herrick has served as a Director since 1990. Other significant positions of Mr. Herrick include: retired Vice Chairman (1990-1992) and Director of The Bank of New York; President and Chief Operating Officer of The Bank of New York (February 1982 to June 1990); President and Director of The Bank of New York Company, Inc. (February 1984 to March 1992); Member of the New York State Banking Board (June 1990 to April 1993); Director of BNY Hamilton Funds (1992-1999); and Director of MasterCard International (1985-1992).

     George H.C. Lawrence has served as a Director since 1988. Mr. Lawrence is also currently the Chairman, Chief Executive Officer and President of Lawrence Investing Company, Inc. (since 1970). Other significant positions of Mr. Lawrence include: Trustee of Sarah Lawrence College; Director of the Westchester County Association; Senior Vice President and Director of Kensico Cemetery; and Director of CLX Energy.

     Charles D. Urstadt has served as a Director since 1997 after having served on our Board of Consultants since 1991. Mr. Urstadt is also currently the President and Director of Urstadt Property Company, Inc. and a Senior Managing Director at Brown Harris Stevens, LLC. Other significant positions of Mr. Urstadt include: former Publisher of the New York Construction News (1984-1992); former Senior Vice President of Pearce, Urstadt, Mayer & Greer Realty Corp. (until 1989); President and Director of the East Side Association (since 1988); Director of Friends of Channel 13 (since 1992); Board Member of the New York State Board for Historic Preservation (since 1996); and Former Director of the New York Building Congress (1988-1992).

s

     George J. Vojta has served as one of our Directors since 1999. Other significant positions of Mr. Vojta include: retired Vice Chairman and Director of Bankers Trust Company (1992-1999); Executive Vice President of Bankers Trust Company (1984-1992); Member of the New York State Banking Board; Director of the Private Export Funding Corporation; Chairman of the Wharton Financial Institutions Center; Chairman of The Westchester Group, LLC; President of the Financial Services Forum; Member of the Council on Foreign Relations; and Director and Vice Chairman of St. Luke's/Roosevelt Hospital.

EXECUTIVE OFFICERS AND OTHER KEY MEMBERS OF MANAGEMENT

     The following persons currently serve as our officers in the capacities indicated:


Name                                     Age                    Position
----                                     ---                    --------
Charles J. Urstadt                       72                     Chief Executive Officer
Willing L. Biddle                        39                     President and Chief Operating Officer
James R. Moore                           53                     Executive Vice President, Chief Financial Officer and Treasurer
Raymond P. Argila                        53                     Senior Vice President, Chief Legal Officer and Assistant Secretary
Thomas D. Myers                          50                     Vice President, Secretary and Associate Counsel
John C. Merritt                          44                     Vice President, Acquisitions
Wayne W. Wirth                           55                     Vice President, Construction
Linda L. Imhof                           36                     Vice President, Leasing
Joseph V. LoParrino                      34                     Controller
Heidi Bramante                           35                     Assistant Vice President



     For biographical information for Messrs. Urstadt and Biddle, see "Board of Directors" above.

     James R. Moore has served as our Executive Vice President and Chief Financial Officer since 1996 and served as our Senior Vice President and Chief Financial Officer from 1989 to 1996. Mr. Moore has also served as our Treasurer since 1987. Mr. Moore is a Certified Public Accountant in the State of New York. Other significant positions of Mr. Moore include: former Senior Manager of Ernst & Young; Member of the American Institute of Certified Public Accountants; and Member of the Accounting Committee of the National Association of Real Estate Investment Trusts (NAREIT).

     Raymond P. Argila has served as our Senior Vice President and Chief Legal Officer since 1990. Other significant positions of Mr. Argila include: former Senior Counsel to New York Region of Cushman & Wakefield, Inc.; Vice President and Chief Legal Officer of Pearce, Urstadt, Mayer & Greer Realty Corp.; and Member of the New York State Bar Association.

     Thomas D. Myers has served as our Vice President and Associate Counsel since 1995 and Secretary since 1998. Other significant positions of Mr. Myers include: Vice President and Associate General Counsel of Peoples Westchester Savings Bank; and Member of the New York State Bar Association.

     John C. Merritt has served as our Vice President and Director of Acquisitions since 1997. Mr. Merritt previously served as our Assistant Vice President-Management from 1995 to 1997. Other significant positions of Mr. Merritt include: Owner of Merritt Commercial Realty, Inc.; RPA designation from the Building Owners and Managers Association; Certified Shopping Center Manager by ICSC; and Licensed Real Estate Broker in New York and Connecticut.

     Wayne W. Wirth has served as our Vice President of Construction since 1998. Other significant positions of Mr. Wirth include: Regional Property Manager, Newmark & Company (from 1996 to 1998); and Project and Property Manager, Gateside Corporation (from 1988 to 1996). Prior to 1996 Mr. Wirth owned his own construction company and was employed with the U.S. Navy.

     Linda L. Imhof has served as Vice President of Leasing since 1999. Other significant positions of Ms. Imhof include: Assistant Vice President, Apple Bank for Savings (from 1995 to 1997); Assistant Vice President, S.L. Green Real Estate, Inc. (from 1991 to 1995); BOMA Certified Real Property Administrator; and Licensed Real Estate Broker, New York.

         Joseph V. LoParrino has served as our Controller since 1999. Mr. LoParrino is a Certified Public Accountant licensed in the State of New York. Prior to joining the Company, Mr. LoParrino held the position of Accounting Supervisor of Corporate Property Investors (a REIT) from 1993 to 1998 and Senior Accountant for Margold, Ersken & Wang, CPA's from 1990 to 1993.

         Heidi Bramante has served as Assistant Vice President - Assistant Controller since 1997 and served in various administrative capacities with us since 1988. Prior to joining the Company Ms. Bramante was an administrative assistant at Investor's Business Daily. Ms. Bramante currently serves as Co-President of the Board of St. Cecilia's School.

                            DESCRIPTION OF SECURITIES

GENERAL

     Under our Articles of Incorporation we may issue up to 30,000,000 shares of common stock, 40,000,000 shares of Class A common stock, 20,000,000 shares of preferred stock and 10,000,000 shares of Excess Stock. At September 20, 2001, we had outstanding 6,237,850 shares of common stock, 5,995,108 shares of Class A common stock, 350,000 shares of Series B Senior Cumulative preferred stock and no shares of Excess Stock. The number of shares of Class A common stock outstanding at September 20, 2001 includes 1,200,000 shares of Class A common stock held by Countryside Square Limited Partnership, of which we are the general partner. For accounting purposes, these shares are deemed to be retired by us as treasury shares but will not actually be retired by us as treasury shares until we receive these shares upon the liquidation and winding up of this partnership. In addition, we have reserved 317,466 shares of common stock and 120,144 shares of Class A common stock for outstanding grants and future issuance under our employee stock option plan, 161,911 shares of common stock and 187,143 shares of Class A common stock under our dividend reinvestment and share purchase plan, 110,375 shares of common stock and 207,125 shares of Class A common stock for issuance under our restricted stock plan and 309,650 shares of Class A common stock and 54,553 shares of common stock upon redemption of operating partnership interests.

DESCRIPTION OF COMMON STOCK AND CLASS A COMMON STOCK

Voting

     Under our Articles of Incorporation, holders of our common stock are entitled to one vote per share on all matters submitted to the common shareholders for vote at all meetings of shareholders. Holders of our Class A common stock are entitled 1/20th of one vote per share on all matters submitted to the common shareholders for vote at all meetings of shareholders. Except as otherwise required by law or as to certain matters as to which separate class voting rights may be granted in the future to holders of one or more other classes or series of our capital stock, holders of common stock and Class A common stock vote together as a single class, and not as separate classes, on all matters voted upon by our shareholders.

Dividends and Distributions

     Subject to the requirements with respect to preferential dividends on any of our preferred stock, dividends and distributions are declared and paid to the holders of common stock and Class A common stock in cash, property or other securities of the Company (including shares of any class or series whether or not shares of such class or series are already outstanding) out of funds legally available therefor. Each share of common stock and each share of Class A common stock has identical rights with respect to dividends and distributions, subject to the following: (i) with respect to regular quarterly dividends, each share of Class A common stock entitles the holder thereof to receive not less than 110% of amounts paid on each share of common stock, the precise amount of such dividends on the Class A common stock being subject to the discretion of our Board of Directors; (ii) a stock dividend on the common stock may be paid in shares of common stock or shares of Class A common stock; and (iii) a stock dividend on shares of Class A common stock may be paid only in shares of Class A common stock. If a stock dividend on the common stock is paid in shares of common stock, we are required to pay a stock dividend on the Class A common stock in a proportionate number of shares of Class A common stock. The dividend provisions of the common stock and Class A common stock provide our Board of Directors with the flexibility to determine appropriate dividend levels, if any, under the circumstances from time to time.

Mergers and Consolidations

     In the event we merge, consolidate or combine with another entity (whether or not we are the surviving entity), holders of shares of Class A common stock will be entitled to receive the same per share consideration as the per share consideration, if any, received by holders of common stock in that transaction.

Liquidation Rights

     Holders of common stock and Class A common stock have the same rights with respect to distributions in connection with a partial or complete liquidation of our Company.

Restrictions on Ownership and Transfer

     We have the right to refuse transfers of capital stock that could jeopardize our qualification as a REIT and to redeem any shares of capital stock in excess of 7.5% of the value of our outstanding capital stock beneficially owned by any person (other than an exempted person).

Transferability

     The common stock and Class A common stock are freely transferable, and except for the ownership limit and federal and state securities laws restrictions on our directors, officers and other affiliates and on persons holding "restricted" stock, our shareholders are not restricted in their ability to sell or transfer shares of the common stock or Class A common stock.

Sinking Fund, Preemptive, Subscription and Redemption Rights

     Neither the common stock nor the Class A common stock carries any sinking fund, preemptive, subscription or redemption rights enabling a holder to subscribe for or receive shares of any class of our stock or any other securities convertible into shares of any class of our stock.

Transfer Agent and Registrar

     The transfer agent and registrar for the common stock and Class A common stock is The Bank of New York.

DESCRIPTION OF CLASS B SENIOR CUMULATIVE PREFERRED STOCK

General

     In January 1998, we issued 350,000 shares of 8.99% Series B Senior Cumulative preferred stock (the "Series B preferred stock") to three investors in a private placement for aggregate proceeds of $35,000,000.

Maturity

     The Series B preferred stock has no stated maturity and is not subject to any sinking fund or mandatory redemption.

Rank

     With respect to the payment of dividends and amounts upon liquidation, the Series B preferred stock ranks senior to the common stock and Class A common stock and to all equity securities we issue ranking junior to the Series B preferred stock with respect to dividend rights or rights upon our liquidation, dissolution or winding up and will rank equally with all equity securities we issue which specifically provide that the equity securities rank equally with the Series B preferred stock with respect to dividend rights or rights upon our liquidation, dissolution or winding up. Without the affirmative vote or consent of the holders of at least two-thirds of the outstanding Series B preferred stock, we may not issue more than 100 additional shares of Series B preferred stock or any equity securities which rank senior to the Series B preferred stock with respect to dividend rights or rights upon our liquidation, dissolution or winding up.

Dividends

     Dividends on the Series B preferred stock are cumulative from January 8, 1998, the date of original issue, and are payable quarterly on January 31, April 30, July 31 and October 31 of each year, to shareholders of record on the applicable record date determined each quarter by our Board of Directors for the quarterly periods ended January 31, April 30, July 31 and October 31, as applicable, at the rate of 8.99% per annum of the Liquidation Preference (as defined below) (the "Initial Dividend Yield"). If we violate the Fixed Charge Coverage Ratio Covenant (as defined below) or the Capitalization Ratio Covenant (as defined below), and fail to cure this violation on or before the second succeeding dividend payment date, the Initial Dividend Yield will be increased to 2.0% over the Initial Dividend Yield (the "First Default Dividend Yield") as of that second succeeding dividend payment date. If we remain in violation of either the Fixed Charge Ratio Covenant or the Capitalization Ratio Covenant on four consecutive dividend payment dates after the initial violation of either covenant, the Dividend Yield (the "Dividend Yield") will increase to the greater of (i) the Discount Rate (as defined below) plus 7.0% or (ii) 15% (the "Second Default Dividend Yield") as of that fourth consecutive dividend payment date. The First Default Dividend Yield and the Second Default Dividend Yield will revert back to the Initial Dividend Yield if we remain in compliance with the Fixed Charge Coverage Ratio Covenant and the Capitalization Ratio Covenant on two consecutive dividend payment dates after the First Default Dividend Yield or Second Default Dividend Yield takes effect.

Liquidation Preference

     Upon any voluntary or involuntary liquidation, dissolution or winding up of our affairs, the holders of shares of Series B preferred stock are entitled to be paid out of our assets legally available for distribution to our shareholders a liquidation preference of $100 per share (the "Liquidation Preference"), plus an amount equal to any accrued and unpaid dividends to the date of payment.

Redemption

     Except in certain circumstances relating to preservation of our status as a REIT under the Internal Revenue Code, and to a change of control involving the Company, the Series B preferred stock is not redeemable before January 8, 2008 (the "Tenth Anniversary Date"). On and after the Tenth Anniversary Date, the Series B preferred stock is redeemable for cash at our option, in whole or in part, at a redemption price of $100 per share, plus dividends accrued and unpaid at the redemption date (whether or not declared), without interest.

Change of Control

     In the event we experience a change of control, each holder of shares of Series B preferred stock has the right, at the holder's option, to require us to repurchase all or any part of the holder's Series B preferred stock at a repurchase price of $100 per share, plus all accrued and unpaid dividends on the shares, if any, up to the date fixed for repurchase, without interest, subject to the Maryland General Corporation Law. In the event we experience a change of control, we have the right, at our option, to redeem all or any part of the shares of each holder of Series B preferred stock at (i) before the Tenth Anniversary Date, the Make-Whole Price (as defined below) and (ii) on or after the Tenth Anniversary Date, the redemption price of $100 per share, plus all accrued and unpaid dividends on the shares, if any, without interest, pursuant to the procedures applicable to other redemptions of shares of Series B preferred stock.

Voting Rights

     Holders of Series B preferred stock generally have no voting rights. However, whenever dividends on any shares of Series B preferred stock are in arrears for three or more quarterly periods within any five-year period, whether or not the quarterly periods are consecutive, the holders of the shares (subject to certain restrictions in the case of entities regulated by the Bank Holding Company Act of 1956) are entitled to elect, voting separately as a class with all other shares of Parity Preferred (as defined below) upon which like voting rights have been conferred and are exercisable, two additional directors of our Board of Directors until all dividends accumulated on the shares of Series B preferred stock have been fully paid or declared and a sum sufficient for the payment of the dividends is set aside for payment. Without the affirmative vote or consent of at least two-thirds of the outstanding Series B preferred stock, we may not (i) effect any voluntary termination of our status as a REIT, (ii) effect certain changes to the terms of the Series B preferred stock that would be materially adverse to the rights of the holders of the Series B preferred stock (including, without limitation, the issuance of more than 100 additional shares of Series B preferred stock) or (iii) enter into or undertake any Senior Obligations (as defined below) at any time during which we are in violation of the Fixed Charge Ratio Covenant or the Capitalization Ratio Covenant. Without the affirmative vote or consent of all of the outstanding Series B preferred stock, we may not effect changes to certain terms of the Series B preferred Stock, including among others, the Initial Dividend Yield, the Liquidation Preference, the Dividend Payment Dates and the Make-Whole Price (all as defined below). Moreover, without the affirmative vote or consent of at least 85% of the outstanding Series B preferred stock, subject to certain conditions, we may not effect changes to certain terms of the Series B preferred stock related to the Fixed Charge Coverage Ratio Covenant and the Capitalization Ratio Covenant.

Conversion

     The Series B preferred stock is not convertible into or exchangeable for any other securities or property of the Company.

Certain Covenants

     The Articles Supplementary of the Series B preferred stock provide that so long as any share of Series B preferred stock remains outstanding, we may not permit (i) the Fixed Charge Coverage Ratio (as defined below) for the period comprised of our two most recently completed fiscal quarters immediately preceding the date of determination to be less than 1.30 (the "Fixed Charge Coverage Ratio Covenant") or (ii) the Capitalization Ratio (as defined below) to exceed 0.55 (the "Capitalization Ratio Covenant").

     We may not enter into or undertake any Senior Obligation which results in a violation of the Fixed Charge Coverage Ratio Covenant or the Capitalization Ratio Covenant, compliance with the covenants being determined (i) in the case of the Fixed Charge Coverage Ratio Covenant, after giving effect on a pro forma basis to any such Senior Obligation as if the Senior Obligation had been issued on the first day of the Calculation Period (as defined below), and (ii) in the case of the Capitalization Ratio Covenant, as of the end of our fiscal quarter immediately preceding our fiscal quarter in which the Senior Obligation is issued or undertaken, after giving effect on a pro forma basis to any such Senior Obligation as if the Senior Obligation had been issued on the first day of the immediately preceding quarter.

Restrictions on Ownership and Transfer

     We have the right to refuse transfers of capital stock that could jeopardize our qualification as a REIT and to redeem any shares of capital stock in excess of 7.5% of the value of our outstanding capital stock beneficially owned by any person. Pursuant to a Subscription Agreement executed between us and the initial holders of the Series B preferred stock (the "Subscription Agreement"), we and the holders agreed that if, at any time prior to the Listing Date (as defined below), we determine that we intend to revoke the exemption granted to a certain initial holder of the Series B preferred stock which permits the holder to own shares of Series B preferred stock in excess of 7.5% of the value of outstanding capital stock (the "Ownership Limit"), (i) we have an obligation to purchase from the holder, and the holder has an obligation to sell to us, the shares of Series B preferred stock in excess of the Ownership Limit at the Make-Whole Price, and (ii) we have an obligation to purchase from each other holder of Series B preferred stock, and each other holder has an obligation to sell to us, a pro rata number of the shares of Series B preferred stock held by each other holder at that time. Each and every transferee of shares of Series B preferred stock will be required, as a condition to transfer, to agree to be bound by any obligations of the transferor.

     In addition, the Series B preferred stock has not been registered under the Securities Act of 1933, as amended (the "Securities Act"), or any state securities laws and pending the registration may not be offered or sold except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and applicable state securities laws.

Registration Rights

     Pursuant to a Registration Rights Agreement (as amended, the "Registration Rights Agreement") between our Company and the holders of the Series B preferred stock, we are required to use our reasonable best efforts, on or prior to December 31, 2001, to file and cause to become effective a Registration Statement with the Commission under the Securities Act with respect to the Series B preferred stock.

Listing

     Pursuant to the Registration Rights Agreement, the holders of 66 2/3% of the outstanding Series B preferred stock are entitled, subject to certain conditions, to request us to apply for listing of the Series B preferred stock on the New York Stock Exchange, Inc. (the "NYSE") or, if the Series B preferred stock is not then eligible for listing on the NYSE, to apply for listing of the Series B preferred stock on the American Stock Exchange, Inc. (the "AMEX") or, if the Series B preferred stock is not then eligible for listing on the AMEX, to apply for quotation of the Series B preferred stock through the National Association of Securities Dealers, Inc. Automated Quotation System ("NASDAQ") (the date of any such listing, the "Listing Date").

Certain Preferred Stock Definitions

     "Calculation Period" means, as of any date of determination, the period comprised of our two most recently completed fiscal quarters immediately preceding our fiscal quarter in which that date of determination occurs.

     "Capitalization Ratio" means, as of any date of determination, the ratio obtained by dividing (i) the sum of (A) the aggregate amount of our debt and
(B) the aggregate amount of our preferred stock by (ii) the sum of (A) the aggregate amount of our debt, (B) the aggregate amount of our preferred stock, (C) the aggregate amount of capital (including surplus) which in accordance with generally accepted accounting principles would be reflected on our balance sheet in connection with our common equity securities as of the end of the quarter immediately preceding our fiscal quarter in which that date of determination occurs and (D) our accumulated depreciation as set forth on our balance sheet as of the end of the quarter immediately preceding our fiscal quarter in which that date of determination occurs.

     "Discount Rate" means, as of any date of determination, the yield to maturity implied by (i) the yields reported, as of 10:00 A.M. (New York City time) on the second business day preceding that date of determination on the display designated as "Page 678" on the Telerate Access Service (or any other display that may replace Page 678 on Telerate Access Service) for actively traded U.S. Treasury securities having a 30-year maturity as of that date of determination, or (ii) if the yields are not reported at that time or the yields reported at that time are not ascertainable, the Treasury Constant Maturity Series Yields reported for the latest day for which the yields have been so reported as of the second business day preceding the date of determination in Federal Reserve Statistical Release H.15 (519) (or any comparable successor publication) for actively traded U.S. Treasury securities having a 30-year constant maturity as of that date of determination.

     "Fixed Charge Coverage Ratio" means, as of any date of determination, the ratio obtained by dividing (i) the sum of (A) Interest Expense for the Calculation Period and (B) Funds From Operations for the Calculation Period by
(ii) the sum of (A) Interest Expense for the Calculation Period and (B) Preferred Dividends for the Calculation Period; provided, however, that (x) if we have issued any debt or preferred stock since the beginning of the Calculation Period that remains outstanding or (y) if the transactions giving rise to the need to calculate the Fixed Charge Coverage Ratio is an issuance of debt or preferred stock, or both (x) and (y), Interest Expense and Preferred Dividends for the Calculation Period shall be calculated after giving effect on a pro forma basis to the debt or preferred stock as if the debt or preferred stock had been issued on the first day of the Calculation Period and the discharge of any other debt or preferred stock refinanced, refunded, exchanged or otherwise discharged with the proceeds of the new debt or preferred stock as if any such discharge had occurred on the first day of the Calculation Period.

     "Funds From Operations" means, with respect to any fiscal quarter, (a) our net income for that quarter, plus (b) any loss resulting from the restructuring of debt, or sale of property during that period, minus (c) any gain resulting from the restructuring of debt, or sale of property during that period, plus
(d) depreciation and amortization of properties (including with respect to trade fixtures and tenant allowances or improvements which are a part thereof and capitalized leasing expenses, such as leasing commissions), and adjusted to take into account (i) the results of operations of any unconsolidated joint venture or partnership calculated to reflect funds from operations on the same basis and (ii) any unusual and non-recurring items which otherwise would materially distort the comparative measurement of Funds From Operations for different fiscal periods. Funds From Operations shall be determined in accordance with the March 1995 White Paper on Funds From Operations approved by the Board of Governors of the National Association of Real Estate Investment Trusts, as in effect on the date of issuance of the Series B preferred stock.

     "Interest Expense" means, for any period, our total interest expense, including (i) interest expense attributable to capital leases, (ii) amortization of debt discount and debt issuance cost, (iii) capitalized interest, (iv) non-cash interest payments, (v) commissions, discounts and other fees and charges owed with respect to letters of credit and bankers' acceptance financing, (vi) net costs under hedging obligations (including amortization of fees), and (vii) interest actually paid by us under any guarantee of debt or other obligation of any other person.

     "Make-Whole Price" means, for any share of Series B preferred stock, as of any date of determination, the sum of (i) the present value as of that date of determination of all remaining scheduled dividend payments of that share of Series B preferred stock until the Tenth Anniversary Date, discounted by the Discount Rate, (ii) the Liquidation Preference and (iii) all accrued and unpaid dividends thereon to that date of determination.

     "Parity Preferred" means all other series of preferred stock ranking on a parity with the Series B preferred stock as to dividends or upon liquidation and upon which like voting rights have been conferred and are exercisable.

     "Preferred Dividends" means dividends accrued in respect of all preferred stock held by persons other than us.

     "Senior Obligations" means any (i) debt other than accounts payable incurred in the ordinary course of our business and (ii) any equity securities which rank senior to the Series B preferred stock with respect to the payment of dividends or the distribution of assets upon our liquidation, dissolution or winding up.

RESTRICTIONS ON OWNERSHIP AND TRANSFER

     To qualify as a REIT under the Internal Revenue Code, we must meet several requirements regarding the number of our shareholders and concentration of ownership of our shares. These requirements are described at "Federal Income Tax Consequences of Our Status as a REIT - Requirements for Qualification." Our Articles of Incorporation contain provisions that restrict the ownership and transfer of our shares to assist us in complying with these Internal Revenue Code requirements. We refer to these restrictions as the "ownership limit."

     The ownership limit provides that, in general, no person may own more than 7.5% of the aggregate value of all outstanding stock of the Company. It also provides that:

     o    a transfer that violates the limitation is void;

     o a transferee gets no rights to the shares that violate the limitation;

     o shares transferred to a shareholder in excess of the ownership limit are automatically converted, by operation of law, into shares of "Excess Stock"; and

     o the Excess Stock will be held by us as trustee of a trust for the exclusive benefit of future transferees to whom the shares of capital stock will ultimately be transferred without violating the ownership limit.

     Our Articles of Incorporation provide that the ownership limit does not apply to Mr. Charles J. Urstadt, our Chairman and Chief Executive Officer, and his affiliates and associates who currently own in the aggregate 33.1% and 5.7% of our outstanding common stock and Class A common stock, respectively. Such holdings represent approximately 31.9% our outstanding voting interests. The ownership limitation may discourage a takeover or other transaction that some of our shareholders may otherwise believe to be desirable.

     Ownership of our stock is subject to attribution rules under the Internal Revenue Code, which may result in a person being deemed to own stock held by other persons. The Board of Directors may waive the ownership limit if it determines that the waiver will not jeopardize our status as a REIT. As a condition of such a waiver, the Board of Directors may require an opinion of counsel satisfactory to it or undertakings or representations from the applicant with respect to preserving our REIT status. We required no such waiver with respect to Mr. Urstadt's ownership rights, which are established as part of our Articles of Incorporation.

     Any person who acquires stock in violation of the ownership limit must notify us immediately and provide us with any information we may request in order to determine the effect of the acquisition on our status as a REIT. The ownership limit will not apply if our Board of Directors determines that it is no longer in our best interests to qualify as a REIT. Otherwise, the ownership limit may be changed only by an amendment to our Articles of Incorporation by a vote of two-thirds of the voting power of our common equity securities.

     Our Articles of Incorporation provide that if any purported transfer which results in a direct or indirect ownership of shares of capital stock in excess of the ownership limit or that would result in the disqualification of the Company as a REIT shall be null and void, and the intended transferee will acquire no rights to the shares of capital stock. The foregoing restrictions on transferability and ownership will not apply if our Board of Directors determines that it is no longer in our best interests to attempt to qualify, or to continue to qualify, as a REIT. Our Board of Directors may, in its sole discretion, waive the ownership limit if evidence satisfactory to our Board of Directors and our tax counsel is presented that the changes in ownership will not then or in the future jeopardize our REIT status and our Board of Directors otherwise decides that such action is in our best interests.

     Shares of capital stock owned, or deemed to be owned, or transferred to a shareholder in excess of the ownership limit will automatically be converted into shares of "Excess Stock" that will be transferred, by operation of law, to us as trustee of a trust for the exclusive benefit of the transferees to whom such shares of capital stock may be ultimately transferred without violating the ownership limit. While the Excess Stock is held in trust, it will not be entitled to vote, it will not be considered for purposes of any shareholder vote or the determination of a quorum for such vote, and except upon liquidation it will not be entitled to participate in dividends or other distributions. Any distribution paid to a proposed transferee of Excess Stock prior to the discovery by us that capital stock has been transferred in violation of the provision of our Articles of Incorporation is required to be repaid to us upon demand. The Excess Stock is not treasury stock, but rather constitutes a separate class of our issued and outstanding stock. The original transferee-shareholder may, at any time the Excess Stock is held by us in trust, transfer the interest in the trust representing the Excess Stock to any person whose ownership of shares of capital stock exchanged for such Excess Stock would be permitted under the ownership limit, at a price not in excess of
(i) the price paid by the original transferee-stockholders for shares of capital stock that were exchanged into Excess Stock, or (ii) if the original transferee-shareholder did not give value for such shares (e.g., the shares were received through a gift, devise or other transaction), the average closing price for the class of stock from which such shares of Excess Stock were converted for the ten days immediately preceding such sale, gift or other transaction. Immediately upon the transfer to the permitted transferee, the Excess Stock will automatically be converted back into shares of capital stock from which it was converted. If the foregoing transfer restrictions are determined to be void or invalid by virtue of any legal decision, statute, rule or regulation, then the intended transferee of any shares of Excess Stock may be deemed, at our option, to have acted as an agent on behalf of us in acquiring the Excess Stock and to hold the Excess Stock on behalf of us.

     In addition, we will have the right, for a period of 90 days during the time any shares of Excess Stock are held by us in trust, to purchase all or any portion of the Excess Stock from the original transferee-shareholder at the lesser of (i) the price initially paid for such shares by the original transferee-shareholder, or if the original transferee-shareholder did not give value for such shares (e.g., the shares were received through a gift, devise or other transaction), the average closing price for the class of stock from which such shares of Excess Stock were converted for the ten days immediately preceding such sale, gift or other transaction, and (ii) the average closing price for the class of stock from which such shares of Excess Stock were converted for the ten trading days immediately preceding the date we elect to purchase such shares. The 90-day period begins on the date notice is received of the violative transfer if the original transferee-shareholder gives notice to us of the transfer, or, if no such notice is given, the date our Board of Directors determines that a violative transfer has been made.

     All stock certificates bear a legend referring to the restrictions described above.

     Every owner of more than 5%, or any lower percentage set by federal income tax laws, of the outstanding common stock and Class A common stock must file a completed questionnaire with us containing information regarding his or her ownership. In addition, each shareholder must, upon demand, disclose in writing any information we may request in order to determine the effect, if any, of such shareholder's actual and constructive ownership of common stock and Class A common stock on our status as a REIT and to ensure compliance with the ownership limitation.

               CERTAIN PROVISIONS OF OUR ARTICLES OF INCORPORATION
                    AND BYLAWS, MARYLAND LAW, OUR SHAREHOLDER
                    RIGHTS PLAN, CHANGE OF CONTROL AGREEMENTS
                         AND INDEMNIFICATION AGREEMENTS

PROVISIONS OF OUR ARTICLES OF INCORPORATION AND BYLAWS

Classification of Board, Vacancies and Removal of Directors

     Our Articles of Incorporation provide that our Board of Directors is divided into three classes. Directors of each class serve for staggered terms of three years each, with the terms of each class beginning in different years. We currently have eight directors. The number of directors in each class and the expiration of the current term of each class is as follows:

Class I           3 directors                Expires 2004
Class II          2 directors                Expires 2002
Class III         3 directors                Expires 2003

     At each annual meeting of our shareholders, successors of the class of directors whose term expires at that meeting will be elected for a three-year term and the directors in the other two classes will continue in office. A classified board may delay, defer or prevent a change in control or other transaction that might involve a premium over the then-prevailing market price for our common stock and Class A common stock or other attributes that our shareholders may considerable desirable. In addition, a classified board could prevent shareholders who do not agree with the policies of our Board of Directors from replacing a majority of the Board of Directors for two years, except in the event of removal for cause.

     Our Articles of Incorporation provide that, subject to the rights of holders of our preferred stock, any director may be removed (i) only for cause and (ii) only by the affirmative vote of not less than two-thirds of the common equities then outstanding and entitled to vote for the election of directors. Our Articles of Incorporation additionally provide that any vacancy occurring on our Board of Directors (other than as a result of the removal of a director) shall be filled only by a majority of the remaining directors except that a vacancy resulting from an increase in the number of directors shall be filled by a majority of the entire Board of Directors. A vacancy resulting from the removal of a director may be filled by the affirmative vote of a majority of all the votes cast at a meeting of the shareholders called for that purpose.

     The provisions of our Articles of Incorporation relating to the removal of directors and the filling of vacancies on our Board of Directors could preclude a third party from removing incumbent directors without cause and simultaneously gaining control of our Board of Directors, by filling, with its own nominees, the vacancies created by such removal. The provisions also limit the power of shareholders generally, and those with a majority interest, to remove incumbent directors and to fill vacancies on our Board of Directors without the support of incumbent directors.

Shareholder Action by Written Consent

     Our Articles of Incorporation provide that any action required or permitted to be taken by our shareholders may be effected by a consent in writing signed by the holders of all of our outstanding shares of common equity securities entitled to vote on the matter. This requirement could deter a change of control because it could delay or deter a shareholder's ability to take action with respect to us.

Meetings of Shareholders

     Our Bylaws provide for annual shareholder meetings to elect directors. Special shareholder meetings may be called by our Chairman, President or a majority of the Board of Directors or may be called by our Secretary at the written request of shareholders entitled to cast at least a majority of all votes entitled to be cast at the meeting. This requirement could deter a change of control because it could delay or deter a shareholder's ability to take action with respect to us.

Shareholder Proposals and Director Nominations

     Under our Bylaws, in order to have a shareholder proposal or director nomination considered at an annual meeting of shareholders, shareholders are generally required to deliver to us certain information concerning themselves and their shareholder proposal or director nomination not less than 75 days nor more than 120 days prior to the anniversary date of the immediately preceding annual meeting (the "Anniversary Date"); provided, however, that in the event the annual meeting is scheduled to be held on a date more than 30 days before or more than 60 days after the Anniversary Date, notice must be delivered to us not later than the close of business on the later of (i) the 75th day prior to the scheduled date of such annual meeting or (ii) the 15th day after public disclosure of the date of such meeting. Failure to comply with such timing and informational requirements will result in such proposal or director nomination not being considered at the annual meeting. The purpose of requiring shareholders to give us advance notice of nominations and other business, and certain related information is to ensure that we and our shareholders have sufficient time and information to consider any matters that are proposed to be voted on at an annual meeting, thus promoting orderly and informed shareholder voting. Such Bylaw provisions could have the effect of precluding a contest for the election of our directors or the making of shareholder proposals if the proper procedures are not followed, and of delaying or deferring a third party from conducting a solicitation of proxies to elect its own slate of directors or to have its own proposals approved.

Authorization of Consolidations, Mergers and Sales of Assets

     Our Articles of Incorporation provide that any consolidation, merger, share exchange or transfer of all or substantially all of our assets must first be approved by the affirmative vote of a majority of our Board of Directors (including a majority of the Continuing Directors) and thereafter must be approved by a vote of at least two-thirds of all the votes cast on such matter, by holders of voting common equities voting as a single class at a meeting of the shareholders. These provisions could make it more difficult for us to enter into any consolidation, merger or sale of assets as described above.

Amendment of Our Articles of Incorporation and Bylaws

     Our Articles of Incorporation may be amended by the affirmative vote of a majority of the vote entitled to be cast on the matter, except that provisions relating to the directors, the ownership limit, amendments to the Articles of Incorporation, indemnification, limitation of liability, the required percentage vote of shareholders for certain transactions and amendment of the Bylaws by directors may only be amended by a vote of at least two-thirds of the common equities then outstanding and entitled to vote. Our Bylaws may be amended only by the Board of Directors.

Indemnification; Limitation of Directors' and Officers' Liability

     Our Articles of Incorporation limit the liability of our directors and officers for money damages, except for liability resulting from:

     o actual receipt of an improper benefit or profit in money, property or services; or

     o a final judgment based upon a finding of active and deliberate dishonesty by the director that was material to the cause of action adjudicated.

     Our Articles of Incorporation authorize us, to the maximum extent permitted by Maryland law, to indemnify, and to pay or reimburse reasonable expenses to, any of our present or former directors or officers or any individual who, while a director or officer and at our request, serves or has served another entity, employee benefit plan or any other enterprise as a trustee, director, officer, partner or otherwise. The indemnification covers any claim or liability against the person. Our Bylaws permit us to indemnify each director or officer who has been successful, on the merits or otherwise, in the defense of any proceeding to which he or she is made a party by reason of his or her service to us.

     Maryland law permits a corporation to indemnify its present and former directors and officers against liabilities and reasonable expenses actually incurred by them in any proceeding unless:

     o the act or omission of the director or officer was material to the matter giving rise to the proceeding; and

     o    was committed in bad faith; or

     o    was the result of active and deliberate dishonesty; or

     o in a criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful.

     However, a Maryland corporation may not indemnify for an adverse judgment in a derivative action. Our Bylaws and Maryland law require us, as a condition to advancing expenses in certain circumstances, to obtain:

     o a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification; and

     o a written undertaking to repay the amount reimbursed if the standard of conduct was not met.

PROVISIONS OF MARYLAND LAW

Business Combinations

     Under Maryland law, certain "business combinations" between us and any person who beneficially owns, directly or indirectly, 10% or more of the voting power of our shares, an affiliate of ours who, at any time within the previous two years was the beneficial owner of 10% or more of the voting power of our shares (who the statute terms an "interested shareholder"), or an affiliate of an interested shareholder, are prohibited for five years after the most recent date on which they became such persons. The business combinations that are subject to this law include mergers, consolidations, share exchanges or, in certain circumstances, asset transfers or issuances or reclassifications of equity securities. After the five-year period has elapsed, a proposed business combination must be recommended by the Board of Directors and approved by the affirmative vote of at least:

     o    80% of our outstanding voting shares; and

     o two-thirds of the outstanding voting shares, excluding shares held by the interested shareholder,

unless, among other conditions, the shareholders receive a fair price, as defined by Maryland law, for their shares and the consideration is received in cash or in the same form as previously paid by the interested shareholder for its shares.

     These provisions do not apply, however, to business combinations that the Board of Directors approves or exempts before the time that the interested shareholder becomes an interested shareholder or transactions between us and Mr. Charles J. Urstadt, Chairman and Chief Executive Office of the Company or any of his affiliates or associates.

Control Share Acquisitions

     Maryland law provides that "control shares" acquired in a "control share acquisition" have no voting rights unless approved by a vote of two-thirds of our outstanding voting shares, excluding shares owned by the acquiror or by officers or directors who are employees of ours. "Control shares" are voting shares which, if aggregated with all other shares previously acquired by the acquiring person, or in respect of which the acquiring person is able to exercise or direct the exercise of voting power, other than by revocable proxy, would entitle the acquiring person to exercise voting power in electing trustees within one of the following ranges of voting power:

     o    one-tenth or more but less than one-third;

     o    one-third or more but less than a majority; or

     o    a majority of all voting power.

     Control shares do not include shares the acquiring person is then entitled to vote as a result of having previously obtained shareholder approval. A "control share acquisition" means the acquisition of control shares, subject to certain exceptions.

     A person who has made or proposes to make a control share acquisition, upon satisfaction of certain conditions, including an undertaking to pay expenses, may compel our Board of Directors to call a special meeting of shareholders to be held within 50 days of demand to consider the voting rights of the shares. If no request for a meeting is made, we may present the question at any shareholders' meeting.

     If voting rights are not approved at the shareholders' meeting or if the acquiring person does not deliver the statement required by Maryland law, then, subject to certain conditions and limitations, we may redeem any or all of the control shares, except those for which voting rights have previously been approved, for fair value. Fair value is determined without regard to the absence of voting rights for the control shares and as of the date of the last control share acquisition or of any meeting of shareholders at which the voting rights of the shares were considered and not approved. If voting rights for control shares are approved at a shareholders' meeting, the acquiror may then vote a majority of the shares entitled to vote, and all other shareholders may exercise appraisal rights. The fair value of the shares for purposes of these appraisal rights may not be less than the highest price per share paid by the acquiror in the control share acquisition. The control share acquisition statute does not apply to shares acquired in a merger, consolidation or share exchange if we are a party to the transaction, nor does it apply to acquisitions approved or exempted by our Articles of Incorporation or Bylaws.

     Our Bylaws exempt from the Maryland control share statute any and all acquisitions of our common or preferred shares by any person who, as of December 31, 1996, owned in excess of 20% of the then outstanding shares of common stock and preferred stock of the Company. As of December 31, 1996, only Mr. Charles J. Urstadt, Chairman and Chief Executive Officer of the Company, beneficially owned in excess of 20% of the outstanding common and preferred shares of the Company. The Board of Directors has the right, however, to amend this exemption at any time in the future.

Dissolution Requirements

     Maryland law generally permits the dissolution of a corporation if approved (i) first by the affirmative vote of a majority of the entire Board of Directors declaring such dissolution to be advisable and directing that the proposed dissolution be submitted for consideration at an annual or special meeting of shareholders, and (ii) upon proper notice being given as to the purpose of the meeting, then by the shareholders of the corporation by the affirmative vote of two-thirds of all the votes entitled to be cast on the matter. This provision of the Maryland law could delay or defer our liquidation.

Certain Recent Provisions of Maryland Law

     Maryland law also provides that Maryland corporations that are subject to the Exchange Act and have at least three outside directors can elect by resolution of the board of directors to be subject to some corporate governance provisions that may be inconsistent with the corporation's charter and bylaws. Under the applicable statute, a board of directors may classify itself without the vote of stockholders. A board of directors classified in that manner cannot be altered by amendment to the charter of the corporation. Further, the board of directors may, by electing into applicable statutory provisions and notwithstanding the charter or bylaws:

     o provide that a special meeting of stockholders, will be called only at the request of stockholders, entitled to cast at least a majority of the votes entitled to be cast at the meeting,

     o    reserve for itself the right to fix the number of directors,

     o provide that a director may be removed only by the vote of the holders of two-thirds of the stock entitled to vote, and

     o retain for itself sole authority to fill vacancies created by the death, removal or resignation of a director.

     In addition, a director elected to fill a vacancy under this provision will serve for the balance of the unexpired term instead of until the next annual meeting of stockholders. A board of directors may implement all or any of these provisions without amending the charter or bylaws and without stockholder approval. A corporation may be prohibited by its charter or by resolution of its board of directors from electing any of the provisions of the statute. We are not prohibited from implementing any or all of the statute. While certain of these provisions are already contemplated by our charter and bylaws, the law would permit our Board of Directors to override further changes to the charter or by laws. If implemented, these provisions could discourage offers to acquire our Class A common stock and could increase the difficulty of completing an offer.

SHAREHOLDER RIGHTS PLAN

     We have adopted a shareholder rights plan. Under the terms of this plan, we can in effect prevent a person or a group from acquiring more than 10% of the combined voting power of our outstanding shares of common stock and Class A common stock because, after (i) the person acquires more than 10% of the combined voting power of our outstanding common stock and Class A common stock, or (ii) the commencement of a tender offer or exchange offer by any person (other than us, any one of our wholly owned subsidiaries or any of our employee benefit plans, or any Exempted Person (as defined below)), if, upon consummation the tender offer or exchange offer, the person or group would beneficially own 30% or more of the combined voting power of our outstanding shares of common stock and Class A common stock, all other shareholders will have the right to purchase securities from us at a price that is less than their fair market value, which would substantially reduce the value and influence of the stock owned by the acquiring person. Our Board of Directors can prevent the plan from operating by approving of the transaction and redeeming the rights. This gives our Board of Directors significant power to approve or disapprove of the efforts of a person or group to acquire a large interest in our Company. The rights plan exempts acquisitions of common stock and Class A common stock by Mr. Charles J. Urstadt, members of his family and certain of his affiliates.

CHANGE OF CONTROL AGREEMENTS

     We have entered into change of control agreements with four of our senior executives providing for the payment of money to these executives upon the occurrence of a change of control of the Company as defined in these agreements. If, within 18 months following a change of control, the Company terminates the executive's employment other than for cause, or if the executive elects to terminate his employment with the Company for reasons specified in the agreement, we will make a severance payment equal to a portion of the executive's base salary, together with medical and other benefits. In the case of Messrs. Charles J. Urstadt, Willing L. Biddle, James R. Moore and Raymond P. Argila, we will make a payment equal to their respective annual salaries plus benefits. Based upon their current salary and benefit levels, this provision would result in payments totaling $920,000 to Messrs. Urstadt, Biddle, Moore and Argila, in the aggregate. These agreements may deter changes of control of the Company because of the increased cost for a third party to acquire control of the Company.

INDEMNIFICATION AGREEMENTS

     We have entered into indemnification agreements with certain of our directors, indemnifying them against expenses, settlements, judgments and levies incurred in connection with any action, suit or proceeding, whether civil or criminal, where the individual's involvement results from his or her present or former position as a director.

POSSIBLE ANTI-TAKEOVER EFFECT OF CERTAIN PROVISIONS OF OUR ARTICLES OF INCORPORATION AND BYLAWS, MARYLAND LAW, SHAREHOLDER RIGHTS PLAN AND CHANGE OF CONTROL AGREEMENTS

     Certain provisions of our Articles of Incorporation and Bylaws, certain provisions of Maryland law, our shareholder rights plan and our change of control agreements with our officers could have the effect of delaying or preventing a transaction or a change in control that might involve a premium price for shareholders or that they otherwise may believe is desirable.

INTERESTS OF MR. CHARLES J. URSTADT

     Mr. Charles J. Urstadt, our Chairman and Chief Executive Officer, beneficially owns 2,135,185 shares of common stock and 344,850 shares of Class A common stock constituting approximately 31.9% of the voting power of our outstanding common equity securities. In view of the common equity securities beneficially owned by Mr. Urstadt, Mr. Urstadt may control a sufficient percentage of the voting power of our common equity securities to effectively block certain proposals which require a vote of our shareholders. In addition, under Maryland law, certain business combinations between us and an interested shareholder will require the recommendation of our Board of Directors and the affirmative vote of at least (i) 80% of the outstanding shares of our common equity securities and (ii) two-thirds of the outstanding shares of our common equity securities not held by such interested shareholder or its affiliates unless, among other things, certain "fair price" and other conditions are met. In view of the common equity securities beneficially owned by Mr. Urstadt, Mr. Urstadt may control a sufficient percentage of the voting power of common equity securities to effectively block a proposal respecting a business combination under these provisions of Maryland law with an interested shareholder.

            FEDERAL INCOME TAX CONSEQUENCES OF OUR STATUS AS A REIT

     This section summarizes the federal income tax issues that you, as a shareholder, may consider relevant. Because this section is a summary, it does not address all of the tax issues that may be important to you. In addition, this section does not address the tax issues that may be important to certain types of shareholders that are subject to special treatment under the federal income tax laws, such as insurance companies, tax-exempt organizations (except to the extent discussed in "Taxation of Tax-Exempt Shareholders" below), financial institutions or broker-dealers, and non-U.S. individuals and foreign corporations (except to the extent discussed in "Taxation of Non-U.S. Shareholders" below).

     The statements in this section are based on the current federal income tax laws governing qualification as a REIT. We cannot assure you that new laws, interpretations of law, or court decisions, any of which may take effect retroactively, will not cause any statement in this section to be inaccurate.

     In connection with this offering of our Class A common stock, Coudert Brothers is rendering an opinion, which will be filed as an exhibit to the registration statement of which this prospectus is a part, that we qualified to be taxed as a REIT under the federal income tax laws for our taxable years ended October 31, 1998 through October 31, 2000, and our organization and current and proposed method of operation will enable us to continue to qualify as a REIT for our taxable year ending October 31, 2001 and in the future. You should be aware that the opinion is based on current law and is not binding on the Internal Revenue Service or any court. In addition, the opinion is based on customary assumptions and on our representations as to factual matters, all of which are described in the opinion. Moreover, we urge you to consult your own tax advisor regarding the specific tax consequences to you of investing in our Class A common stock and of our election to be taxed as a REIT. Specifically, you should consult your own tax advisor regarding the federal, state, local, foreign, and other tax consequences of such investment and election, and regarding potential changes in applicable tax laws.

TAXATION

     We elected to be taxed as a REIT under the federal income tax laws beginning with our taxable year ended October 31, 1970. We believe that we have operated in a manner qualifying us as a REIT since our election and intend to continue so to operate. This section discusses the laws governing the federal income tax treatment of a REIT and its shareholders. These laws are highly technical and complex.

     Our qualification as a REIT depends on our ability to meet, on a continuing basis, qualification tests in the federal tax laws. Those qualification tests involve the percentage of income that we earn from specified sources, the percentages of our assets that fall within specified categories, the diversity of our stock ownership, and the percentage of our earnings that we distribute. We describe the REIT qualification tests in more detail below. For a discussion of the tax treatment of us and our shareholders if we fail to qualify as a REIT, see "Failure to Qualify."

     If we qualify as a REIT, we generally will not be subject to federal income tax on the taxable income that we distribute to our shareholders. The benefit of that tax treatment is that it avoids the "double taxation," or taxation at both the corporate and shareholder levels, that generally results from owning stock in a corporation. However, we will be subject to federal tax in the following circumstances:

     o We will pay federal income tax on taxable income, including net capital gain, that we do not distribute to shareholders during, or within a specified time period after, the calendar year in which the income is earned;

     o We may be subject to the "alternative minimum tax" on any items of tax preference that we do not distribute or allocate to shareholders;

     o    We will pay income tax at the highest corporate rate on:

          o net income from the sale or other disposition of property acquired through foreclosure ("foreclosure property") that we hold primarily for sale to customers in the ordinary course of business, and

          o    other non-qualifying income from foreclosure property.

     o We will pay a 100% tax on net income from sales or other dispositions of property, other than foreclosure property, that we hold primarily for sale to customers in the ordinary course of business.

     o If we fail to satisfy the 75% gross income test or the 95% gross income test, as described below under "Requirements for Qualification--Income Tests," and nonetheless continue to qualify as a REIT because we meet other requirements, we will pay a 100% tax on:

          o the gross income attributable to the greater of the amounts by which we fail the 75% and 95% gross income tests, multiplied by,

          o    a fraction intended to reflect our profitability.

     o    If we fail to distribute during a calendar year at least the sum of:

          o    85% of our REIT ordinary income for the year,

          o    95% of our REIT capital gain net income for the year, and

          o any undistributed taxable income from earlier periods, we will pay a 4% excise tax on the excess of the required distribution over the amount we actually distributed.

     o We may elect to retain and pay income tax on our net long-term capital gain.

     o We will be subject to a 100% excise tax on transactions with a taxable REIT subsidiary that are not conducted on an arm's-length basis.

     o If we acquire any asset from a C corporation, or a corporation that generally is subject to full corporate-level tax, in a merger or other transaction in which we acquire a basis in the asset that is determined by reference either to the C corporation's basis in the asset or to another asset, we will pay tax at the highest regular corporate rate applicable if we recognize gain on the sale or disposition of the asset during the 10-year period after we acquire the asset. The amount of gain on which we will pay tax is the lesser of:

          o the amount of gain that we recognize at the time of the sale or disposition, and

          o the amount of gain that we would have recognized if we had sold the asset at the time we acquired it.

     The rules described here will apply assuming that we make an election under the Treasury regulations.

REQUIREMENTS FOR QUALIFICATION

     A REIT is an entity that meets each of the following requirements:

     1.   It is managed by trustees or directors.

     2. Its beneficial ownership is evidenced by transferable shares, or by transferable certificates of beneficial interest.

     3. It would be taxable as a domestic corporation, but for the REIT provisions of the federal income tax laws.

     4. It is neither a financial institution nor an insurance company subject to special provisions of the federal income tax laws.

     5. At least 100 persons are beneficial owners of its shares or ownership certificates.

     6. Not more than 50% in value of its outstanding shares or ownership certificates is owned, directly or indirectly, by five or fewer individuals, which the federal income tax laws define to include certain entities, during the last half of any taxable year.

     7. It elects to be a REIT, or has made such election for a previous taxable year, and satisfies all relevant filing and other administrative requirements established by the Internal Revenue Service that must be met to elect and maintain REIT status.

     8. It meets certain other qualification tests, described below, regarding the nature of its income and assets.

     We must meet requirements 1 through 4 during our entire taxable year and must meet requirement 5 during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of less than 12 months. If we comply with all the requirements for ascertaining the ownership of our outstanding shares in a taxable year and have no reason to know that we violated requirement 6, we will be deemed to have satisfied requirement 6 for that taxable year. For purposes of determining share ownership under requirement 6, an "individual" generally includes a supplemental unemployment compensation benefits plan, a private foundation, or a portion of a trust permanently set aside or used exclusively for charitable purposes. An "individual," however, generally does not include a trust that is a qualified employee pension or profit sharing trust under the federal income tax laws, and beneficiaries of such a trust will be treated as holding our shares in proportion to their actuarial interests in the trust for purposes of requirement 6.

     We have issued sufficient shares of common stock and Class A common stock with sufficient diversity of ownership to satisfy requirements 5 and 6. In addition, our Articles of Incorporation restrict the ownership and transfer of the shares of common stock and Class A common stock so that we should continue to satisfy these requirements. The provisions of our Articles of Incorporation restricting the ownership and transfer of shares of common stock and Class A common stock are described in "Description of Securities -- Description of Shares of common stock and Class A common stock--Restrictions on Ownership and Transfer."

     A corporation that is a "qualified REIT subsidiary" is not treated as a corporation separate from its parent REIT. All assets, liabilities and items of income, deduction and credit of a

"qualified REIT subsidiary" are treated as assets, liabilities and items of income, deduction and credit of the REIT. A "qualified REIT subsidiary" is a corporation, all of the capital stock of which is owned by the REIT and for which no election has been made to treat such corporation as a "Taxable REIT Subsidiary." We have two corporate subsidiaries, 323 Railroad Corp. and UB Darien, Inc., and own all of their capital stock. For federal income tax purposes, 323 Railroad Corp. and UB Darien, Inc. are ignored as separate entities, and all of their assets, liabilities and items of income, deduction and credit are treated as our assets, liabilities and items of income, deduction and credit.

     An unincorporated domestic entity, such as a partnership, that has a single owner, generally is not treated as an entity separate from its parent for federal income tax purposes. An unincorporated domestic entity with two or more owners is generally treated as a partnership for federal income tax purposes. In the case of a REIT that is a partner in a partnership that has other partners, the REIT is treated as owning its proportionate share of the assets of the partnership and as earning its allocable share of the gross income of the partnership for purposes of the applicable REIT qualification tests. Thus, our proportionate share of the assets, liabilities and items of income of any partnership or joint venture or limited liability company that is treated as a partnership for federal income tax purposes in which we have acquired or will acquire an interest, directly or indirectly (a "subsidiary partnership"), will be treated as our assets and gross income for purposes of applying the various REIT qualification requirements.

     Tax legislation enacted in 1999 allows a REIT to own up to 100% of the stock of a "taxable REIT subsidiary," or TRS, in taxable years beginning on or after January 1, 2001. A TRS may earn income that would not be qualifying income if earned directly by the parent REIT. Both the subsidiary and the REIT must jointly elect to treat the subsidiary as a TRS. A TRS will pay income tax at regular corporate rates on any income that it earns. In addition, the new rules limit the deductibility of interest paid or accrued by a TRS to its parent REIT to assure that the TRS is subject to an appropriate level of corporate taxation. Further, the rules impose a 100% excise tax on transactions between a TRS and its parent REIT or the REIT's tenants that are not conducted on an arm's-length basis. We do not currently have any TRSs, but may form one or more TRSs in future taxable years.

INCOME TESTS

     We must satisfy two gross income tests annually to maintain our qualification as a REIT. First, at least 75% of our gross income for each taxable year must consist of defined types of income that we derive, directly or indirectly, from investments relating to real property or mortgages on real property or qualified temporary investment income. Qualifying income for purposes of that 75% gross income test generally includes:

     o    rents from real property;

     o interest on debt secured by mortgages on real property, or on interests in real property;

     o dividends or other distributions on, and gain from the sale of, shares in other REITs; and

     o    gain from the sale of real estate assets.

     Second, in general, at least 95% of our gross income for each taxable year must consist of income that is qualifying income for purposes of the 75% gross income test, other types of interest and dividends, gain from the sale or disposition of stock or securities, income from certain interest rate hedging contracts, or any combination of these. Gross income from any origination fees is not qualifying income for purposes of either gross income test, and gross income from our sale of property that we hold primarily for sale to customers in the ordinary course of business is excluded from both the numerator and the denominator in both income tests. The following paragraphs discuss the specific application of the gross income tests to us.

     A REIT will incur a 100% tax on the net income derived from any sale or other disposition of property, other than foreclosure property, that the REIT holds primarily for sale to customers in the ordinary course of a trade or business. We believe that none of our assets are held primarily for sale to customers and that a sale of any of our assets would not be in the ordinary course of our business. Whether a REIT holds an asset "primarily for sale to customers in the ordinary course of a trade or business" depends, however, on the facts and circumstances in effect from time to time, including those related to a particular asset. Nevertheless, we will attempt to comply with the terms of safe-harbor provisions in the federal income tax laws prescribing when an asset sale will not be characterized as a prohibited transaction. We cannot assure you, however, that we can comply with the safe-harbor provisions or that we will avoid owning property that may be characterized as property that we hold "primarily for sale to customers in the ordinary course of a trade or business."

     We will be subject to tax at the maximum corporate rate on any income from foreclosure property, other than income that otherwise would be qualifying income for purposes of the 75% gross income test, less expenses directly connected with the production of that income. However, gross income from foreclosure property will qualify under the 75% and 95% gross income tests. "Foreclosure property" is any real property, including interests in real property, and any personal property incident to such real property:

     o that is acquired by a REIT as the result of the REIT having bid on such property at foreclosure, or having otherwise reduced such property to ownership or possession by agreement or process of law, after there was a default or default was imminent on a lease of such property or on indebtedness that such property secured;

     o for which the related loan was acquired by the REIT at a time when the default was not imminent or anticipated; and

     o for which the REIT makes a proper election to treat the property as foreclosure property.

We have no foreclosure property as of the date of this prospectus.

     However, a REIT will not be considered to have foreclosed on a property where the REIT takes control of the property as a mortgagee-in-possession and cannot receive any profit or sustain any loss except as a creditor of the mortgagor. Property generally ceases to be foreclosure property at the end of the third taxable year following the taxable year in which the REIT acquired the property, or longer if an extension is granted by the Secretary of the Treasury. This grace period terminates and foreclosure property ceases to be foreclosure property on the first day:

     o on which a lease is entered into for the property that, by its terms, will give rise to income that does not qualify for purposes of the 75% gross income test, or any amount is received or accrued, directly or indirectly, pursuant to a lease entered into on or after such day that will give rise to income that does not qualify for purposes of the 75% gross income test;

     o on which any construction takes place on the property, other than completion of a building or any other improvement, where more than 10% of the construction was completed before default became imminent; or

     o which is more than 90 days after the day on which the REIT acquired the property and the property is used in a trade or business which is conducted by the REIT, other than through an independent contractor from whom the REIT itself does not derive or receive any income.

     Rent that we receive from real property that we own and lease to tenants will qualify as "rents from real property," which is qualifying income for purposes of the 75% and 95% gross income tests, only if each of the following conditions is met:

     o The rent must not be based, in whole or in part, on the income or profits of any person, but may be based on a fixed percentage or percentages of receipts or sales.

     o Neither we nor a direct or indirect owner of 10% or more of our shares may own, actually or constructively, 10% or more of a tenant from whom we receive rent (other than a TRS in taxable years beginning after December 31, 2000). Rent we receive from a TRS will qualify as "rents from real property" if at least 90% of the leased space of the property is rented to persons other than TRSs and 10%-owned tenants and the amount of rent paid by the TRS is substantially comparable to the rent paid by the other tenants of the property for comparable space.

     o All of the rent received under a lease of real property will not qualify as "rents from real property" unless the rent attributable to the personal property leased in connection with such lease is no more than 15% of the total rent received under the lease. Pursuant to legislation effective January 1, 2001, the allocation of rent between real and personal property is based on the relative fair market values of the real and personal property.

     o We generally must not operate or manage our real property or furnish or render services to our tenants, other than through an independent contractor who is adequately compensated and from whom we do not derive revenue. However, we need not provide services through an independent contractor, but instead may provide services directly, if the services are "usually or customarily rendered" in connection with the rental of space for occupancy only and are not considered to be provided for the tenants' convenience. In addition, we may provide a minimal amount of "noncustomary" services to the tenants of a property, other than through an independent contractor, as long as our income from the services does not exceed 1% of our income from the related property. Further, we may own up to 100% of the stock of a TRS in taxable years beginning after December 31, 2000. A TRS generally can provide customary and noncustomary services to our tenants without tainting our rental income.

We believe that the rents we receive meet all of these conditions.

     If we fail to satisfy one or both of the gross income tests for any taxable year, we nevertheless may qualify as a REIT for that year if we qualify for relief under certain provisions of the federal income tax laws. Those relief provisions generally will be available if:

     o our failure to meet such tests is due to reasonable cause and not due to willful neglect;

     o    we attach a schedule of the sources of our income to our tax return;
          and

     o any incorrect information on the schedule was not due to fraud with intent to evade tax.

     We cannot predict, however, whether in all circumstances we would qualify for the relief provisions. In addition, as discussed above in "Taxation," even if the relief provisions apply, we would incur a 100% tax on the gross income attributable to the greater of the amounts by which we fail the 75% and 95% gross income tests, multiplied by a fraction intended to reflect our profitability.

ASSET TESTS

     To maintain our qualification as a REIT, we also must satisfy two asset tests at the end of each quarter of each taxable year. First, at least 75% of the value of our total assets must consist of:

     o    cash or cash items, including certain receivables;

     o    government securities;

     o interests in real property, including leaseholds and options to acquire real property and leaseholds;

     o    interests in mortgages on real property;

     o    stock in other REITs; and

     o investments in stock or debt instruments during the one-year period following our receipt of new capital that we raise through equity offerings or offerings of debt with at least a five-year term.

Under the second asset test, except for securities in the 75% asset class, securities in a TRS or qualified REIT subsidiary, and certain partnership interests and certain debt obligations:

     o not more than 5% of the value of our total assets may be represented by securities of any one issuer;

     o we may not own securities that possess more than 10% of the total voting power of the outstanding securities of any one issuer; and

     o beginning November 1, 2001, we may not own securities that have a value of more than 10% of the total value of the outstanding securities of any one issuer (the "10% value test").

In addition, beginning November 1, 2001, not more than 20% of the value of our total assets may be represented by securities of one or more TRSs.

     We believe that our existing assets are qualifying assets for purposes of the 75% asset test. We also believe that any additional real property that we acquire, loans that we extend and temporary investments that we make generally will be qualifying assets for purposes of the 75% asset test, except to the extent that the principal balance of any loan exceeds the value of the associated real property or to the extent the asset is a loan that is not deemed to be an interest in real property. We will monitor the status of our acquired assets for purposes of the various asset tests and will manage our portfolio in order to comply at all times with such tests. If we fail to satisfy the asset tests at the end of a calendar quarter, we will not lose our REIT status if:

     o we satisfied the asset tests at the end of the preceding calendar quarter; and

     o the discrepancy between the value of our assets and the asset test requirements arose from changes in the market values of our assets and was not wholly or partly caused by the acquisition of one or more non-qualifying assets.

     If we did not satisfy the condition described in the first item, above, we still could avoid disqualification by eliminating any discrepancy within 30 days after the close of the calendar quarter in which it arose.

     As described above, in taxable years beginning after December 31, 2000, we may own up to 100% of the stock of one or more TRSs. TRSs can perform activities unrelated to our tenants, such as third-party management, development, and other independent business activities, as well as provide services to our tenants. We and a subsidiary must elect for the subsidiary to be treated as a TRS. A corporation of which a TRS directly or indirectly owns more than 35% of the voting power or value of the stock will automatically be treated as a TRS. The deductibility of interest paid or accrued by a TRS to us is limited to assure that the TRS is subject to an appropriate level of corporate taxation. Further, there is a 100% excise tax on transactions between a TRS and us or our tenants that are not conducted on an arm's-length basis. We may not own more than 10% of the voting power or value of the stock of a taxable subsidiary that is not treated as a TRS. Overall, no more than 20% of our assets can consist of securities of TRSs. We do not currently have any TRSs, but may form one or more TRSs in future taxable years.

DISTRIBUTION REQUIREMENTS

     Each taxable year, we must distribute dividends, other than capital gain dividends and deemed distributions of retained capital gain, to our shareholders in an aggregate amount at least equal to:

     o    the sum of

          o 95% of our "REIT taxable income," computed without regard to the dividends paid deduction and our net capital gain or loss, and

          o 95% of our after-tax net income, if any, from foreclosure property, minus

     o    the sum of certain items of non-cash income.

     The foregoing percentages will be reduced to 90% commencing with our taxable year beginning November 1, 2001.

     We must pay such distributions in the taxable year to which they relate, or in the following taxable year if we declare the distribution before we timely file our federal income tax return for the year and pay the distribution on or before the first regular dividend payment date after such declaration.

     We will pay federal income tax on taxable income, including net capital gain, that we do not distribute to shareholders. Furthermore, if we fail to distribute during a calendar year, or by the end of January following the calendar year in the case of distributions with declaration and record dates falling in the last three-months of the calendar year, at least the sum of:

     o    85% of our REIT ordinary income for such year,

     o    95% of our REIT capital gain income for such year, and

     o    any undistributed taxable income from prior periods,

we will incur a 4% nondeductible excise tax on the excess of such required distribution over the amounts we actually distribute. We may elect to retain and pay income tax on the net long-term capital gain we receive in a taxable year. See "Taxation of Taxable U.S. Shareholders." If we so elect, we will be treated as having distributed any such retained amount for purposes of the 4% excise tax described above. We have made, and we intend to continue to make, timely distributions sufficient to satisfy the annual distribution requirements.

     It is possible that, from time to time, we may experience timing differences between:

     o the actual receipt of income and actual payment of deductible expenses, and

     o the inclusion of that income and deduction of such expenses in arriving at our REIT taxable income.

     Under certain circumstances, we may be able to correct a failure to meet the distribution requirement for a year by paying "deficiency dividends" to our shareholders in a later year. We may include such deficiency dividends in our deduction for dividends paid for the earlier year. Although we may be able to avoid income tax on amounts distributed as deficiency dividends, we will be required to pay interest to the Internal Revenue Service based upon the amount of any deduction we take for deficiency dividends.

RECORDKEEPING REQUIREMENTS

     We must maintain certain records in order to qualify as a REIT. In addition, to avoid a monetary penalty, we must request on an annual basis information from our shareholders designed to disclose the actual ownership of our outstanding shares. We have complied, and we intend to continue to comply, with these requirements.

FAILURE TO QUALIFY

     If we fail to qualify as a REIT in any taxable year, and no relief provision applies, we would be subject to federal income tax and any applicable alternative minimum tax on our taxable income at regular corporate rates. In calculating our taxable income in a year in which we fail to qualify as a REIT, we would not be able to deduct amounts paid out to shareholders. In fact, we would not be required to distribute any amounts to shareholders in that year. In such event, to the extent of our current and accumulated earnings and profits, all distributions to shareholders would be taxable as ordinary income. Subject to certain limitations of the federal income tax laws, corporate shareholders might be eligible for the dividends received deduction. Unless we qualified for relief under specific statutory provisions, we also would be disqualified from taxation as a REIT for the four taxable years following the year during which we ceased to qualify as a REIT. We cannot predict whether in all circumstances we would qualify for such statutory relief.

TAXATION OF TAXABLE U.S. SHAREHOLDERS

     As long as we qualify as a REIT, a taxable "U.S. shareholder" must take into account as ordinary income distributions made out of our current or accumulated earnings and profits that we do not designate as capital gain dividends or retained long-term capital gain. A U.S. shareholder will not qualify for the dividends received deduction generally available to corporations. The term "U.S. shareholder" means a holder of Class A common stock that, for United States federal income tax purposes, is:

     o    a citizen or resident of the United States,

     o an entity created or organized under the laws of the United States or of a political subdivision of the United States,

     o an estate whose income from sources outside the United States is includible in gross income for United States federal income tax purposes regardless of its source, or

     o    any trust with respect to which

          o a United States court is able to exercise primary supervision over its administration, and

          o one or more United States persons have the authority to control all of its substantial decisions.

     A U.S. shareholder generally will recognize distributions that we designate as capital gain dividends as long-term capital gain without regard to the period for which the U.S. shareholder has held its Class A common stock. A corporate U.S. shareholder, however, may be required to treat up to 20% of certain capital gain dividends as ordinary income.

     We may elect to retain and pay income tax on the net long-term capital gain that we receive in a taxable year. In that case, a U.S. shareholder would be taxed on its proportionate share of our undistributed long-term capital gain. The U.S. shareholder would receive a credit or refund for its proportionate share of the tax we paid. The U.S. shareholder would increase the basis in its shares of Class A common stock by the amount of its proportionate share of our undistributed long-term capital gain, minus its share of the tax we paid.

     A U.S. shareholder will not incur tax on a distribution in excess of our current and accumulated earnings and profits if the distribution does not exceed the adjusted basis of the U.S. shareholder's shares of Class A common stock. Instead, the distribution will reduce the adjusted basis of such shares of Class A common stock. A U.S. shareholder will recognize a distribution in excess of both our current and accumulated earnings and profits and the U.S. shareholder's adjusted basis in his or her shares of Class A common stock as long-term capital gain, or short-term capital gain if the shares of Class A common stock have been held for one year or less, assuming the shares of Class A common stock are a capital asset in the hands of the U.S. shareholder. For purposes of determining whether a distribution is made out of our current or accumulated earnings and profits, our earnings and profits will be allocated first to dividends on our preferred stock and then to dividends on our common equity.

     Shareholders may not include in their individual income tax returns any of our net operating losses or capital losses. Instead, these losses are generally carried over by us for potential offset against our future income. Taxable distributions from us and gain from the disposition of the shares of Class A common stock will not be treated as passive activity income and, therefore, shareholders generally will not be able to apply any "passive activity losses," such as losses from certain types of limited partnerships in which the shareholder is a limited partner, against such income. In addition, taxable distributions from us and gain from the disposition of shares of Class A common stock generally will be treated as investment income for purposes of the investment interest limitations. We will notify shareholders after the close of our taxable year as to the portions of the distributions attributable to that year that constitute ordinary income, return of capital and capital gain.

TAXATION OF U.S. SHAREHOLDERS ON THE DISPOSITION OF CLASS A COMMON STOCK

     In general, a U.S. shareholder who is not a dealer in securities must treat any gain or loss realized upon a taxable disposition of his or her shares of Class A common stock as long-term capital gain or loss if the U.S. shareholder has held the shares of Class A common stock for more than one year. However, a U.S. shareholder must treat any loss upon a sale or exchange of shares of Class A common stock held by such shareholder for six-months or less as a long-term capital loss to the extent of capital gain dividends and other distributions from us that such U.S. shareholder treats as long-term capital gain. All or a portion of any loss that a U.S. shareholder realizes upon a taxable disposition of the shares of Class A common stock may be disallowed if the U.S. shareholder purchases other shares of Class A common stock within 30 days before or after the disposition.

CAPITAL GAINS AND LOSSES

     The tax rate differential between capital gain and ordinary income for non-corporate taxpayers may be significant. A taxpayer generally must hold a capital asset for more than one year for gain or loss derived from its sale or exchange to be treated as long-term capital gain or loss. The highest marginal individual income tax rate is currently 39.1% and, under current law, is to be reduced in the future. The maximum tax rate on long-term capital gain applicable to non-corporate taxpayers is 20% for sales and exchanges of assets held for more than one year. The maximum tax rate on long-term capital gain from the sale or exchange of "section 1250 property," or depreciable real property, is 25% to the extent that such gain would have been treated as ordinary income if the property were "section 1245 property." With respect to distributions that we designate as capital gain dividends and any retained capital gain that we are deemed to distribute, we generally may designate whether such a distribution is taxable to our non-corporate shareholders at a 20% or 25% rate. In addition, the characterization of income as capital gain or ordinary income may affect the deductibility of capital losses. A non-corporate taxpayer may deduct capital losses not offset by capital gains against its ordinary income only up to a maximum annual amount of $3,000. A non-corporate taxpayer may carry forward unused capital losses indefinitely. A corporate taxpayer must pay tax on its net capital gain at ordinary corporate rates. A corporate taxpayer can deduct capital losses only to the extent of capital gains, with unused losses being carried back three years and forward five years.

INFORMATION REPORTING REQUIREMENTS AND BACKUP WITHHOLDING

     We will report to our shareholders and to the Internal Revenue Service the amount of distributions we pay during each calendar year, and the amount of tax we withhold, if any. Under the backup withholding rules, a shareholder may be subject to backup withholding at a rate of 30.5% with respect to distributions unless the holder:

     o is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact; or

     o provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding, and otherwise complies with the applicable requirements of the backup withholding rules.

     A shareholder who does not provide us with its correct taxpayer identification number also may be subject to penalties imposed by the Internal Revenue Service. Any amount paid as backup withholding will be creditable against the shareholder's income tax liability. In addition, we may be required to withhold a portion of capital gain distributions to any shareholders who fail to certify their non-foreign status to us. For a discussion of the backup withholding rules as applied to non-U.S. shareholders, see "Taxation of Non-U.S. Shareholders."

TAXATION OF TAX-EXEMPT SHAREHOLDERS

     Tax-exempt entities, including qualified employee pension and profit sharing trusts and individual retirement accounts, generally are exempt from federal income taxation. However, they are subject to taxation on their unrelated business taxable income. While many investments in real estate generate unrelated business taxable income, the Internal Revenue Service has issued a ruling that dividend distributions from a REIT to an exempt employee pension trust do not constitute unrelated business taxable income so long as the exempt employee pension trust does not otherwise use the shares of the REIT in an unrelated trade or business of the pension trust. Based on that ruling, amounts that we distribute to tax-exempt shareholders generally should not constitute unrelated business taxable income. However, if a tax-exempt shareholder were to finance its acquisition of shares of Class A common stock with debt, a portion of the income that it receives from us would constitute unrelated business taxable income pursuant to the "debt-financed property" rules. Furthermore, social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts and qualified group legal services plans that are exempt from taxation under special provisions of the federal income tax laws are subject to different unrelated business taxable income rules, which generally will require them to characterize distributions that they receive from us as unrelated business taxable income. Finally, in certain circumstances, a qualified employee pension or profit sharing trust that owns more than 10% of our shares must treat a percentage of the dividends that it receives as unrelated business taxable income. Such percentage is equal to the gross income we derive from an unrelated trade or business, determined as if we were a pension trust, divided by our total gross income for the year in which we pay the dividends. That rule applies to a pension trust holding more than 10% of our shares only if:

     o the percentage of our dividends that the tax-exempt trust must treat as unrelated business taxable income is at least 5%;

     o we qualify as a REIT by reason of the modification of the rule requiring that no more than 50% of our shares be owned by five or fewer individuals that allows the beneficiaries of the pension trust to be treated as holding our shares in proportion to their actuarial interests in the pension trust; and

     o    either

          o    one pension trust owns more than 25% of the value of our shares;
               or

          o a group of pension trusts individually holding more than 10% of the value of our shares collectively owns more than 50% of the value of our shares.

TAXATION OF NON-U.S. SHAREHOLDERS

     The rules governing U.S. federal income taxation of nonresident alien individuals, foreign corporations, foreign partnerships, and other foreign shareholders are complex. This section is only a summary of such rules. We urge non-U.S. shareholders to consult their own tax advisors to determine the impact of federal, state, and local income tax laws on ownership of the shares of Class A common stock, including any reporting requirements.

     A non-U.S. shareholder that receives a distribution that is not attributable to gain from our sale or exchange of U.S. real property interests, as defined below, and that we do not designate as a capital gain dividend or retained capital gain will recognize ordinary income to the extent that we pay the distribution out of our current or accumulated earnings and profits. A withholding tax equal to 30% of the gross amount of the distribution ordinarily will apply unless an applicable tax treaty reduces or eliminates the tax. However, if a distribution is treated as effectively connected with the non-U.S. shareholder's conduct of a U.S. trade or business, the non-U.S. shareholder generally will be subject to federal income tax on the distribution at graduated rates, in the same manner as U.S. shareholders are taxed on distributions and also may be subject to the 30% branch profits tax in the case of a non-U.S. shareholder that is a non-U.S. corporation. We plan to withhold U.S. income tax at the rate of 30% on the gross amount of any distribution paid to a non-U.S. shareholder unless either:

     o a lower treaty rate applies and the non-U.S. shareholder files the required form evidencing eligibility for that reduced rate with us, or

     o the non-U.S. shareholder files the required form with us claiming that the distribution is effectively connected income.

     A non-U.S. shareholder will not incur tax on a distribution in excess of our current and accumulated earnings and profits if the distribution does not exceed the adjusted basis of its shares of Class A common stock. Instead, the distribution will reduce the adjusted basis of those shares of Class A common stock. A non-U.S. shareholder will be subject to tax on a distribution that exceeds both our current and accumulated earnings and profits and the adjusted basis of its shares of Class A common stock, if the non-U.S. shareholder otherwise would be subject to tax on gain from the sale or disposition of its shares of Class A common stock, as described below. Because we generally cannot determine at the time we make a distribution whether or not the distribution will exceed our current and accumulated earnings and profits, we normally will withhold tax on the entire amount of any distribution at the same rate as we would withhold on a dividend. However, a non-U.S. shareholder may obtain a refund of amounts that we withhold if we later determine that a distribution in fact exceeded our current and accumulated earnings and profits.

     We must withhold 10% of any distribution that exceeds our current and accumulated earnings and profits. Consequently, although we intend to withhold at a rate of 30% on the entire amount of any distribution, to the extent that we do not do so, we will withhold at a rate of 10% on any portion of a distribution not subject to withholding at a rate of 30%.

     For any year in which we qualify as a REIT, a non-U.S. shareholder will incur tax on distributions that are attributable to gain from our sale or exchange of "U.S. real property interests" under special provisions of the federal income tax laws known as "FIRPTA." The term "U.S. real property interests" includes interests in real property and shares in corporations at least 50% of whose assets consists of interests in real property. Under those rules, a non-U.S. shareholder is taxed on distributions attributable to gain from sales of U.S. real property interests as if the gain were effectively connected with a U.S. business of the non-U.S. shareholder. A non-U.S. shareholder thus would be taxed on this distribution at the normal capital gain rates applicable to U.S. shareholders, subject to applicable alternative minimum tax and a special alternative minimum tax in the case of a nonresident alien individual. A non-U.S. corporate shareholder not entitled to treaty relief or exemption also may be subject to the 30% branch profits tax on such a distribution. We must withhold 35% of any distribution that we could designate as a capital gain dividend. A non-U.S. shareholder may receive a credit against our tax liability for the amount we withhold.

     A non-U.S. shareholder generally will not incur tax under FIRPTA as long as at all times non-U.S. persons hold, directly or indirectly, less than 50% in value of our shares. We cannot assure you that that test will be met. However, a non-U.S. shareholder that owned, actually or constructively, 5% or less of the shares of Class A common stock at all times during a specified testing period will not incur tax under FIRPTA if the shares of Class A common stock are "regularly traded" on an established securities market. Because the Class A common stock is regularly traded as on established securities market, a non-U.S. shareholder will not incur tax under FIRPTA unless it owns more than 5% of the Class A common stock. If the gain on the sale of the shares of Class A common stock were taxed under FIRPTA, a non-U.S. shareholder would be taxed on that gain in the same manner as U.S. shareholders subject to applicable alternative minimum tax, a special alternative minimum tax in the case of nonresident alien individuals, and the possible application of the 30% branch profits tax in the case of non-U.S. corporations. Furthermore, a non-U.S. shareholder generally will incur tax on gain not subject to FIRPTA if:

     o the gain is effectively connected with the non-U.S. shareholder's U.S. trade or business, in which case the non-U.S. shareholder will be subject to the same treatment as U.S. shareholders with respect to such gain, or

     o the non-U.S. shareholder is a nonresident alien individual who was present in the U.S. for 183 days or more during the taxable year and has a "tax home" in the United States, in which case the non-U.S. shareholder will incur a 30% tax on his or her capital gains.

STATE AND LOCAL TAXES

     We and/or our shareholders may be subject to taxation by various states and localities, including those in which we or a shareholder transacts business, owns property or resides. The state and local tax treatment may differ from the federal income tax treatment described above. Consequently, shareholders should consult their own tax advisors regarding the effect of state and local tax laws upon an investment in the shares of Class A common stock.

                                  UNDERWRITING

         Ferris, Baker Watts, Incorporated, J.J.B. Hilliard, W.L. Lyons, Inc. and Advest, Inc. are acting as representatives of the underwriters. Subject to the terms and conditions contained in the underwriting agreement, we have agreed to sell to the underwriters, and the underwriters have agreed to purchase from us, the number of shares set forth opposite their names below. The underwriting agreement provides that the obligation of the underwriters to pay for and accept delivery of the Class A common stock is subject to approval of certain legal matters by counsel and to certain other conditions. The underwriters must take and pay for all of the shares of Class A common stock, other than those covered by the over-allotment option described below, if any of these shares are taken.


                  Underwriter                                          Number of shares
                  -----------                                          ----------------

                  Ferris, Baker Watts, Incorporated.................           ______

                  J.J.B. Hilliard, W.L. Lyons, Inc..................           ______

                  Advest, Inc.......................................           ______

                  Total.............................................        4,000,000
                                                                            =========

         The following table shows the per share and total underwriting discount we will pay to the underwriters. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase 600,000 additional shares of Class A common stock.

                              No exercise                        Full exercise
                              -----------                        -------------
         Per share........... $                                  $
         Total............... $                                  $

         The underwriters propose to offer our Class A common stock directly to the public at $_____ per share and to certain dealers at such price less a concession not in excess of $_____ per share. The underwriters may allow, and the dealers may reallow, a concession not in excess of $____ per share to certain dealers.

         The shares of Class A common stock offered and sold in this offering will be listed on the New York Stock Exchange.

         We expect to incur expenses of approximately $763,112 in connection with this offering.

         We have granted the underwriters an option, exercisable for 30 days after the date of this prospectus, to purchase up to 600,000 additional shares of Class A common stock to cover over-allotments, if any, at the public offering price less the underwriting discounts set forth on the cover page of this prospectus. If the underwriters exercise this option, the underwriters will have a firm commitment, subject to certain conditions, to purchase all of the shares of Class A common stock covered by their option exercise.

         We will pay an advisory fee of .75% of the gross proceeds of the offering to Ferris, Baker Watts, Incorporated for advisory services in connection with the evaluation, analysis and structuring of this offering. In addition, we will reimburse Ferris, Baker Watts, Incorporated for expenses incurred in connection with this offering.

         We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

         In connection with the offering, the underwriters may engage in certain transactions that stabilize the price of the Class A common stock. These transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the Class A common stock. If the underwriters create a short position in the Class A common stock in connection with the offering, that is, if they sell more than 4,600,000 shares, the underwriters may reduce that short position by purchasing our shares of Class A common stock in the open market. In general, the purchase of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases.

         Neither we nor the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Class A common stock. In addition, neither we nor the underwriters make any representation that the underwriters will engage in these transactions or that these transactions, once begun, will not be discontinued without notice.

                                     EXPERTS

         Our consolidated balance sheets as of October 31, 2000 and 1999 and our consolidated statements of income, cash flows and stockholders' equity for each of the years ended October 31, 2000, 1999 and 1998, included in this prospectus, have been audited by Arthur Andersen LLP, independent public accountants, whose report is included in this prospectus and given upon their authority as experts in accounting and auditing.

                                 LEGAL OPINIONS

         The legality of the shares of Class A common stock offered in this offering will be passed upon by Miles & Stockbridge P.C., Baltimore, Maryland. The description of federal income tax consequences in "Federal Income Tax Consequences of Our Status as a REIT" is based upon an opinion of Coudert Brothers. Certain legal matters relating to this offering will be passed upon for the underwriters by Hunton & Williams. Hunton & Williams will rely as to matters of Maryland law on the opinion of Miles & Stockbridge P.C.

                       WHERE YOU CAN FIND MORE INFORMATION

         We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information that we file with the SEC at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may request copies of these documents, upon payment of a copying fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for information on the operation of the public reference room. Our SEC filings are also available to the public on the SEC internet site at http://www.sec.gov.

         The SEC allows us to "incorporate by reference" the information we file with it, which means that we can disclose important information to you by referring you to documents we have filed with the SEC that are not included in this prospectus. The information incorporated by reference is considered part of this prospectus. We incorporate by reference the documents listed below:

     o Our Annual Report on Form 10-K for the year ended October 31, 2000;

     o Our Quarterly Reports on Form 10-Q for the quarters ended January 31, 2001, April 30, 2001 and July 31, 2001;

     o Definitive Proxy Statement filed February 1, 2001;

     o Registration Statement filed on Form 8-A12B filed June 17, 1998; and

     o Registration Statement filed on Form 8-A12B/A filed on August 3, 1998.

     You may request a copy of these filings, at no cost, by writing or telephoning:

                  Urstadt Biddle Properties Inc.
                  Attn:  James R. Moore
                  Executive Vice President and Chief Financial Officer 321 Railroad Avenue
                  Greenwich, Connecticut  06830
                  (203) 863-8200

         You should rely only on the information incorporated by reference or provided in this prospectus or any supplement to this prospectus. We have not authorized anyone else to provide you with different information. We are not making an offer of our shares of Class A common stock in any state where the offer or solicitation is not authorized. You should not assume that the information in this prospectus or any supplement is accurate as of any date other than the date on the front of those documents.

         The statements that we make in this prospectus about the contents of any other documents are not necessarily complete, and are qualified in their entirety by referring you to the copy of that document, which is filed as an exhibit to our registration statement on Form S-2. You can obtain copies of these documents from the SEC or from us, as described above.

                        CONSOLIDATED FINANCIAL STATEMENTS

                          INDEX TO FINANCIAL STATEMENTS


                                                                                                                  Page
                                                                                                                  ----

Report of Independent Public Accountants....................................................................       F-1
Consolidated Balance Sheets at October 31, 2000 and 1999....................................................       F-2
Consolidated Statements of Income for each of the three years ended October 31, 2000........................       F-3
Consolidated Statements of Cash Flows for each of the three years ended
     October 31, 2000.......................................................................................       F-4
Consolidated Statements of Stockholders' Equity for each of the three years
     ended October 31, 2000.................................................................................       F-5
Notes to Consolidated Financial Statements..................................................................       F-6
Consolidated Balance Sheets at July 31, 2001 (Unaudited)....................................................      F-17
Consolidated Statements of Income for the Three-months and
     Nine-months ended July 31, 2001 and 2000 (Unaudited)...................................................      F-18
Consolidated Statements of Cash Flows for the Three-months and
     Nine-months ended July 31, 2001 and 2000 (Unaudited)...................................................      F-19
Consolidated Statements of Changes in Stockholders' Equity for the
     Nine-months ended July 31, 2001 and 2000 (Unaudited)...................................................      F-20
Notes to Consolidated Financial Statements (Unaudited)......................................................      F-21


REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Stockholders of Urstadt Biddle Properties Inc.:

We have audited the accompanying consolidated balance sheets of Urstadt Biddle Properties Inc. and subsidiaries (the "Company"), as of October 31, 2000 and 1999, and the related consolidated statements of income, cash flows and stockholders' equity for each of the three years in the period ended October 31, 2000. These financial statements and schedules referred to below are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Urstadt Biddle Properties Inc. and subsidiaries as of October 31, 2000 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended October 31, 2000 in conformity with accounting principles generally accepted in the United States.

                                                         ARTHUR ANDERSEN LLP




New York, New York
December 13, 2000, except as
to Note (14) which date is January 5, 2001

       URSTADT BIDDLE PROPERTIES INC.
       CONSOLIDATED BALANCE SHEETS
       (In thousands, except share data)


                                                                                                           OCTOBER 31,
                                                                                                ---------------- -----------------
  ASSETS                                                                                                   2000              1999
                                                                                                           ----              ----

  Real Estate Investments:
      Properties owned-- at cost, net of accumulated depreciation                                      $146,851          $144,522
      Properties available for sale - at cost, net of accumulated
        depreciation and recoveries                                                                      12,158            16,966
      Investment in unconsolidated joint venture                                                          9,167             9,889
      Mortgage notes receivable                                                                           2,379             2,500
                                                                                                          -----             -----
                                                                                                        170,555           173,877

  Cash and cash equivalents                                                                               1,952             2,758
  Interest and rent receivable                                                                            3,853             3,370
  Deferred charges, net of accumulated amortization                                                       2,824             2,418
  Other assets                                                                                            1,916             1,351
                                                                                                          -----             -----
                                                                                                       $181,100          $183,774
                                                                                                       ========          ========
  LIABILITIES AND SHAREHOLDERS' EQUITY

  Liabilities:
      Bank loans                                                                                         $    -           $ 2,000
      Mortgage notes payable                                                                             51,903            51,263
      Accounts payable and accrued expenses                                                               1,222             1,907
      Deferred officers' compensation                                                                       102               155
      Other liabilities                                                                                   2,090             1,810
                                                                                                          -----             -----
                                                                                                         55,317            57,135
                                                                                                         ------            ------

  Minority Interest                                                                                       5,140             5,140
                                                                                                          -----             -----

  Preferred Stock, par value $.01 per share; 20,000,000 shares authorized; 8.99%
      Series B Senior Cumulative Preferred stock, (liquidation preference of
      $100
      per share); 350,000 shares issued and outstanding in 2000 and 1999                                 33,462            33,462
                                                                                                         ------            ------

  Stockholders' Equity:
      Excess stock, par value $.01 per share; 10,000,000 shares authorized;
      none issued and outstanding                                                                             -                 -
      Common stock, par value $.01 per share; 30,000,000 shares authorized;
      5,557,387 and 5,531,845 issued and outstanding shares in 2000 and 1999, respectively                   55                55
      Class A Common stock, par value $.01 per share; 40,000,000 shares authorized;
      5,356,249 and 5,184,039 issued and outstanding shares in 2000 and 1999 respectively                    54                52
      Additional paid in capital                                                                        122,448           120,964
      Cumulative distributions in excess of net income                                                 (33,397)          (31,127)
      Unamortized restricted stock compensation and notes receivable
        from officers/stockholders                                                                      (1,979)           (1,907)
                                                                                                        -------           -------

                                                                                                         87,181            88,037
                                                                                                         ------            ------
                                                                                                       $181,100          $183,774
                                                                                                       ========          ========



The accompanying notes to consolidated financial statements are an integral part of these balance sheets.

     URSTADT BIDDLE PROPERTIES INC.
     CONSOLIDATED STATEMENTS OF INCOME
     (In thousands, except per share data)


                                                                                           Year Ended October 31,
                                                                                ----------------------------------------------
                                                                                        2000            1999              1998
                                                                                        ----            ----              ----
REVENUES:
    Operating leases                                                                 $30,242         $28,666           $23,772
    Financing leases                                                                      97             232               353
    Interest and other                                                                   670             532             1,260
    Equity income of unconsolidated joint venture                                        245             384               210
                                                                                         ---             ---               ---
                                                                                      31,254          29,814            25,595
                                                                                      ------          ------            ------

OPERATING EXPENSES:
    Property expenses                                                                 10,413           9,460             7,696
    Interest                                                                           4,245           3,913             2,522
    Depreciation and amortization                                                      6,307           5,896             4,747
    General and administrative expenses                                                2,152           2,150             2,077
    Directors' fees and expenses                                                         164             177               210
                                                                                         ---          ------            ------
                                                                                      23,281          21,596            17,252
                                                                                      ------          ------            ------


OPERATING INCOME BEFORE MINORITY INTERESTS                                             7,973           8,218             8,343

MINORITY INTERESTS IN RESULTS OF CONSOLIDATED JOINT VENTURES                           (451)           (392)             (167)
                                                                                       -----           -----             -----

OPERATING INCOME                                                                       7,522           7,826             8,176

GAINS ON SALES OF REAL ESTATE INVESTMENTS                                              1,067           1,364                 -
                                                                                       -----           -----           -------

NET INCOME                                                                             8,589           9,190             8,176

    Preferred Stock Dividends                                                        (3,147)         (3,147)           (2,561)
                                                                                     -------         -------           -------

NET INCOME APPLICABLE TO COMMON AND CLASS A COMMON STOCKHOLDERS                       $5,442          $6,043            $5,615
                                                                                      ======          ======            ======
BASIC EARNINGS PER SHARE:
Common                                                                                  $.50            $.55              $.52
                                                                                        ====            ====              ====
Class A Common                                                                          $.55            $.62              $.57
                                                                                        ====            ====              ====

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING:
Common                                                                                 5,351           5,236             5,125
                                                                                       =====           =====             =====
Class A Common                                                                         5,059           5,101             5,121
                                                                                       =====           =====             =====

DILUTED EARNINGS PER SHARE:
Common                                                                                  $.49            $.54              $.52
                                                                                        ====            ====              ====
Class A Common                                                                          $.55            $.61              $.57
                                                                                        ====            ====              ====

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING:
Common and Common Equivalent                                                           5,433           5,317             5,283
                                                                                       =====           =====             =====
Class A Common and Class A Common Equivalent                                           5,532           5,545             5,279
                                                                                       =====           =====             =====


The accompanying notes to consolidated financial statements are an integral part of these statements.


     URSTADT BIDDLE PROPERTIES INC.
     CONSOLIDATED STATEMENTS OF CASH FLOWS
     (In thousands)
                                                                                           Year Ended October 31,
                                                                               ---------------- ---------------- ----------------
                                                                                          2000             1999             1998
                                                                                          ----             ----             ----

         OPERATING ACTIVITIES:
         Net income                                                                     $8,589           $9,190           $8,176
         Adjustments to reconcile net income to net cash provided
             by operating activities:
             Depreciation and amortization                                               6,307            5,896            4,747
             Compensation recognized relating to restricted stock                          630              488              331
             Recovery of investment in properties owned
                subject to financing leases                                              1,214            1,249            1,115
             Equity in income of unconsolidated joint venture                            (245)             (384)            (210)
             Gains on sales of real estate investments                                 (1,067)           (1,364)              --
             (Increase) decrease in interest and rent receivable                         (481)             (925)             204
             (Decrease) increase  in accounts payable and accrued expenses               (684)              780             (380)
             (Increase) in other assets and other liabilities, net                       (371)             (507)             (82)
                                                                                         -----            -----             ----
             NET CASH PROVIDED BY OPERATING ACTIVITIES                                  13,892           14,423           13,901
                                                                                        ------           ------           ------

         INVESTING ACTIVITIES:
             Acquisitions of properties                                                (1,627)          (9,717)         (29,592)
             Improvements to properties and deferred charges                           (6,642)          (3,985)          (2,196)
             Net proceeds from sales of properties                                       3,921            2,765               --
             Investment in unconsolidated joint venture                                  (535)            (635)            (340)
             Distributions received from unconsolidated joint venture                    1,500              600               --
             Payments received on mortgage notes receivable                                121              107              998
             Miscellaneous                                                                  --              309               --
                                                                                       --------        --------         --------

             NET CASH (USED IN) INVESTING ACTIVITIES                                   (3,262)         (10,556)         (31,130)
                                                                                       -------         --------         --------

         FINANCING ACTIVITIES:
             Proceeds from sale of preferred stock                                          --               --           33,462
             Proceeds from mortgage notes  payable and bank loans                        6,500           19,000           33,028
             Payments on mortgage notes payable and bank loans                         (7,861)         (15,039)         (37,815)
             Dividends paid - Common and Class A Common shares                         (7,712)          (7,471)          (6,784)
             Dividends paid - Preferred Stock                                          (3,147)          (3,147)          (2,561)
             Sales of additional Common and Class A Common shares                        2,713            2,232              351
             Purchases of Common and Class A Common  shares                            (1,929)            (584)            (474)
                                                                                       -------            -----            -----

             NET CASH (USED IN) PROVIDED BY FINANCING ACTIVITIES                      (11,436)          (5,009)           19,207
                                                                                      --------          -------           ------

         NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS                            (806)          (1,142)            1,978
         CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                                  2,758            3,900            1,922
                                                                                         -----            -----            -----

         CASH AND CASH EQUIVALENTS AT END OF YEAR                                       $1,952           $2,758           $3,900
                                                                                        ======           ======           ======

The accompanying notes to consolidated financial statements are an integral part of these statements.

URSTADT BIDDLE PROPERTIES INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(In thousands, except shares and per share data)


                                                                                                             Unamortized
                                            Common Stock   Class A Common Stock                               Restricted
                                            ------------   --------------------              (Cumulative        Stock
                                    Outstanding            Outstanding           Additional Distributions   Compensation
                                     Number of     Par      Number of     Par     Paid In    In Excess of     and Notes
                                       Shares     Value      Shares      Value    Capital    Net Income)      Receivable    Total
                                    ----------    -----      ------      -----    -------    -----------      ----------    ------

BALANCES - OCTOBER 31, 1997         5,167,495       $51            -         -    $117,763     $(28,530)          $(994)    $88,290
Net Income Applicable to Common
 and Class A common stockholders            -         -            -         -           -        5,615               -       5,615
One-for-one stock split
   effected in the form of a
   dividend of a new issue of
   Class A common stock                     -         -    5,226,991        52         (52)           -               -           -
Cash dividends paid :
   Common stock ($1.13 per share)           -         -            -         -           -       (5,848)              -      (5,848)
   Class A common stock ($.19
   per share)                               -         -            -         -           -         (936)              -        (936)
Sale of additional shares
   under dividend reinvestment plan    14,983         -        4,359         -         270            -               -         270
Exercise of stock options               5,874         -        5,000         -          81            -               -          81
Shares issued under
   restricted stock plan  - net        47,750         1            -         -         970            -            (971)          -
Amortization of restricted stock
   compensation                             -         -            -         -           -            -             331         331
Purchases of shares                   (14,500)        -      (42,700)        -        (474)           -               -         474
                                      -------      ----      -------      ----        ----         ----            ----        ----
BALANCES - OCTOBER 31, 1998         5,221,602        52    5,193,650        52     118,558      (29,699)         (1,634)     87,329
Net Income Applicable to Common
 and Class A common stockholders            -         -            -         -           -        6,043               -       6,043
Cash dividends paid :
   Common stock ($.68 per share)            -         -            -         -           -       (3,511)              -      (3,511)
   Class A common stock ($.76
   per share)                               -         -            -         -           -       (3,960)              -      (3,960)
Deemed repurchase of Class A
   Common stock and reissuance of
   Common stock                       272,727         3     (272,727)       (3)          -            -               -           -
Sale of additional shares              32,000         -      212,000         2       1,943            -               -       1,945
Sale of additional shares under
 dividend reinvestment plan            17,816         -       18,616         -         287            -               -         287
Shares issued under restricted stock
   plan                                46,500         1       46,500         1         759            -            (761)          -
Amortization of restricted stock
   compensation                             -         -            -         -           -            -             488         488
Purchases of shares                   (58,800)       (1)     (14,000)        -        (583)           -               -        (584)
                                      --------       ---    --------     -----       ------       -----           ------      ------
BALANCES - OCTOBER 31, 1999         5,531,845        55    5,184,039        52     120,964      (31,127)         (1,907)     88,037
Net Income Applicable to Common
 and Class A common stockholders            -         -            -         -           -        5,442               -       5,442
Cash dividends paid :
   Common stock ($.70 per share)            -         -            -         -           -       (3,748)              -      (3,748)
   Class A common stock ($.78
   per share)                               -         -            -         -           -       (3,964)              -      (3,964)
Sale of additional shares              64,400         -      256,400         3       2,406            -               -       2,409
Sale of additional shares under
 dividend reinvestment plan            21,367         -       22,035         -         304            -               -         304
Shares issued under restricted stock
   plan                                48,375         1       48,375         1         700            -            (702)          -
Amortization of restricted stock
   compensation                             -         -            -         -           -            -             630         630
Purchases of shares                  (108,600)       (1)    (154,600)       (2)     (1,926)           -               -      (1,929)
                                    ---------        ---   ---------        ---    -------      -------           -----       -----
BALANCES - OCTOBER 31, 2000         5,557,387        $55   5,356,249        $54   $122,448     $(33,397)        $(1,979)    $87,181
                                    =========        ===   =========        ===   ========     =========        ========    =======

The accompanying notes to consolidated financial statements are an integral part of these statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION AND BUSINESS
Urstadt Biddle Properties Inc., (Company), a real estate investment trust, is engaged in the acquisition, ownership and management of commercial real estate, primarily neighborhood and community shopping centers in the northeastern part of the United States. Other assets include office and retail buildings and industrial properties. The Company's major tenants include supermarket chains, other retailers who sell basic necessities and multi-national industrial corporations. At October 31, 2000, the Company owned or had interests in 25 properties. The Company was organized in 1969 as a Massachusetts business trust (Trust) and, in 1997, pursuant to a plan of reorganization, reorganized from a Massachusetts business trust to a Maryland corporation. The plan of reorganization was effected by means of a merger of the Trust into the Company. As a result of the merger, the separate existence of the Trust ceased and each issued and outstanding common share of beneficial interest of the Trust was converted into one share of common stock, par value $.01 per share, of the Company.

PRINCIPLES OF CONSOLIDATION
The consolidated financial statements include the accounts of the Company, its wholly owned subsidiaries, and joint ventures in which the Company has the ability to control the affairs of the venture. The unconsolidated joint venture is accounted for by the equity method of accounting. Under the equity method, only the Company's net investment and proportionate share of income or loss of the unconsolidated joint venture is reflected in the financial statements. All significant intercompany transactions and balances have been eliminated in consolidation.

ACCOUNTING FOR LEASES
The Company accounts for its leases of real property in accordance with the provisions of Financial Accounting Standards Statement No. 13, "Accounting for Leases," as amended. This Statement sets forth specific criteria for determining whether a lease should be accounted for as an operating lease or a direct financing lease. In general, the financing lease method applies where property is under long-term lease to a creditworthy tenant and the present value of the minimum required lease payments at the inception of a lease is at least 90% of the market value of the property leased. Other leases are accounted for as operating leases.

Direct financing leases, which are included in Properties Available for sale, are carried at the aggregate minimum lease payments to be received over the terms of the leases, plus an estimated residual value, less unearned income. The income component of rental payments received, which is based upon the interest rate implicit in the lease, is reflected as financing lease revenues and the remaining portion of the rent is reflected as a recovery of the financing lease asset.

FEDERAL INCOME TAXES
The Company believes it qualifies and intends to continue to qualify as a real estate investment trust (REIT) under Sections 856-860 of the Internal Revenue Code (IRC). Under those sections, a REIT, among other things, that distributes at least 95% (90% for tax years beginning after December 31, 2000) of its real estate trust taxable income will not be taxed on that portion of its taxable income which is distributed. The Company intends to distribute all of its taxable income for the fiscal years through 2000 in accordance with the provisions of Section 858 of the IRC. Accordingly, no provision has been made for Federal income taxes in the accompanying consolidated financial statements.

Taxable income of the Company prior to the dividends paid deduction for the years ended October 31, 2000, 1999 and 1998 was approximately $11,936,000, $8,600,000 and $9,800,000 respectively. The difference between net income for financial reporting purposes and taxable income results from, among other things, differences in adjusted bases for capital gains and losses and different methods of accounting for leases, depreciable lives related to the properties owned and investments in joint ventures.

DEPRECIATION AND AMORTIZATION
The Company uses the straight-line method for depreciation and amortization. Properties owned and properties available for sale are depreciated over the estimated useful lives of the properties, which range from 30 to 40 years. Tenant improvements and deferred leasing costs are amortized over the life of the related leases. All other deferred charges are amortized over the terms of the agreements to which they relate.

PROPERTIES AVAILABLE FOR SALE
A property is classified as available for sale upon determination by the Board of Directors that the property is to be marketed for sale in the normal course of business over the next several years.

REAL ESTATE INVESTMENT IMPAIRMENT
The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the asset to future net cash flows, undiscounted and without interest, expected to be generated by the asset. If such assets are considered impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceed the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. It is the Company's policy to reclassify properties available for sale as assets to be disposed of upon determination that such properties will be sold within one year.

CAPITALIZATION
Acquisition of real estate investments, including brokerage, legal and other external costs incurred in acquiring new properties are capitalized as incurred. Additions, renovations and improvements that enhance and/or extend the useful life of a property are also capitalized. Direct leasing commissions, legal and other leasing related costs expended in connection with the Company's successful leasing activities are capitalized as incurred. Expenditures for ordinary maintenance, repairs and improvements that do not materially prolong the normal useful life of an asset are charged to operations as incurred.

INCOME RECOGNITION
Revenues from operating and finance leases include revenues from properties owned and properties available for sale. Rental income is generally recognized based on the terms of leases entered into with tenants. Rental income from leases with scheduled rent increases is recognized on a straight-line basis over the lease term. Additional rents which are provided for in leases, are recognized as income when earned and their amounts can be reasonably estimated. Interest income is recognized as it is earned. Gains and losses on sales of properties are recorded when the criteria for recognizing such gains or losses under generally accepted accounting principles have been met.

Percentage rent is recognized when a specific tenant's sales breakpoint is achieved. Property operating cost recoveries from tenants of common area maintenance, real estate taxes, and other recoverable costs are recognized in the period the related expenses are incurred.

STATEMENTS OF CASH FLOWS
The Company considers short-term investments with original maturities of 90 days or less to be cash equivalents.

USE OF ESTIMATES
The preparation of financial statements requires management to make use of estimates and assumptions that affect amounts reported in the financial statements as well as certain disclosures. Actual results could differ from those estimates.

EARNINGS PER SHARE
Basic earnings per share ("EPS") excludes the impact of dilutive shares and is computed by dividing net income applicable to Common and Class A common stockholders by the weighted number of Common shares and Class A Common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue Common shares or Class A Common shares were exercised or converted into Common shares or Class A Common shares and then shared in the earnings of the Company. Since the cash dividends declared on the Company's Class A common stock are higher than the dividends declared on the common stock, basic and diluted EPS have been calculated using the "two-class" method. The two-class method is an earnings allocation formula that determines earnings per share for each class of common stock according to the weighted average of the dividends declared, outstanding shares per class and participation rights in undistributed earnings.

The following table sets forth the reconciliation between basic and diluted EPS (in thousands):

                                                                                       2000         1999         1998
                                                                                       ----         ----         ----

NUMERATOR
Net income applicable to common stockholders - basic                                 $2,650       $2,893       $2,674
Effect of dilutive securities:
  Operating partnership units                                                            28            -           80
                                                                                     ------       ------       ------
Net income applicable to common stockholders - diluted                               $2,678       $2,893       $2,754
                                                                                     ======       ======       ======
DENOMINATOR
Denominator for basic EPS-weighted averages common shares                             5,351        5,236        5,125
Effect of dilutive securities:
  Stock options and awards                                                               82           81          103
  Operating partnership units                                                           ---          ---           55
                                                                                     ------        -----        -----
Denominator for diluted EPS - weighted average Common
  equivalent shares                                                                   5,433        5,317        5,283
                                                                                      =====        =====        =====

Numerator
---------
Net income applicable to Class A common stockholders-basic                           $2,792       $3,150       $2,941
Effect of dilutive securities
  Operating partnership units                                                           246          218           87
                                                                                     ------       ------       ------
Net income applicable to Class A common stockholders - diluted                       $3,038       $3,368       $3,028
                                                                                     ======       ======       ======

Denominator
-----------
Denominator for basic EPS - weighted average Class A Common shares                    5,059        5,101        5,121
Effect of dilutive securities:
  Stock options and awards                                                               90          104          103
  Operating partnership units                                                           383          340           55
                                                                                      -----        -----        -----
Denominator for diluted EPS - weighted average Class A
  Common equivalent shares                                                            5,532        5,545        5,279
                                                                                      =====        =====        =====

The weighted average Common equivalent shares and Class A Common equivalent shares for the year ended October 31, 2000 and 1999 each exclude 54,553 shares. These shares were not included in the calculation of diluted EPS because the effect would be anti-dilutive.

New Accounting Standard

In June 1998, the Financial Accounting Standards Board issued Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities," which generally requires that all derivative instruments be reflected in the financial statements at their estimated fair value. The Company does not generally enter into derivative contracts for either investment or hedging purposes. The Company expects to adopt the provisions of this Statement No. 133 in the first quarter of its fiscal 2001, and is reviewing its long term contracts to determine if any terms may be deemed to be embedded derivatives requiring such valuation.

(2) REAL ESTATE INVESTMENTS

The Company's investments in real estate were composed of the following at October 31, 2000 and 1999 (in thousands):


                                      Properties      Investment in    Mortgage
                         Properties   Available for   Unconsolidated   Notes               2000        1999
                         Owned        Sale            Joint Venture    Receivable        Totals      Totals
------------------------ ------------ --------------- ---------------- ------------ ------------ -----------

Retail                      $130,039          $2,090           $9,167       $2,379     $143,675    $145,653
Office/Mixed Use              16,508           6,725                -            -       23,233      22,788
Industrial                         -           2,543                -            -        2,543       4,332
Undeveloped Land                 304             800                -            -        1,104       1,104
                            --------         -------           ------       ------     --------   ---------
                            $146,851         $12,158           $9,167       $2,379     $170,555    $173,877
                            ========         =======           ======       ======     ========    ========

The Company's investments at October 31, 2000, consisted of equity interests in 25 properties, which are located in various regions throughout the United States and mortgage notes. The following is a summary of the geographic locations of the Company's investments at October 31, 2000 and 1999 (in thousands):

                                                        2000               1999
                                                        ----               ----
-------------------------------------------------------------------------------
Northeast                                           $148,461           $145,886
Southeast                                              9,368             12,777
Midwest                                                8,782              9,743
Southwest                                              3,944              5,471
                                                       -----             ------
                                                    $170,555           $173,877
                                                    ========           ========

(3) PROPERTIES OWNED

The components of properties owned were as follows (in thousands):

                                                         2000              1999
                                                         ----              ----
-------------------------------------------------------------------------------
Land                                                  $29,592           $29,104
Buildings and improvements                            144,644           138,152
                                                      -------           -------
                                                      174,236           167,256
Accumulated depreciation                             (27,385)          (22,734)
                                                     --------          --------
                                                     $146,851          $144,522
                                                     ========          ========

Space at properties owned by the Company is generally leased to various individual tenants under short and intermediate term leases which are accounted for as operating leases.

Minimum rental payments on noncancellable operating leases become due as follows: 2001 - $19,648,000; 2002 - $18,422,000; 2003 - $17,054,000; 2004 -
$15,404,000; 2005 - $13,884,000 and thereafter - $67,083,000.

In addition to minimum rental payments, certain tenants are required to pay additional rental amounts based on increases in property operating expenses and/or their share of the costs of maintaining common areas. Certain of the Company's leases provide for the payment of additional rent based on a percentage of the tenant's revenues. Such additional percentage rents are included in rental income and aggregated approximately $148,000, $165,000, and $422,000, in 2000, 1999, and 1998 respectively.

The Company is the general partner in a consolidated limited partnership formed in 1997 to acquire and manage the Eastchester Mall, in Eastchester, New York. The limited partner is entitled to preferential distributions of cash flow from the property and, after a period of three years from the formation of the partnership, may put its interest to the Company for a fixed number of shares of common stock and Class A common stock of the Company, or at its option, the Company may redeem the interest for cash. The Company has the option to purchase the limited partner's interest after a certain period. The partnership agreement, among other things, restricts the sale or refinancing of the property without the limited partner's consent.

The Company is also the general partner in a consolidated limited partnership formed in 1998 to acquire and manage the Arcadian Shopping Center in Briarcliff, New York. The limited partners contributed the property subject to a $6.3 million first mortgage in exchange for operating partnership units (OPU's). The OPU's are exchangeable into an equivalent number of shares of Class A common stock or cash, at the option of the general partner. The limited partners are entitled to preferential distributions of cash flow from the property. The Limited Partners, after a period of three years from the formation of the partnership may put the remainder of their partnership interests to the Company, for, at the option of the general partner, either cash or units of Class A common stock of the Company at a unit price as defined in the partnership agreement. The Company has the option to purchase the limited partners interest after a certain period. The partnership agreement, among other things, places certain restrictions on the sale or refinancing of the property without the limited partners' consent for a specified period; thereafter the partnership agreement imposes no such restrictions.

The limited partners interests in both partnerships are reflected in the accompanying consolidated financial statements as minority interest. The acquisition of the interest in the Arcadian Shopping Center and the assumption of the first mortgage by the partnership represent noncash investing and financing activities and therefore are not included in the accompanying 1999 Consolidated Statement of Cash Flows.

In fiscal 2000, the Company purchased an office property in Greenwich, Connecticut for $1.65 million.

In fiscal 1999, the Company acquired interests in three properties for total consideration of $23 million, including the Towne Centre Shopping Center in which the Company assumed a first mortgage of $4.1 million. The assumption of the first mortgage represents a noncash financing activity and is therefore not included in the accompanying 1999 Consolidated Statement of Cash Flows.

(4) PROPERTIES AVAILABLE FOR SALE

The Board of Directors authorized a plan to sell all of the non-core properties of the Company over a period of several years. The non-core properties, which have been classified as Properties Available for Sale, consist of all of the Company's distribution and service properties and certain of its office and retail properties located outside of the Northeast region of the United States.

At October 31, 2000 and 1999, properties available for sale consisted of the following (in thousands):

                                                    2000                   1999
                                                    ----                   ----
-------------------------------------------------------------------------------
Properties available for sale subject to:
Operating leases                                  $9,615                $13,210
Direct financing leases                            2,543                  3,756
                                                   -----                  -----
                                                 $12,158                $16,966
                                                 =======                =======

OPERATING LEASES
The components of properties available for sale subject to operating leases were as follows (in thousands):

                                                     2000                  1999
-------------------------------------------------------------------------------
Land                                               $2,292                $2,545
Buildings and improvements                         15,706                18,666
                                                   ------                ------
                                                   17,998                21,211
Accumulated depreciation                          (8,383)               (8,001)
                                                  -------               -------
                                                   $9,615               $13,210
                                                   ======               =======

Minimum rental payments on non-cancelable operating leases become due as follows: 2001 - $5,442,000, 2002 - $4,602,000; 2003 - $3,985,000; 2004 -
$4,100,000; 2005 - $4,288,000 and thereafter $7,009,000.

DIRECT FINANCING LEASES
The components of properties available for sale subject to direct financing leases were as follows (in thousands):

                                                      2000                 1999
-------------------------------------------------------------------------------
Total minimum lease payments to be received          $ 442               $1,752
Assumed residual values of leased property           2,107                2,107
Unearned income                                        (6)                (103)
                                                    ------                -----
Investment in property subject to                   $2,543               $3,756
direct financing leases                             ======               ======

Original cost of property subject to               $16,276              $16,276
direct financing leases                            =======              =======

Assumed residual values are based upon a depreciated cost concept using estimated useful lives and thus do not contain an element of appreciation which may result by reason of inflation or other factors.

The remaining minimum lease payments receivable on direct financing leases are due in 2001.

SALES OF PROPERTIES
In fiscal 2000, the Company sold two of its non-core properties and realized net gains on the sales of the properties of $1,067,000.

In fiscal 1999, the Company sold one of its non-core properties and realized a net gain on the sale of the property of $1,364,000.

During the years ended October 31, 2000 and 1999 the Company sold properties for net gains on the sales of $1,067,000 and $1,364,000 (none in 1998). The net operating income in fiscal 2000, 1999 and 1998 of the properties sold was $190,000, $685,000 and $710,000. At October 31, 2000 and 1999, the Company has
not made a determination to sell any specific property currently available for sale.

(5) INVESTMENT IN UNCONSOLIDATED JOINT VENTURE

The Company is the sole general partner in Countryside Square Limited Partnership (the "Partnership"), which owns the Countryside Square Shopping Center in Clearwater, Florida. In 1997, the Company contributed the shopping center at its net carrying amount, and the limited partners contributed 600,000 Common shares of the Company. The Partnership received 600,000 Class A Common Shares pursuant to the stock dividend declared in August 1998 (see Note 9) and in 1999 exchanged 600,000 Common Shares that it held with an affiliate for an equivalent number of Class A Common Shares (the "Exchange"). The partnership agreement provides for the limited partners to receive an annual cash preference from available cash of the Partnership, as defined. Upon liquidation, proceeds from the sale of the partnership assets are to be distributed to the partners in accordance with the terms of the partnership agreement. The property may be sold at any time after the third year of operation and the Company has a right of first refusal on the sale of the property. The partners are not obligated to make any additional capital contributions.

The Company has accounted for its proportionate interest in the Class A Common shares owned by the Partnership as a deemed purchase and, accordingly, reduced its investment in unconsolidated joint venture and shareholders' equity in an amount equal to the fair value of the shares repurchased. As a result of the Exchange, the consolidated statement of shareholders' equity for the year ended October 31, 1999 reflects a deemed reissuance of the Company's proportionate share of the Common shares formerly held by the Partnership and a deemed retirement of its proportionate share of the additional Class A Common shares which the Partnership received. The Company's equity in earnings of the Partnership is reflected after eliminating its proportionate share of dividend income in the Common and Class A Common Shares of the Company recorded by the Partnership.

(6) MORTGAGE NOTES RECEIVABLE

Mortgage notes receivable consist of fixed rate mortgages. The components of the mortgage notes receivable at October 31, 2000 and 1999 were as follows (in thousands):

                                                                               2000        1999
-----------------------------------------------------------------------------------------------

Remaining principal balance                                                  $2,897      $3,059
Unamortized discounts to reflect market interest rates at time of
acceptance of notes                                                            (518)       (559)
                                                                              -----       -----
                                                                             $2,379      $2,500
                                                                              =====       =====

At October 31, 2000, principal payments on mortgage notes receivable become due as follows: 2001 - $111,000; 2002 - $100,000; 2003 - $109,000; 2004 - $119,000;
2005 - $130,000 thereafter - $2,328,000.

At October 31, 2000, the remaining principal balance consists of mortgage notes from two borrowers. The amount due from the largest individual borrower was $1,915,000. The contractual interest rate on mortgage notes receivable is 9%.

(7) MORTGAGE NOTES PAYABLE AND LINES OF CREDIT

At October 31, 2000, the Company has seven nonrecourse mortgage notes payable totaling $40,034,000 ($38,394,000 at October 31, 1999) due in installments over various terms extending to the year 2010 and which bear interest at rates ranging from 7.38% to 9.75%. The mortgage notes payable are collateralized by real estate investments having a net carrying value of $60.7 million as of October 31, 2000.

Scheduled principal payments during the next five years and thereafter are as follows: 2001 - $6,836,000; 2002 - $2,481,000; 2003 - $673,000; 2004 - $727,000;
2005 - $783,000 and thereafter - $28,534,000.

The Company has a $20 million secured revolving credit loan agreement (the "Agreement") with a bank. The Agreement which expires in October 2005 is secured by first mortgage liens on two properties. Interest on outstanding borrowings are at the prime + 1/2% or LIBOR + 1.5%. However, the Company can elect a fixed rate option at any time prior to the last year of the Agreement. The Agreement requires the Company to maintain certain debt service coverage ratios during the term of the agreement and provides for a permanent reduction in the revolving credit loan amount of $625,000 annually, commencing in 2001. At October 31, 2000, the Company had outstanding borrowings of $11,869,000 ($12,869,000 at October 31, 1999). Outstanding borrowings are included in mortgage notes payable in the accompanying consolidated balance sheets.

The Company also has a $10 million unsecured line of credit arrangement with a bank (which was increased to $15 million in December, 2000). The line of credit expires in fiscal 2002 and is available, among other things, to acquire real estate, refinance indebtedness and for working capital needs. Extensions of credit under the arrangement are at the bank's discretion and subject to the bank's satisfaction of certain conditions. Outstanding borrowings bear interest at the prime rate plus 1/2% or LIBOR plus 2 1/2%. The Company pays an annual fee of 1/4% on unused amounts. There were no borrowings outstanding under this line of credit.

Interest paid for the years ended October 31, 2000, 1999, and 1998 was $4,245,000, $4,038,000, and $2,397,000 respectively.

(8) PREFERRED STOCK

In fiscal 1998 the Company sold 350,000 shares of 8.99% Series B Senior Cumulative preferred stock, par value $.01 per share, with a liquidation preference of $100 per share ("Series B Preferred Stock"). Holders of the Series B Preferred Stock are entitled to receive cumulative preferential cash dividends equal to 8.99% per annum, payable quarterly in arrears and subject to adjustment under certain circumstances.

The Series B Preferred Stock has no stated maturity, will not be subject to any sinking fund or mandatory redemption and will not be convertible into other securities or property of the Company. On or after January 8, 2008, the Series B Preferred Stock may be redeemed by the Company at its option, in whole or in part, at a redemption price of $100 per share, plus all accrued dividends. Upon a Change in Control of the Company (as defined), (i) each holder of Series B Preferred Stock shall have the right, at such holder's option, to require the Company to repurchase all or any part of such holder's Series B Preferred Stock for cash at a repurchase price of $100 per share, plus all accrued and unpaid dividends, and (ii) the Company shall have the right, at the Company's option, to redeem all or any part of the Series B Preferred Stock at (a) prior to January 8, 2008, the Make-Whole Price (as defined) and (b) on or subsequent to January 8, 2008, the redemption price of $100 per share, plus all accrued and unpaid dividends.

The Series B Preferred Stock contains covenants which require the Company to maintain certain financial coverages relating to fixed charge and capitalization ratios. Shares of the Series B Preferred Stock are non-voting; however, under certain circumstances (relating to non-payment of dividends or failure to comply with the financial covenants) the preferred stockholders will be entitled to elect two directors.

(9) STOCKHOLDERS' EQUITY

In fiscal 1998, the Board of Directors declared and paid a special stock dividend on the Company's common stock consisting of one share of a newly created class of Class A common stock, par value $.01 per share for each share of the Company's common stock. The Class A common stock entitles the holder to 1/20 of one vote per share. Each share of common stock and Class A common stock have identical rights with respect to dividends except that each share of Class A common stock will receive not less than 110% of the regular quarterly dividends paid on each share of common stock. All references to the number of common shares, except authorized shares, and per share amounts elsewhere in the consolidated financial statements have been adjusted to reflect the effect of the stock dividend for all periods presented.

The Company has a shareholders rights plan, which expires on November 12, 2008. The rights are not currently exercisable. When they are exercisable, the holder will be entitled to purchase from the Company one one-hundredth of a share of a newly-established Series A Participating Preferred Stock at a price of $65 per one one-hundredth of a preferred share, subject to certain adjustments. The distribution date for the rights will occur 10 days after a person or group either acquires or obtains the right to acquire 10% ("Acquiring Person") or more of the combined voting power of the Company's Common Shares, or announces an offer the consummation of which would result in such person or group owning 30% or more of the then outstanding Common Shares. Thereafter, shareholders other than the Acquiring Person will be entitled to purchase original common shares of the Company having a value equal to two times the exercise price of the right.

If the Company is involved in a merger or other business combination at any time after the rights become exercisable, and the Company is not the surviving corporation or 50% or more of the Company assets are sold or transferred, the rights agreement provides that the holder other than the Acquiring Person will be entitled to purchase a number of shares of common stock of the acquiring company having a value equal to two times the exercise price of each right.

The Company's articles of incorporation provide that if, any person acquires more than 7.5% of the outstanding shares of any class of stock, except, among other reasons, as approved by the Board of Directors, such shares in excess of this limit shall automatically be exchanged for an equal number of shares of Excess Stock. Excess Stock have limited rights, may not be voted and are not entitled to any dividends.

The Company has a Restricted Stock Plan (Plan) which provides for the grant of restricted stock awards to key employees of the Company. The Plan, as amended, allows for restricted stock awards of up to 350,000 shares of common stock or Class A common stock. During 2000, the Company awarded 48,375 Common shares (46,500 Common Shares in 1999) and 48,375 Class A Common Shares (46,500 Class A shares in 1999) to participants as an incentive for future services. The shares vest after five years. Dividends on vested and non-vested shares are paid as declared. The market value of shares awarded has been recorded as unamortized restricted stock compensation and is shown as a separate component of stockholders' equity. Unamortized restricted stock compensation is being amortized to expense over the five year vesting period. For the years ended October 31, 2000, 1999 and 1998, $630,000, $488,000, and $331,000 respectively, was charged to expense.

The Company's Board of Directors has authorized a program to purchase up to a total of one million shares of the Company's common stock and Class A common stock. As of October 31, 2000, the Company purchased and retired 223,600 Common shares and 211,300 Class A Common shares under this program.

(10) STOCK OPTION PLAN

The Company has a stock option plan under which 824,093 Common shares and 743,003 Class A Common shares are reserved for issuance to key employees and non-employee Directors of the Company. Options are granted at fair market value on the date of the grant, have a duration of ten years from the date of grant and are generally exercisable in installments over a maximum period of four years from the date of grant.

A summary of stock option transactions during the periods covered by these financial statements is as follows:

Year ended October 31,                      2000                      1999                      1998
----------------------
                                   ------------------------ ------------------------- -------------------------
                                                    Weighted              Weighted               Weighted
                                      Number        Average   Number       Average   Number       Average
                                        of          Exercise    of        Exercise     of        Exercise
COMMON STOCK:                         Shares         Prices   Shares       Prices    Shares       Prices
-------------                         ------         ------   ------       ------    ------       ------
Balance at beginning of period        412,750        $7.04    410,750       $7.09    416,562       $6.98
Granted                               593,000        $6.81      6,000       $7.69      7,000       $9.03
Exercised                                 ---          ---        ---         ---    (5,874)       $6.93
Canceled                            (301,500)        $6.91    (4,000)      $12.70    (6,938)       $8.86
                                    ---------                 -------              ---------
Balance at end of period              704,250        $6.91    412,750       $7.04    410,750       $7.09
Exercisable                           111,250                 387,062                347,375

CLASS A COMMON STOCK:

Balance at beginning of period        412,750        $7.10    410,750       $7.09    416,562       $6.98
Granted                                   ---          ---      6,000       $8.18      7,000       $9.03
Exercised                                 ---          ---        ---         ---    (5,874)       $6.97
Canceled                            (301,500)        $6.96    (4,000)      $12.79    (6,938)       $8.92
                                    ---------                 -------              ---------
Balance at end of period              111,250        $7.48    412,750       $7.10    410,750       $7.09
Exercisable                           111,250                 387,062                347,375

Weighted  average  fair  value of
options granted during the year
    - Common stock                      $0.18                   $0.55                  $1.16
    - Class A Common Stock              $0.12                   $0.59                  $1.16

In connection with the Class A common stock dividend each outstanding incentive stock option to purchase common stock was modified to permit the optionee to purchase an equal number of Class A common stock. Each outstanding non-qualified stock option was modified to permit the optionee to purchase a number of shares of either common stock, Class A common stock or a combination of both based on the fair market values of the respective shares determined at the stock dividend distribution date. In July 2000, an officer of the Company was awarded stock options, to purchase 593,000 shares of common stock, Class A common stock or a combination of both classes of common stock as shall total the number of shares subject to the options.

At October 31, 2000, exercise prices of Common Shares and Class A Common Shares under option ranged from $6.29 to $9.03, for the Common Shares and $6.33 to $9.09, for the Class A Common Shares. Option expiration dates range for both classes of stock from November 2003 through July 2010 and the weighted average remaining contractual life of these options is 4.9 years.

The fair value for these options was estimated as of the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions for the years ended October 31, 2000, 1999 and 1998:

                                                      Year ended October 31,
                                           ------------------------------------
                                                 2000        1999         1998
                                                 ----        ----         ----
Risk-free interest rate                         6.17%       5.65%        5.88%
Expected dividend yields                   9.8%-10.9%        9.1%         7.1%
Expected volatility                             15.1%       23.6%        24.3%
Weighted average option life                 10 Years    10 Years     10 Years

The Black-Scholes option pricing model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including the expected stock volatility. Because the Company's stock option plan has characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of the above stock option plan.

Stock appreciation rights may be issued in tandem with the stock options, in which case, either the option or the right can be exercised. Such rights entitle the grantee to payment in cash or a combination of common shares and cash equal to the increase in the value of the shares covered by the option to which the stock appreciation right is related. The plan limits the value of the stock appreciation rights to 150% of the option price for the related shares. The excess of the market price of the shares over the exercise price of vested options is charged to expense. For the three years ended October 31, 2000, 1999 and 1998 there were no amounts charged to expense.

The Company has adopted the disclosure-only provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock Based Compensation" ("SFAS 123"). Accordingly, no compensation expense has been recognized for the options described above. Had compensation cost for these options been determined based on the fair value on the grant date consistent with the provisions of SFAS 123, the effect on the Company's net income and earnings per share for the three years ended October 31, 2000, 1999 and 1998 would have been immaterial.

Certain officers have exercised stock options and provided full recourse promissory notes to the Company in the amount of $267,000. In fiscal 2000, the promissory notes were amended to extend the term of the notes to 10 years from the date of the original note and to fix the interest rate at 2% over a U.S. treasury note rate. The notes are collateralized by the stock issued upon exercise of the stock options. Interest is payable quarterly and the principal is due in 2007. Such notes are shown in stockholders' equity in the accompanying balance sheet as notes receivable from officers/shareholders.

(11) DISCLOSURE ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

The following disclosures of estimated fair value were determined by management using available market information and appropriate valuation methodologies. Considerable judgement is necessary to interpret market data and develop estimated fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts the Company could realize on disposition of the financial instruments. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

Cash and cash equivalents, rents and interest receivable, accounts payable, accrued expenses, other liabilities and certain borrowings except as noted below are carried at amounts which reasonably approximate their fair values.

The estimated fair value of mortgage notes receivable collateralized by real property is based on discounting the future cash flows at a year-end risk adjusted lending rate that the Company would utilize for loans of similar risk and duration. At October 31, 2000 and 1999, the estimated aggregate fair value of the mortgage notes receivable was $2,586,000 and $2,703,000 respectively.

Mortgage notes payable with aggregate carrying values of $40,034,000 and $38,391,000 have estimated aggregate fair values of $41,301,000 and $38,407,000 at October 31, 2000 and 1999 respectively. Estimated fair value is based on discounting the future cash flows at a year-end risk adjusted lending rate currently available to the Company for issuance of debt with similar terms and remaining maturities.

Although management is not aware of any factors that would significantly affect the estimated fair value amounts, such amounts have not been comprehensively revalued for purposes of these financial statements and current estimates of fair value may differ significantly from the amounts presented herein.

(12) QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

The unaudited quarterly results of operations for the years ended October 31, 2000 and 1999 are as follows (in thousands, except per share data):


                                           Year Ended October 31, 2000                  Year Ended October 31, 1999
                                           ---------------------------                  ---------------------------
                                                  Quarter Ended                                Quarter Ended
                                                  -------------                                -------------
                                      Jan 31     Apr 30    July 31     Oct 31     Jan 31      Apr 30    July 31     Oct 31
                                      ------     ------    -------     ------     ------      ------    -------     ------


Revenues                              $7,812     $7,865     $7,606     $7,971     $6,933      $7,651     $7,266     $7,964
                                      ======     ======     ======     ======     ======      ======     ======     ======

Net Income (1)                        $1,787     $3,067     $1,811     $1,924     $1,747      $2,036     $1,809     $3,598

Preferred Stock Dividends                786        787        787        787        786         787        787        787
                                         ---        ---        ---        ---  --    ---  ----   ---  ----- ---  ----  ---

Net Income Applicable to
  Common and Class A
  common stockholders                 $1,001     $2,280     $1,024     $1,137       $961      $1,249     $1,022     $2,811
                                      ======     ======     ======     ======       ====      ======     ======     ======

Basic Earnings per Share:
Common                                  $.09       $.21       $.09       $.11       $.09        $.12       $.09       $.25
Class A Common                          $.10       $.23       $.10       $.12       $.10        $.12       $.11       $.29

Diluted Earnings per Share:
Common                                  $.09       $.20       $.09       $.11       $.09        $.12       $.09       $.24
Class A Common                          $.10       $.23       $.10       $.12       $.10        $.12       $.11       $.28

(1) Quarters ended April 30, 2000 and October 31, 1999 include gains on sales of real estate investments of $1,067,000 and $1,364,000 respectively.

(13) SEGMENT REPORTING

For financial reporting purposes, the Company has grouped its real estate investments into two segments: equity investments and mortgage loans. Equity investments are managed separately from mortgage loans as they require a different operating strategy and management approach. The Company assesses and measures operating results for each of its segments, based on net operating income. For equity investments, net operating income is calculated as rental revenues of the property less its rental expenses (such as common area expenses, property taxes, insurance, etc.) and, for mortgage loans, net operating income consists of interest income less direct expenses, if any.

The revenues, net operating income and assets for each of the reportable segments are summarized in the following tables for the years ended October 31, 2000, 1999 and 1998. Non-segment assets include cash and cash equivalents, interest receivable, and other assets. The non-segment revenues consist principally of interest income on temporary investments. The accounting policies of the segments are the same as those described in Note 1. (In thousands)

                                         Equity              Mortgage         Non
YEAR ENDED OCTOBER 31,                   Investments         Loans            Segment          Total
----------------------
2000
Total Revenues                           $  30,664           $   376          $   214          $  31,254
                                         =========           =======          =======          =========
Net Operating Income                     $  19,800           $   376          $   214          $  20,390
                                         =========           =======          =======          =========
Total Assets                             $ 176,769           $ 2,379          $ 1,952           $181,100
                                         =========           =======          =======           ========

1999
Total Revenues                           $  29,282           $   302          $   230          $  29,814
                                         ==========          ========         ========         =========
Net Operating Income                     $  19,430           $   302          $   230          $  19,962
                                         ==========          ========         ========         =========
Total Assets                             $ 179,370           $ 2,500          $ 1,904          $ 183,774
                                         =========           =======          ========         =========


                                      F-15

1998
Total Revenues                           $  24,335           $   684          $   576          $  25,595
                                         ==========          ========         ========         =========
Net Operating Income                     $  16,472           $   684          $   576          $  17,732
                                         ==========          ========         ========         =========
Total Assets                             $ 158,455           $ 2,607          $ 3,977          $ 165,039
                                         ==========          ========         =======          =========

The reconciliation to net income for the combined reportable segments and for the Company is as follows:

YEAR ENDED OCTOBER 31,                                             2000            1999                 1998
                                                                   ----            ----                 ----
Net Operating Income from Reportable Segments                   $20,390         $19,962             $ 17,732
                                                                -------        --------             --------

Addition:
    Gains on sales of real estate investments                     1,067          1,364                     -
                                                                  -----          ------             --------
Deductions:
     Interest expense                                             4,245           3,913                2,522
     Depreciation and amortization                                6,307           5,896                4,747
     General, administrative and other expenses                   2,316           2,327                2,287
                                                                 ------         -------                -----
Total Deductions                                                 12,868          12,136                9,556
                                                                 ------         -------                -----

Net Income                                                        8,589           9,190                8,176
     Preferred stock dividends                                  (3,147)          (3,147)              (2,561)
                                                                -------         -------              -------
Net Income Applicable to
     Common and Class A Common Shareholders                      $5,442         $ 6,043               $ 5,615
                                                                 ======         ========              =======

(14) SUBSEQUENT EVENTS

In November 2000, the Company entered into a contract to purchase an office building property in Greenwich, Connecticut at a purchase price of $2,375,000.

On January 5, 2001, the Company sold 200,000 shares of common stock and 5,000 shares of Class A common stock for aggregate proceeds of approximately $1.5 million in a private placement issue to two entities controlled by an officer of the Company.

   URSTADT BIDDLE PROPERTIES INC.
   CONSOLIDATED BALANCE SHEETS
   (In thousands, except share data)

                                                                                                   JULY 31,         OCTOBER 31,
                                                                                                ----------------  ---------------
  ASSETS                                                                                             2001               2000
                                                                                                     ----               ----
                                                                                                 (unaudited)
  Real Estate Investments:
      Properties owned-- at cost, net of accumulated depreciation                                      $159,717          $146,851
      Properties available for sale - at cost, net of accumulated
        depreciation and recoveries                                                                      11,099            12,158
      Properties held for sale                                                                              746                 -
      Investment in unconsolidated joint venture                                                          8,537             9,167
      Mortgage notes receivable                                                                           2,321             2,379
                                                                                                          -----             -----
                                                                                                        182,420           170,555

  Cash and cash equivalents                                                                               2,779             1,952
  Interest and rent receivable, net                                                                       5,185             3,853
  Deferred charges, net of accumulated amortization                                                       3,560             2,824
  Other assets                                                                                            2,360             1,916
                                                                                                          -----             -----
                                                                                                       $196,304          $181,100
                                                                                                       ========          ========
  LIABILITIES AND STOCKHOLDERS' EQUITY

  Liabilities:
      Unsecured Revolving Credit Loans                                                                  $11,500            $    -
      Mortgage notes payable                                                                             54,323            51,903
      Accounts payable and accrued expenses                                                               2,608             1,222
      Deferred officers' compensation                                                                       181               102
      Other liabilities                                                                                   2,181             2,090
                                                                                                          -----             -----
                                                                                                         70,793            55,317
                                                                                                         ------            ------

  Minority Interests                                                                                      4,127             5,140
                                                                                                          -----             -----

  Preferred Stock, par value $.01 per share; 20,000,000 shares authorized; 8.99%
      Series B Senior Cumulative Preferred stock, (liquidation preference of
      $100 per share); 350,000 shares issued and outstanding in 2001 and 2000                            33,462            33,462
                                                                                                         ------            ------

  Stockholders' Equity:
      Excess stock, par value $.01 per share; 10,000,000 shares authorized;
      none issued and outstanding                                                                             -                 -
      Common stock, par value $.01 per share; 30,000,000 shares authorized;
      6,238,750 and 5,557,387 issued and outstanding shares in 2001 and 2000, respectively                   62                55
      Class A Common stock, par value $.01 per share; 40,000,000 shares authorized;
      5,451,955 and 5,356,249 issued and outstanding shares in 2001 and 2000, respectively                   54                54
      Additional paid in capital                                                                        127,866           122,448
      Cumulative distributions in excess of net income                                                 (34,965)          (33,397)
      Unamortized restricted stock compensation and notes receivable
        from officers/stockholders                                                                      (5,095)           (1,979)
                                                                                                        -------           -------

                                                                                                         87,922            87,181
                                                                                                         ------            ------
                                                                                                       $196,304          $181,100
                                                                                                       ========          ========

The accompanying notes to consolidated financial statements are an integral part of these balance sheets.

     URSTADT BIDDLE PROPERTIES INC.
     CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)
     (In thousands, except per share data)

                                                                          Nine Months Ended             Three Months Ended
                                                                               July 31,                      July 31,
                                                                     ----------------------------- ------------------------------

                                                                             2001            2000            2001           2000
                                                                             ----            ----            ----           ----

REVENUES:
    Operating leases                                                      $25,279         $22,455          $8,611         $7,353
    Lease termination proceeds                                              1,137               -           1,137              -
    Interest and other                                                        572             605             249            242
    Equity in income of unconsolidated joint venture                         (22)             223            (14)             11
                                                                           ------          ------           -----          -----
                                                                           26,966          23,283           9,983          7,606
                                                                           ------          ------           -----          -----
OPERATING EXPENSES:
    Property expenses                                                       8,430           7,548           2,847          2,554
    Interest                                                                3,269           3,183           1,123          1,062
    Depreciation and amortization                                           5,429           4,569           2,087          1,491
    General and administrative expenses                                     1,984           1,921             580            541
    Directors' fees and expenses                                              103             125              29             34
                                                                           ------          ------           -----          -----
                                                                           19,215          17,346           6,666          5,682
                                                                           ------          ------           -----          -----

OPERATING INCOME BEFORE MINORITY INTERESTS                                  7,751           5,937           3,317          1,924

MINORITY INTERESTS IN RESULTS OF CONSOLIDATED JOINT VENTURES                  332             338             106            113
                                                                           ------          ------           -----          -----

OPERATING INCOME                                                            7,419           5,599           3,211          1,811

GAINS ON SALES OF REAL ESTATE INVESTMENTS                                       -           1,067               -              -
                                                                            -----           -----           -----          -----

NET INCOME                                                                  7,419           6,666           3,211          1,811

   Preferred Stock Dividends                                                2,360           2,360             787            787
                                                                            -----           -----             ---            ---

NET INCOME APPLICABLE TO COMMON AND  CLASS A COMMON STOCKHOLDERS           $5,059          $4,306          $2,424         $1,024
                                                                           ======          ======          ======         ======

BASIC EARNINGS PER SHARE:
Common                                                                       $.44            $.39            $.21           $.09
                                                                             ====            ====            ====           ====
Class A Common                                                               $.48            $.44            $.23           $.10
                                                                             ====            ====            ====           ====

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING:
Common                                                                      5,840           5,342           5,995          5,326
                                                                            =====           =====           =====          =====
Class A Common                                                              5,192           5,054           5,208          5,028
                                                                            =====           =====           =====          =====

DILUTED EARNINGS PER SHARE:
Common                                                                       $.43            $.39            $.20           $.09
                                                                             ====            ====            ====           ====
Class A Common                                                               $.47            $.43            $.22           $.10
                                                                             ====            ====            ====           ====

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING:
Common and Common Equivalent                                                5,984           5,416           6,176          5,393
                                                                            =====           =====           =====          =====
Class A Common and Class A Common Equivalent                                5,618           5,519           5,611          5,485
                                                                            =====           =====           =====          =====


The accompanying notes to consolidated financial statements are an integral part of these statements.

URSTADT BIDDLE PROPERTIES INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
(In thousands)

                                                                                                   Nine Months Ended
                                                                                                        July 31,
                                                                                                --------------------------
                                                                                                    2001            2000
                                                                                                    ----            ----
OPERATING ACTIVITIES:
Net income                                                                                        $7,419          $6,666
Adjustments to reconcile net income to net cash provided
    by operating activities:
    Depreciation and amortization                                                                  5,429           4,569
    Compensation expense relating to issuance of grants of restricted stock                          573             465
    Recovery of investment in properties owned subject to financing leases                           191           1,024
    Equity in loss (income) of unconsolidated joint venture                                           22            (223)
    Gains on sales of real estate investments                                                          -          (1,067)
    (Increase) in interest and rent receivable                                                    (1,332)           (293)
     Increase (decrease) in accounts payable and accrued expenses                                  1,386            (348)
    (Increase) in other assets and other liabilities, net                                           (303)           (679)
                                                                                                   -----           -----

    NET CASH PROVIDED BY OPERATING ACTIVITIES                                                     13,385          10,114
                                                                                                  ------          ------

INVESTING ACTIVITIES:
    Acquisition of minority interest                                                             (1,013)               -
    Acquisitions of properties                                                                   (5,606)               -
    Deposits on acquisitions                                                                           -            (100)
    Improvements to properties and deferred charges                                              (9,222)          (3,728)
    Investment in unconsolidated joint venture                                                     (392)            (366)
    Distributions received from unconsolidated joint venture                                       1,000           1,200
    Payments received on mortgage notes receivable                                                    58             101
    Net proceed from sales of properties                                                             100           3,921
                                                                                                     ---           -----

    NET CASH (USED IN) PROVIDED BY INVESTING ACTIVITIES                                         (15,075)           1,028
                                                                                                --------           -----

FINANCING ACTIVITIES:
    Sales of additional Common and Class A Common shares                                           1,736           1,387
    Payments on mortgage notes payable and bank loans                                            (6,682)         (7,662)
    Proceeds from mortgage notes payable and bank loans                                           16,450           6,500
    Dividends paid - Common and Class A Common shares                                            (6,627)         (5,783)
    Dividends paid - Preferred Stock                                                             (2,360)         (2,360)
    Purchases of Common and Class A Common shares                                                      -         (1,929)
                                                                                                --------         -------

    NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES                                            2,517         (9,847)
                                                                                                   -----         -------

NET INCREASE IN CASH AND CASH EQUIVALENTS                                                            827           1,295
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD                                                   1,952           2,758
                                                                                                   -----           -----

CASH AND CASH EQUIVALENTS AT END OF PERIOD                                                        $2,779          $4,053
                                                                                                  ======          ======

The accompanying notes to consolidated financial statements are an integral part of these statements.

URSTADT BIDDLE PROPERTIES INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (UNAUDITED)
(In thousands, except shares and per share data)


                                                                                                                Unamortized
                                               Common Stock   Class A Common Stock                              Restricted
                                               ------------   --------------------               (Cumulative       Stock
                                         Outstanding          Outstanding          Additional    Distributions  Compensation
                                          Number of     Par    Number of     Par    Paid In      In Excess of    and Notes
                                           Shares     Value      Shares    Value    Capital       Net Income)    Receivable  Total
                                         ----------   -----    ---------   -----    -------      ------------    ----------  -----



BALANCES - OCTOBER 31, 1999               5,531,845     $55   5,184,039      $52   $120,964         $(31,127)      $(1,907) $88,037
Net Income Applicable to Common and
  Class A Common stockholders                     -       -           -        -          -             4,306            -    4,306
Cash dividends paid:
  Common Stock ($.525  per share)                 -       -           -        -          -           (2,818)            -   (2,818)
  Class A Common Stock ($.585 per share)          -       -           -        -          -           (2,965)            -   (2,965)
Sales of shares                              29,400       -     123,400        1      1,159                -             -    1,160
Sales of shares under dividend
  reinvestment plan                          15,987       -      16,266        -        227                -             -      227
Shares issued under restricted stock plan    48,375       1      48,375        1        700                -          (702)       -
Amortization of restricted stock
  compensation                                    -       -           -        -          -                -           465      465
Purchases of Common and Class A
  Common shares                           (108,600)      (1)   (154,600)      (2)    (1,926)               -             -   (1,929)
                                          ---------      ---   ---------      ---    -------         -------        ------  -------
BALANCES - JULY 31, 2000                  5,517,007      $55  5,217,480      $52    121,124         $(32,604)      $(2,144) $86,483
                                          =========      ===  =========      ===    ========        =========      ======== =======

BALANCES - OCTOBER 31, 2000               5,557,387      $55  5,356,249      $54   $122,448         $(33,397)      $(1,979) $87,181
Net Income Applicable to Common and
  Class A Common stockholders                     -        -          -        -          -             5,059            -    5,059
Cash dividends paid:
  Common Stock ($.54  per share)                  -        -          -        -          -           (3,364)            -   (3,364)
  Class A Common Stock ($.60 per share)           -        -          -        -          -           (3,263)            -   (3,263)
Sales of shares                             200,000        2      5,000        -      1,433                -             -    1,435
Sales of shares under dividend
  reinvestment plan                          14,363        -     17,847        -        256                -             -      256
Shares issued under restricted stock plan    48,000        -     48,000        -        686                -          (686)       -
Exercise of stock options                   419,000        5     24,859        -      3,043                -             -    3,048
Amortization of restricted stock                  -        -          -        -          -                -           573      573
Note from officer from exercise of stock
  options                                                                                                           (3,003)  (3,003)
                                          ---------      ---  ---------      ---   --------         ---------      -------- -------
BALANCES - JULY 31, 2001                  6,238,750      $62  5,451,955      $54   $127,866         $(34,965)      $(5,095) $87,922
                                          =========      ===  =========      ===   ========         =========      ======== =======


The accompanying notes to consolidated financial statements are an integral part of these statements.

                         URSTADT BIDDLE PROPERTIES INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

1.   SIGNIFICANT ACCOUNTING POLICIES

Business

Urstadt Biddle Properties Inc., (the "Company") is a Maryland corporation that has elected to be treated as a real estate investment trust (REIT) under the Internal Revenue Code, as amended. A REIT, among other things, that distributes at least 95% (90% for taxable years beginning on or after January 1, 2001) of its REIT taxable income will not be taxed on that portion of its taxable income which is distributed. The Company believes it qualifies and intends to continue to qualify as a REIT. The Company is engaged in the acquisition, ownership and management of commercial real estate, primarily neighborhood and community shopping centers in the northeastern part of the United States. Other assets include office and retail buildings and industrial properties. The Company's major tenants include supermarket chains and other retailers who sell basic necessities. As of July 31, 2001, the Company owned 25 properties containing a total of 2.8 million gross leasable square feet.

Basis of Presentation

The accompanying unaudited consolidated financial statements include the accounts of the Company, its wholly-owned subsidiaries, and joint ventures in which the Company has the ability to control the affairs of the venture. All significant intercompany transactions and balances have been eliminated. The Company's investment in an unconsolidated joint venture in which it does not exercise control is accounted for by the equity method of accounting. The financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions to Form 10-Q and Article 10 of Regulation S-X. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been omitted. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Results of operations for the nine-month period ended July 31, 2001 are not necessarily indicative of the results that may be expected for the year ending October 31, 2001. It is suggested that these financial statements be read in conjunction with the financial statements and notes thereto included in the Company's annual report on Form 10-K for the fiscal year ended October 31, 2000. The preparation of financial statements requires management to make use of estimates and assumptions that affect amounts reported in the financial statements as well as certain disclosures. Actual results could differ from those estimates.

Income Recognition

In December 1999, the Securities and Exchange Commission released Staff Accounting Bulletin No. 101, "Revenue Recognition ("SAB No. 101"), to provide guidance on the recognition, presentation and disclosure of revenue in financial statements. Specifically, SAB No. 101, among other things, provides guidance on lessors' accounting for contingent rent. SAB No. 101 did not require the Company to change existing revenue recognition policies and therefore had no impact on the Company's financial position or results of operations.

Earnings Per Share

Basic EPS excludes the impact of dilutive shares and is computed by dividing net income applicable to Common and Class A Common stockholders by the weighted number of Common shares and Class A Common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue Common shares or Class A Common shares were exercised or converted into Common shares or Class A Common shares and then shared in the earnings of the Company. Since the cash dividends declared on the Company's Class A Common stock are higher than the dividends declared on the Common Stock, basic and diluted EPS have been calculated using the "two-class" method. The two-class method is an earnings allocation formula that determines earnings per share for each class of common stock according to the weighted average of the dividends declared, outstanding shares per class and participation rights in undistributed earnings.

The following table sets forth the reconciliation between basic and diluted EPS (in thousands):


                                                                                 Nine Months          Three Months
                                                                                   July 31,             July 31,
                                                                            -------------------- ----------------------
                                                                               2001        2000        2001        2000
                                                                               ----        ----        ----        ----
NUMERATOR
Net income  applicable to Common stockholders - basic                        $2,546      $2,099      $1,233        $499
Effect of dilutive securities:
  Operating partnership units                                                    13          14         (5)          13
                                                                             ------      ------      ------        ----
Net income applicable to Common Stockholders - diluted                       $2,559      $2,113      $1,228        $512
                                                                             ======      ======      ======        ====

DENOMINATOR
Denominator for basic EPS-weighted average Common shares                      5,840       5,342       5,995       5,326
Effect of dilutive securities:
  Stock options and awards                                                      144          74         181          67
                                                                             ------      ------      ------        ----
Denominator for diluted EPS - weighted average Common equivalent shares       5,984       5,416       6,176       5,393
                                                                             ======      ======      ======        ====

NUMERATOR
Net income applicable to Class A Common stockholders - basic                 $2,513      $2,207      $1,191       $ 525
Effect of dilutive securities:
Operating partnership units                                                     155         192          50          55
                                                                             ------      ------      ------        ----
Net income applicable to Class A Common stockholders - diluted               $2,668      $2,399      $1,241        $580
                                                                             ======      ======      ======        ====

DENOMINATOR
Denominator for basic EPS - weighted average Class A Common shares            5,192       5,054       5,208       5,028
Effect of dilutive securities:
  Stock options and awards                                                      124          82         148          74
  Operating partnership units                                                   302         383         255         383
                                                                             ------      ------      ------        ----
Denominator for diluted EPS - weighted average Class A Common equivalent
  shares                                                                      5,618       5,519       5,611       5,485
                                                                             ======      ======      ======        ====



The weighted average Common equivalent shares and Class A Common equivalent shares for the nine months and three months ended July 31, 2001 and 2000 each exclude 54,553 shares. These shares were not included in the calculation of diluted EPS because the effect would be anti-dilutive.

Derivative Instruments and Hedging Activities

The Company adopted the provisions of Financial Accounting Standards Board Statement # 133, "Accounting for Derivative Instruments and Hedging Activities" in the first quarter of fiscal 2001. The statement generally requires that all derivative instruments be reflected in the financial statements at their estimated fair value. The Company does not generally enter into derivative contracts for either investment or hedging purposes and accordingly there was no effect on the Company's financial position or results of operations as a result of the adoption of this statement.

2.   PROPERTIES OWNED

During fiscal 2001, the Company entered into separate Purchase Agreements to acquire an office property in Greenwich, Connecticut and a shopping center in Briarcliff Manor, New York (the "Properties") for purchase prices of $2,330,000 and $7,167,000, respectively. Pursuant to the safe harbor provisions for tax-deferred reverse like-kind exchanges under Section 1031 of the Internal Revenue Code, the Properties were conveyed to single member limited liability companies controlled by unrelated title insurance companies (the "LLCs") until such time as the Company completes the sale of one or more of its currently owned properties (the "Relinquished Properties"). Pursuant to certain Exchange Agreements between the Company and the LLCs (the "Exchange Agreements"), the Company loaned the net purchase prices of the respective Properties to the LLCs to complete the purchase of the Properties. The loans which total $5,622,000 are secured by mortgages on the Properties. The loans are payable monthly with interest at interest rates of 8% and 9% per annum and are due six months from the date of the assignment of the Purchase Agreements. The LLCs have net leased the Properties to the Company for lease payments equal to the debt service due on the mortgage each month. The Exchange Agreements also provide that on the earlier of the closing of the sale of the Relinquished Properties or six months from the date of the assignment of the Purchase Agreements, and at the election of the Company, the LLCs will either assign their interests in the LLCs to the Company or convey the Properties directly to the Company in satisfaction of the loans.

In connection with the acquisition of the shopping center property, the Company assumed a first mortgage of $4.2 million. The assumption of the first mortgage represents a non-cash investing activity and is therefore not included in the accompanying 2001 consolidated statement of cash flows.

As the Company has effectively all the risks and rewards of ownership, the net leases and mortgage loans with the LLCs referred to above have been given no accounting recognition and the transactions have been recorded as purchases of the properties. Accordingly, the properties are reflected at their respective purchase costs and are included in "Properties Owned" in the accompanying consolidated balance sheet at July 31, 2001.

The Company has entered into a settlement agreement whereby a former tenant agreed to pay $1.21 million to the Company in satisfaction of all claims against the tenant arising from the tenant's filing of a petition in bankruptcy and the tenant's rejection of its lease at one of the Company's properties. The settlement amount has been reflected in revenues in the accompanying consolidated statements of income for the three month and nine month periods ended July 31, 2001.

3.   PROPERTIES AVAILABLE FOR SALE

In fiscal 2001, the Company sold a warehouse facility to the property's sole tenant for $100,000, an amount which equaled the property's net book carrying amount at the date of sale. The property was sold pursuant to a purchase option contained in the tenant's lease on the property.

In the nine month ended period July 31, 2000, the Company sold two properties for net gains on the sales of $1,067,000.

The net operating income in the nine month and three month periods ended July 31, 2001 and 2000 of the properties sold was not material.

4.   PROPERTIES HELD FOR SALE

At July 31, 2001, properties held for sale consists of one distribution and service property located in Dallas, Texas. The Company is in negotiations to sell this distribution and service property. Properties held for sale are carried at the lower of cost or fair value less costs to sell. Depreciation and amortization are suspended during the period held for sale. It is the Company's policy to classify properties available for sale as properties held for sale upon determination that such properties will be sold within one year.

5.   MORTGAGE NOTES PAYABLE AND LINES OF CREDIT

During fiscal 2001, the Company repaid two mortgage notes payable totaling $6.1 million secured by two of the Company's properties which matured during the period.

The Company has a $20 million secured revolving credit loan agreement which expires in October 2005 and is secured by first mortgage liens on two properties. At July 31, 2001, the Company had borrowings of $16.8 million outstanding under this agreement.

The Company also has a conditional unsecured line of credit arrangement with a bank which was increased to $20 million in June 2001. The line of credit expires in fiscal 2002 and outstanding borrowings bear interest at LIBOR + 2.5%. Extensions of credit under the arrangement are at the bank's discretion and subject to the bank's satisfaction of certain conditions. At July 31, 2001, the Company had borrowings of $11.5 million outstanding and interest on outstanding borrowings currently bear interest at an average annual rate of 6.4%.

6.   MINORITY INTERESTS

The Company is the general partner in Scarborough Associates LP, a consolidated joint venture that owns the Arcadian Shopping Center in Briarcliff, New York. In a prior year, the limited partners contributed the property to the joint venture in exchange for operating partnership units (OPUs) of the joint venture. The OPUs are exchangeable into an equivalent number of shares of the Company's Class A Common Stock or cash, at the option of the Company, after a certain period of years or upon the occurrence of certain events. In February 2001, the Company redeemed 127,548 OPUs for approximately $1.0 million, which represented the Company's net book value of such OPUs as reflected in the caption "Minority Interest" in the accompanying consolidated balance sheets.

7.   STOCKHOLDERS EQUITY

In January 2001, the Company sold 200,000 shares of Common Stock and 5,000 shares of Class A Common Stock for total cash proceeds of $1.435 million in a private placement to two entities controlled by an officer of the Company.

In January 2001, an officer of the Company exercised non-qualified stock options to purchase 419,000 shares of Common Stock and 19,000 shares of Class A Common Stock at various exercise prices ranging from $6.81 per share to $7.71 per share. The officer signed a note in the amount of $3,003,000 to the Company to purchase the shares. The note bears interest at a fixed rate of 6.92%, is due in 2011 and is secured by the shares issued upon exercise of the stock options. The note is shown as a reduction in stockholders equity as "Notes receivable from officers/stockholders". The exercise of the stock options and the note receivable from officer represent non-cash financing activities and are therefore not included in the accompanying 2001 consolidated statement of cash flows.

The Company has a Restricted Stock Plan (Plan) which provides for the grant of restricted stock awards to key employees and directors of the Company. The Plan, as amended, allows for restricted stock awards of up 350,000 shares each of Class A Common Stock and Common Stock. During the nine months ended July 31, 2001, the Company awarded 48,000 shares each of Class A Common Stock and Common Stock (48,375 shares each of Class A Common Stock and Common Stock in fiscal
2000) to participants in the Plan as an incentive for future services. The shares vest after five years. Dividends on vested and non-vested shares are paid as declared. The market value of shares awarded has been recorded as unamortized restricted stock compensation and is shown as a separate component of stockholders equity. Unamortized restricted stock compensation is being amortized to expense over the five year vesting period.

8.   SEGMENT REPORTING

For financial reporting purposes, the Company has grouped its real estate investments into two segments: equity investments and mortgage loans. Equity investments are managed separately from mortgage loans as they require a different operating strategy and management approach. The Company assesses and measures operating results for each of its segments, based on net operating income. For equity investments, net operating income is calculated as rental revenues of the property less its rental expenses (such as common area expenses, property taxes, insurance, etc.) and, for mortgage loans, net operating income consists of interest income less direct expenses, if any.

The revenues, net operating income and assets for each of the reportable segments are summarized in the following tables for the nine month and three month periods ended July 31, 2001 and 2000. Non-segment assets include certain cash and cash equivalents, interest receivable, and other assets. The non-segment revenues consist principally of interest income on temporary investments. The accounting policies of the segments are the same as those described in Note 1. (In thousands)




                                 EQUITY        MORTGAGE        NON
THREE MONTHS ENDED JULY 31,   INVESTMENTS       LOANS        SEGMENT        TOTAL
-----------------------------------------------------------------------------------
2001

Total Revenues                  $  9,833      $     74      $     76      $  9,983
                                ========      ========      ========      ========
Net Operating Income            $  6,880      $     74      $     76      $  7,030
                                ========      ========      ========      ========
Total Assets                    $192,716      $  2,321      $  1,267      $196,304
                                ========      ========      ========      ========

2000

Total Revenues                  $  7,402      $    119      $     85      $  7,606
                                ========      ========      ========      ========
Net Operating Income            $  4,735      $    119      $     85      $  4,939
                                ========      ========      ========      ========
Total Assets                    $175,752      $  2,399      $  2,635      $180,786
                                ========      ========      ========      ========



NINE MONTHS ENDED JULY 31,
2001
Total Revenues                  $ 26,533      $    229      $    204      $ 26,966
                                ========      ========      ========      ========
Net Operating Income            $ 17,771      $    229      $    204      $ 18,204
                                ========      ========      ========      ========
Total Assets                    $192,716      $  2,321      $  1,267      $196,304
                                ========      ========      ========      ========

2000

Total Revenues                  $ 22,782      $    299      $    202      $ 23,283
                                ========      ========      ========      ========
Net Operating Income            $ 14,896      $    299      $    202      $ 15,397
                                ========      ========      ========      ========
Total Assets                    $175,752      $  2,399      $  2,635      $180,786
                                ========      ========      ========      ========


The reconciliation to net income for the combined segments and for the Company is as follows:

                                                        Nine Months            Three Months
                                                      Ended July 31,          Ended July 31,
                                                      ---------------         --------------
                                                   2001         2000         2001         2000
                                                   ----         -----        -----        ----

Net operating income from reportable segments     $18,204      $15,397      $ 7,030      $ 4,939
                                                  -------      -------      -------      -------

Addition:
    Gains on sales of real estate
     investments                                     --          1,067         --           --
                                                  -------      -------      -------      -------
Deductions:
     General and administrative expenses            2,087        2,046          609          575

     Interest expense                               3,269        3,183        1,123        1,062

     Depreciation and amortization                  5,429        4,569        2,087        1,491
                                                  -------      -------      -------      -------
Total Deductions:                                  10,785        9,798        3,819        3,128
                                                  -------      -------      -------      -------

Net Income                                          7,419        6,666        3,211        1,811
   Preferred Stock Dividends                        2,360        2,360          787          787
                                                  -------      -------      -------      -------
Net Income Applicable to Common
   and Class A Common Stockholders                $ 5,059      $ 4,306      $ 2,424      $ 1,024
                                                  =======      =======      =======      =======

9.   SUBSEQUENT EVENTS AND COMMITMENTS

Countryside Square Limited Partnership, an unconsolidated joint venture in which the Company has an interest, has contracted to sell its Countryside Square shopping center. The Company will record its proportionate share of the gain upon the closing of the sale of the property.

In August 2001, we received commitments from two major commercial banks for $11 million in first mortgage loans to be secured by five office properties in Greenwich, Connecticut and one shopping center in Carmel, New York. We will use the proceeds of these mortgage loans to repay amounts outstanding under our short-term credit facilities. The loans will have terms of seven and ten years and will bear interest at a fixed rate of 2% over certain treasury note rates. We expect these transactions to close in September 2001.

On August 24, 2001, the Company sold approximately 4.2 acres of undeveloped land in Denver, Colorado for $1.2 million. The Company will report a gain on the sale of the property in the fourth quarter of fiscal 2001.


[Photo of Arcadian Shopping Center                [Photo of Goodwives Shopping Center
in Briarcliff, New York appears here.]            in Darien, Connecticut appears here.]


ARCADIAN SHOPPING CENTER                          GOODWIVES SHOPPING CENTER
Briarcliff, New York                              Darien, Connecticut



[Photo of Eastchester Mall in                     [Photo of Ridgefield Shopping Center
Eastchester, New York appears here.]              in Ridgefield, Connecticut appears
                                                  here.]


EASTCHESTER MALL                                  RIDGEFIELD SHOPPING CENTER
Eastchester, New York                             Ridgefield, Connecticut



[Photo of Towne Centre at Somers                  [Photo of Valley Ridge Shopping
in Somers, New York appears here.]                Center in Wayne, New Jersey appears
                                                  here.]


TOWNE CENTRE AT SOMERS                            VALLEY RIDGE SHOPPING CENTER
Somers, New York                                  Wayne, New Jersey



[Photo of Danbury Square                          [Photo of Townline Square
in Danbury, Connecticut appears here.]            in Meridan, Connecticut appears here.]


DANBURY SQUARE                                    TOWNLINE SQUARE
Danbury, Connecticut                              Meridan, Connecticut



[Photo of Five Town Plaza                         [Photo of Carmel ShopRite Center
in Springfield, Massachusetts appears here.]      in Carmel, New York appears here.]


FIVE TOWN PLAZA                                   CARMEL SHOPRITE CENTER
Springfield, Massachusetts                        Carmel, New York

=====================================
No person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized representations or information. This prospectus is an offer to sell only the common shares offered hereby, and only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.





PROSPECTUS SUMMARY..............................................   4
RISK FACTORS....................................................   9
SELECTED FINANCIAL DATA.........................................  18
OUR COMPANY.....................................................  19
MARKET PRICE OF AND DISTRIBUTIONS ON OUR CLASS A COMMON STOCK
AND COMMON STOCK................................................  26
USE OF PROCEEDS.................................................  27
CAPITALIZATION..................................................  28
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS.......................................  29
MANAGEMENT......................................................  36
DESCRIPTION OF SECURITIES.......................................  41
CERTAIN PROVISIONS OF OUR ARTICLES OF INCORPORATION AND
BYLAWS, MARYLAND LAW, OUR SHAREHOLDER RIGHTS PLAN, CHANGE
OF CONTROL AGREEMENTS AND INDEMNIFICATION AGREEMENTS............  49
FEDERAL INCOME TAX CONSEQUENCES OF OUR STATUS AS A REIT.........  56
UNDERWRITING....................................................  70
EXPERTS.........................................................  71
LEGAL OPINIONS..................................................  71
WHERE YOU CAN FIND MORE INFORMATION.............................  71
CONSOLIDATED FINANCIAL STATEMENTS...............................  73

=====================================



[URSTADT BIDDLE PROPERTIES INC. LOGO]

4,000,000 Shares of Class A
       common stock



    Class A common stock




 ---------------------
      PROSPECTUS
 ---------------------









     Ferris, Baker Watts,
         Incorporated

    J.J.B. Hilliard, W.L.
         Lyons, Inc.

         Advest, Inc.



        ________, 2001

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

SEC registration fee...................................         $11,000.00
Transfer agent and registrar fees......................         $25,000.00*
Printing expenses......................................         $50,000.00*
Accountants' fees......................................        $100,000.00*
New York Stock Exchange listing fee....................         $22,150.00*
Counsel fees...........................................        $500,000.00*
NASD filing fee........................................          $4,962.00*
Miscellaneous..........................................         $50,000.00*

Total..................................................        $763,112.00*
---------------------
*  Estimated.

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     The Articles of Incorporation and Bylaws of the Registrant provide that the Registrant shall indemnify its directors, officers and certain other parties to the fullest extent permitted from time to time by the Maryland General Corporation Law (the "MGCL"). The MGCL permits a corporation to indemnify its directors, officers and certain other parties against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made a party by reason of their service to or at the request of the Registrant, unless it is established that the act or omission of the indemnified party was material to the matter giving rise to the proceeding and (i) the act or omission was committed in bad faith or was the result of active and deliberate dishonesty, or (ii) in the case of any criminal proceeding, the indemnified party had reasonable cause to believe that the act or omission was unlawful.

ITEM 16.  EXHIBITS

EXHIBIT   DESCRIPTION
NUMBER

*1.1 Form of Underwriting Agreement to be entered into by and among the Company, Ferris, Baker Watts, Incorporated, J.J.B. Hilliard, W.L. Lyons, Inc. and Advest, Inc.

4.1 Amended Articles of Incorporation of the Company, (incorporated by reference to Exhibit C of Amendment No. 1 to Registrant's Statement on Form S-4 (No. 333-19113)).

4.2 Articles Supplementary of the Company (incorporated by reference to Annex A of Exhibit 4.1 of the Registrant's Current Report on Form 8-K dated August 3, 1998).

4.3 Articles Supplementary of the Company (incorporated by reference to Exhibit 4.1 of the Registrant's Current Report on Form 8-K dated January 8, 1998).

4.4 Articles Supplementary of the Company (incorporated by reference to Exhibit A of Exhibit 4.1 of the Registrant's Current Report on Form 8-K dated March 12, 1998).

EXHIBIT   DESCRIPTION
NUMBER

4.5 By-laws of the Company, (incorporated by reference to Exhibit D of Amendment No. 1 to Registrant's Registration Statement on Form S-4 (No. 333-19113).

*5.1      Opinion of Miles & Stockbridge LLP.

*8.1      Opinion of Coudert Brothers as to Tax Matters.

10.1 Form of Indemnification Agreement entered into between the Registrant and each of its Directors and for future use with Directors and officers of the Company (incorporated herein by reference to Exhibit
          10.1 of the Registant's Annual Report on Form 10-K for the year ended October 31, 1989).

10.2 Amended and Restated Change of Control Agreement between the Registrant and James R. Moore dated November 15, 1990 (incorporated herein by reference to Exhibit 10.3 of the Registrant's Annual Report on Form 10-K for the year ended October 31, 1990)

10.3 Amended and Restated Rights Agreement between the Company and The Bank of New York, as Rights Agent, dated as of July 31, 1998 (incorporated herein by reference to Exhibit 10-1 of the Registrant's Current Report on Form 8-K dated November 5, 1998).

10.4 Change of Control Agreement dated as of June 12, 1990 between the Registrant's and Raymond P. Argila (incorporated herein by reference to Exhibit 10.7 of the Registrant's Annual Report on Form 10-K for the year ended October 31, 1990).

10.4.1    Agreement dated December 19, 1991 between the Registrant and Raymond
          P. Argila amending the Change of Control Agreement dated as of June 12, 1990 between the Registrant and Raymond P. Argila (incorporated herein by reference to Exhibit 10.6.1 of the Registrant's Annual Report on Form 10-K for the year ended October 31, 1991).

10.5 Change of Control Agreement dated as of December 20, 1990 between the Registrant and Charles J. Urstadt (incorporated herein by reference to Exhibit 10.8 of the Registrant's Annual Report on Form 10-K for the year ended October 31, 1990).

10.6 Amended and Restated HRE Properties Stock Option Plan (incorporated herein by reference to Exhibit 10.8 of the Registrant's Annual Report on Form 10-K for the year ended October 31, 1991).

10.6.1 Amendments to HRE Properties Stock Option Plan dated June 9, 1993(incorporated herein by reference to Exhibit 10.6.1 of the Registrant's Annual Report on Form 10-K for the year ended October 31, 1995).

EXHIBIT   DESCRIPTION
NUMBER

10.6.2 Form of Supplemental Agreement with Stock Option Plan Participants (non-statutory options). (incorporated by reference to Exhibit 10.6.2 of the Registrant's Annual Report on Form 10-K for the year ended October 31, 1998).


10.6.3 Form of Supplemental Agreement with Stock Option Plan Participants (statutory options). (incorporated by reference to Exhibit 10.6.2 of the Registrant's Annual Report on Form 10-K for the year ended October 31, 1998).

10.7 Amended and Restated Dividend Reinvestment and Share Purchase Plan (incorporated herein by reference to the Registrant's Registration Statement on Form S-3 (No. 333-64381).

10.8 Amended and Restated Change of Control Agreement dated as of November 6, 1996 between the Registrant and Willing L. Biddle (incorporated by reference to Exhibit 10.7 of the Registrant's Annual Report on Form 10-K for the year ended October 31, 1996).

10.9 Countryside Square Limited Partnership Agreement of Limited Partnership dated as of November 22, 1996 between HRE Properties, as General Partner and the persons whose names are set forth on Exhibit A of the Agreement, as Linited Partners (incorporated by reference to Exhibit I of the Registrant's Current Report on Form 8-K dated November 22, 1996)


10.10 Restricted Stock Plan (incorporated by reference to Exhibit B of Amendment No. 1 to Registrant's Registration Statement Form S-4 (No. 333-19113)).

10.10.1 Form of Supplemental Agreement with Restricted Shareholders (incorporated by reference to Exhibit 10.6.2 of the Registrant's Annual Report on Form 10-K for the year ended October 31, 1998).

10.11 Excess Benefit and Deferred Compensation Plan (incorporated by reference to Exhibit 10.10 of the Registrant's Annual Report on Form 10-K for the year ended October 31, 1998).

10.12 Purchase and Sale Agreement, dated September 9, 1998 by and between Goodwives Center Limited Partnership, as seller, and UB Darien, Inc., a wholly owned subsidiary of the Registrant, as purchaser (incorporated by reference to Exhibit 10 of the Registrant's Current Report on Form 8-K dated September 23, 1998).

10.13 Subscription Agreement, dated January 8, 1998, by and among the Company and the Initial Purchasers (incorporated by reference to Exhibit 4.2 of the Registrant's Current Report on Form 8-K dated January 8, 1998).

EXHIBIT   DESCRIPTION
NUMBER

10.14 Registration Rights Agreement, dated January 8, 1998, by and among the Company and the Initial Purchasers (incorporated by reference to Exhibit 4.3 of the Registrant's Current Report on Form 8-K dated January 8, 1998).

10.15 Waiver and Amendment of Registration Rights Agreement dated as of April 16, 1999, by and among the Company and the Initial Purchasers (incorporated by reference to Exhibit 10.15 of the Registrant's Annual Report on Form 10-K for the year ended October 31, 1999).

10.16 Amendment to Shareholder Rights Agreement dated as of September 22, 1999 between the Company and the Rights Agent (incorporated by reference to Exhibit 10.18 of the Registrant's Annual Report on Form 10-K for the year ended October 31, 1999).


10.17 Waiver and Amendment of Registration Rights Agreement dated as of December 6, 1999 by and among the Company and the Initial Purchasers (incorporated by reference to Exhibit 10.17 of the Registrant's Annual Report on Form 10-K for the year ended October 31, 2000).


10.18 Amended and Restated Restricted Stock Award Plan effective December 9, 1999 as approved by the Registrant's shareholders on March 15, 2000 (incorporated by reference to Exhibit 10.18 of the Registrant's Annual Report on Form 10-K for the year ended October 31, 2000).


10.19 Amended and Restated Stock Option Plan adopted June 28, 2000 (incorporated by reference to Exhibit 10.19 of the Registrant's Annual Report on Form 10-K for the year ended October 31, 2000).


10.20 Promissory Note and Stock Pledge Agreement dated January 5, 2001 by Willing L. Biddle in favor or the Registrant (incorporated by reference to Exhibit 10.20 of the Registrant's Annual Report on Form 10-K for the year ended October 31, 2000).


**13.1.1  Annual Report on Form 10-K for the year ended October 31, 2000

**13.1.2  Quarterly Report on Form 10-Q for the quarter ended January 31, 2001

**13.1.3  Quarterly Report on Form 10-Q for the quarter ended April 30, 2001

**13.1.4  Quarterly Report on Form 10-Q for the quarter ended July 31, 2001

**23.1    Consent of Arthur Andersen LLP

EXHIBIT   DESCRIPTION
NUMBER

*23.2     Consent of Miles & Stockbridge (included in Exhibit 5.1).

*23.3     Consent of Coudert Brothers (included in Exhibit 8.1.).

**24.1 Power of Attorney (located on the signature page of this Registration Statement).

-------------------
* To be filed by amendment.

** As filed herewith.

ITEM 17. UNDERTAKINGS

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets the requirements for filing on Form S-2 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Town of Greenwich, State of Connecticut, September 21, 2001.

                                                 URSTADT BIDDLE PROPERTIES INC.

                                                 By: /s/ Charles J. Urstadt
                                                     --------------------------
                                                         Charles J. Urstadt
                                                     Chairman of the Board and
                                                      Chief Executive Officer

                                   SIGNATURES



By:  /s/ Charles J. Urstadt             Chairman, Chief Executive Officer and
     ---------------------------------- Director (Principal Executive Officer)       September 21, 2001
Charles J. Urstadt

By:  /s/ Willing L. Biddle              President, Chief Operating Officer and
     ---------------------------------- Director                                     September 21, 2001
Willing L. Biddle

By:  /s/ James R. Moore                 Executive Vice President and Chief
     ---------------------------------- Financial Officer                            September 21, 2001
James R. Moore

By:  /s/ E. Virgil Conway
     ---------------------------------- Director                                     September 21, 2001
E. Virgil Conway

By:  /s/ Charles D. Urstadt
     ---------------------------------- Director                                     September 21, 2001
Charles D. Urstadt

By:  /s/ Peter Herrick
     ---------------------------------- Director                                     September 21, 2001
Peter Herrick

By:  /s/ Robert R. Douglas
     ---------------------------------- Director                                     September 21, 2001
Robert R. Douglas

By:  /s/ George H.C. Lawrence
     ---------------------------------- Director                                     September 21, 2001
George H.C. Lawrence

By:  /s/ George J. Vojta
     ---------------------------------- Director                                     September 21, 2001
George J. Vojta


                                POWER OF ATTORNEY

         Each person whose signature appears above hereby constitutes and appoints Charles J. Urstadt and Willing L. Biddle, or any of them, his true and lawful attorney-in-fact and agent with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments and any related Rule 462(b) Registration Statement and any other documents filed with the Securities and Exchange Commission) to this Registration Statement, and to cause the same to be filed, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby granting to said attorney-in-fact and agent, or any of them, full power and authority to do and perform each and every act and thing whatsoever requisite or desirable to be done in and about the premises, as fully to all intents and purposes as the undersigned might or could do in person, hereby ratifying and confirming all acts and things that said attorney-in-fact and agent, or any of them, or his or their substitute, may lawfully do or cause to be done by virtue hereof.

         Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the above persons on the 21st day of September, 2001.

                                  EXHIBIT INDEX

EXHIBIT   DESCRIPTION
NUMBER

*1.1 Form of Underwriting Agreement to be entered into by and among the Company, Ferris, Baker Watts, Incorporated, J.J.B. Hilliard, W.L. Lyons, Inc. and Advest, Inc.

4.1 Amended Articles of Incorporation of the Company, (incorporated by reference to Exhibit C of Amendment No. 1 to Registrant's Statement on Form S-4 (No. 333-19113)).

4.2 Articles Supplementary of the Company (incorporated by reference to Annex A of Exhibit 4.1 of the Registrant's Current Report on Form 8-K dated August 3, 1998).

4.3 Articles Supplementary of the Company (incorporated by reference to Exhibit 4.1 of the Registrant's Current Report on Form 8-K dated January 8, 1998).

4.4 Articles Supplementary of the Company (incorporated by reference to Exhibit A of Exhibit 4.1 of the Registrant's Current Report on Form 8-K dated March 12, 1998).

4.5 By-laws of the Company, (incorporated by reference to Exhibit D of Amendment No. 1 to Registrant's Registration Statement on Form S-4 (No. 333-19113).

*5.1      Opinion of Miles & Stockbridge LLP.

*8.1      Opinion of Coudert Brothers as to Tax Matters.

10.1 Form of Indemnification Agreement entered into between the Registrant and each of its Directors and for future use with Directors and officers of the Company (incorporated herein by reference to Exhibit
          10.1 of the Registant's Annual Report on Form 10-K for the year ended October 31, 1989).

10.2 Amended and Restated Change of Control Agreement between the Registrant and James R. Moore dated November 15, 1990 (incorporated herein by reference to Exhibit 10.3 of the Registrant's Annual Report on Form 10-K for the year ended October 31, 1990)

10.3 Amended and Restated Rights Agreement between the Company and The Bank of New York, as Rights Agent, dated as of July 31, 1998 (incorporated herein by reference to Exhibit 10-1 of the Registrant's Current Report on Form 8-K dated November 5, 1998).

10.4 Change of Control Agreement dated as of June 12, 1990 between the Registrant's and Raymond P. Argila (incorporated herein by reference to Exhibit 10.7 of the Registrant's Annual Report on Form 10-K for the year ended October 31, 1990).

10.4.1    Agreement dated December 19, 1991 between the Registrant and Raymond
          P. Argila amending the Change of Control Agreement dated as of June 12, 1990 between the Registrant and Raymond P. Argila (incorporated herein by reference to Exhibit 10.6.1 of the Registrant's Annual Report on Form 10-K for the year ended October 31, 1991).

10.5 Change of Control Agreement dated as of December 20, 1990 between the Registrant and Charles J. Urstadt (incorporated herein by reference to Exhibit 10.8 of the Registrant's Annual Report on Form 10-K for the year ended October 31, 1990).

10.6 Amended and Restated HRE Properties Stock Option Plan (incorporated herein by reference to Exhibit 10.8 of the Registrant's Annual Report on Form 10-K for the year ended October 31, 1991).

10.6.1 Amendments to HRE Properties Stock Option Plan dated June 9, 1993(incorporated herein by reference to Exhibit 10.6.1 of the Registrant's Annual Report on Form 10-K for the year ended October 31, 1995).

10.6.2 Form of Supplemental Agreement with Stock Option Plan Participants (non-statutory options). (incorporated by reference to Exhibit 10.6.2 of the Registrant's Annual Report on Form 10-K for the year ended October 31, 1998).


10.6.3 Form of Supplemental Agreement with Stock Option Plan Participants (statutory options). (incorporated by reference to Exhibit 10.6.2 of the Registrant's Annual Report on Form 10-K for the year ended October 31, 1998).

10.7 Amended and Restated Dividend Reinvestment and Share Purchase Plan (incorporated herein by reference to the Registrant's Registration Statement on Form S-3 (No. 333-64381).

10.8 Amended and Restated Change of Control Agreement dated as of November 6, 1996 between the Registrant and Willing L. Biddle (incorporated by reference to Exhibit 10.7 of the Registrant's Annual Report on Form 10-K for the year ended October 31, 1996).

10.9 Countryside Square Limited Partnership Agreement of Limited Partnership dated as of November 22, 1996 between HRE Properties, as General Partner and the persons whose names are set forth on Exhibit A of the Agreement, as Linited Partners (incorporated by reference to Exhibit I of the Registrant's Current Report on Form 8-K dated November 22, 1996)


10.10 Restricted Stock Plan (incorporated by reference to Exhibit B of Amendment No. 1 to Registrant's Registration Statement Form S-4 (No. 333-19113)).

10.10.1 Form of Supplemental Agreement with Restricted Shareholders (incorporated by reference to Exhibit 10.6.2 of the Registrant's Annual Report on Form 10-K for the year ended October 31, 1998).

10.11 Excess Benefit and Deferred Compensation Plan (incorporated by reference to Exhibit 10.10 of the Registrant's Annual Report on Form 10-K for the year ended October 31, 1998).

10.12 Purchase and Sale Agreement, dated September 9, 1998 by and between Goodwives Center Limited Partnership, as seller, and UB Darien, Inc., a wholly owned subsidiary of the Registrant, as purchaser (incorporated by reference to Exhibit 10 of the Registrant's Current Report on Form 8-K dated September 23, 1998).

10.13 Subscription Agreement, dated January 8, 1998, by and among the Company and the Initial Purchasers (incorporated by reference to Exhibit 4.2 of the Registrant's Current Report on Form 8-K dated January 8, 1998).

10.14 Registration Rights Agreement, dated January 8, 1998, by and among the Company and the Initial Purchasers (incorporated by reference to Exhibit 4.3 of the Registrant's Current Report on Form 8-K dated January 8, 1998).

10.15 Waiver and Amendment of Registration Rights Agreement dated as of April 16, 1999, by and among the Company and the Initial Purchasers (incorporated by reference to Exhibit 10.15 of the Registrant's Annual Report on Form 10-K for the year ended October 31, 1999).

10.16 Amendment to Shareholder Rights Agreement dated as of September 22, 1999 between the Company and the Rights Agent (incorporated by reference to Exhibit 10.18 of the Registrant's Annual Report on Form 10-K for the year ended October 31, 1999).


10.17 Waiver and Amendment of Registration Rights Agreement dated as of December 6, 1999 by and among the Company and the Initial Purchasers (incorporated by reference to Exhibit 10.17 of the Registrant's Annual Report on Form 10-K for the year ended October 31, 2000).


10.18 Amended and Restated Restricted Stock Award Plan effective December 9, 1999 as approved by the Registrant's shareholders on March 15, 2000 (incorporated by reference to Exhibit 10.18 of the Registrant's Annual Report on Form 10-K for the year ended October 31, 2000).

10.19 Amended and Restated Stock Option Plan adopted June 28, 2000 (incorporated by reference to Exhibit 10.19 of the Registrant's Annual Report on Form 10-K for the year ended October 31, 2000).


10.20 Promissory Note and Stock Pledge Agreement dated January 5, 2001 by Willing L. Biddle in favor or the Registrant (incorporated by reference to Exhibit 10.20 of the Registrant's Annual Report on Form 10-K for the year ended October 31, 2000).


**13.1.1  Annual Report on Form 10-K for the year ended October 31, 2000

**13.1.2  Quarterly Report on Form 10-Q for the quarter ended January 31, 2001

**13.1.3  Quarterly Report on Form 10-Q for the quarter ended April 30, 2001

**13.1.4  Quarterly Report on Form 10-Q for the quarter ended July 31, 2001

**23.1    Consent of Arthur Andersen LLP

*23.2     Consent of Miles & Stockbridge (included in Exhibit 5.1).

*23.3     Consent of Coudert Brothers (included in Exhibit 8.1.).

**24.1 Power of Attorney (located on the signature page of this Registration Statement).

-------------------
* To be filed by amendment.
** As filed herewith.